AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY __, 2000
                                                      REGISTRATION NO. 333-32192

================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   ----------

                          PRE-EFFECTIVE AMENDMENT NO. 1
                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                                   ----------

                           LEISURE TRAVEL GROUP, INC.
              -----------------------------------------------------
             (Exact Name of Registrant as Specified in its Charter)

                                   ----------

          Delaware                         7011                  98-0219586
(State or Other Jurisdiction   (Primary Standard Industrial   (I.R.S. Employer
     of Incorporation or       Classification Code Number)   Identification No.)
        Organization)

                                   ----------

                           6 LEYLANDS PARK, NOBS CROOK
                                  COLDEN COMMON


                           WINCHESTER SO21 1TH ENGLAND
          TELEPHONE: 011-44-1703-601155 TELECOPIER: 011-44-1703-696099

       -----------------------------------------------------------------
               (Address, Including Zip Code, and Telephone Number,
       Including Area Code, of Registrant's Principal Executive Offices)

                                   ----------

                                 RAYMOND J. PEEL
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                           LEISURE TRAVEL GROUP, INC.
                                  COLDEN COMMON
                           WINCHESTER SO21 1TH ENGLAND

          TELEPHONE: 011-44-1703-601155 TELECOPIER: 011-44-1703-696099

           ----------------------------------------------------------
            (Name, Address, Including Zip Code, and Telephone Number,
                   Including Area Code, of Agent for Service)

                                   ----------

                          Copies of communications to:

  STEPHEN A. WEISS, ESQ.                                JAMES ZATOLOKIN, ESQ.
 ANTHONY J. MARSICO, ESQ.                               MARY ANN SAPONE, ESQ.
  GREENBERG TRAURIG, LLP                                     POLLET LAW
200 PARK AVENUE, 15TH FLOOR                           10900 WILSHIRE BOULEVARD,
 NEW YORK, NEW YORK 10166                                     SUITE 500
 TELEPHONE: (212) 801-9200                              LOS ANGELES, CA 90024
TELECOPIER: (212) 801-6400                            TELEPHONE: (310) 208-1182
                                                      TELECOPIER: (310) 208-1154

                                   ----------

      APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

      If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

      If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

      If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

      If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

      If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

      THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

-------------------------------------------------------------------------------
THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED.
WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH
THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.
--------------------------------------------------------------------------------

                       SUBJECT TO COMPLETION, DATED MAY __, 2000

PROSPECTUS

                        3,000,000 SHARES OF COMMON STOCK

                           LEISURE TRAVEL GROUP, INC.

      This is an initial public offering of 3,000,000 shares of our common stock.

      We have applied for quotation of our common stock on the Nasdaq National Market under the symbol "LTGI."

      We anticipate that the initial public offering price will be between $10.00 and $12.00 per share.

                                   ----------

      SEE "RISK FACTORS" BEGINNING ON PAGE ___ FOR A DISCUSSION OF CERTAIN FACTORS THAT YOU SHOULD CONSIDER BEFORE BUYING SHARES OF OUR COMMON STOCK.

                                   ----------

      NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF ANYONE'S INVESTMENT IN THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

===============================================================================
                                                       PER SHARE      TOTAL
-------------------------------------------------------------------------------
Public Offering Price.............................     $________   $__________
Underwriting Discounts and Commissions............     $________   $__________
Proceeds, before expenses, to Leisure Travel Group,
  Inc.............................................     $________   $__________
===============================================================================


      The underwriters may, under some circumstances, for 45 days after the date of this prospectus, purchase up to an additional 450,000 shares of common stock from us and a corporate affiliate of our principal shareholder at the initial public offering price, less underwriting discounts and commissions, to cover over-allotments, if any. If the over-allotment option is fully exercised, a total of 413,333 shares will be purchased from such corporate affiliate and the balance will be purchased from us.


                                -----------------

      The underwriters expect to deliver the shares of common stock at the offices of Roth Capital Partners Incorporated in Newport Beach, California, on or about __________, 2000, against payment in immediately available funds.

                                -----------------

                              ROTH CAPITAL PARTNERS
                             I N C O R P O R A T E D

                 The date of this prospectus is _________, 2000.

      You should rely only on the information contained in this prospectus. We have not, and the underwriter has not, authorized anyone to provide you with information that is different. This prospectus may be used only where it is legal to sell these securities. The information in this prospectus is complete and accurate as of the date on the front cover, but the information may have changed since that date.

      IN CONNECTION WITH AN UNDERWRITTEN OFFERING, THE SECURITIES AND EXCHANGE COMMISSION RULES PERMIT THE UNDERWRITER TO ENGAGE IN TRANSACTIONS THAT STABILIZE THE PRICE OF OUR SECURITIES. THESE TRANSACTIONS MAY INCLUDE, AMONG OTHER THINGS, PURCHASE FOR THE PURPOSE OF FIXING OR MAINTAINING THE PRICE OF OUR SECURITIES AT A LEVEL THAT IS HIGHER THAN THE MARKET WOULD DICTATE IN THE ABSENCE OF SUCH TRANSACTIONS. WE DO NOT KNOW WHETHER THE UNDERWRITER WILL ENGAGE IN ANY TRANSACTIONS OF THAT SORT. IF THE UNDERWRITER ENGAGES IN ANY TRANSACTIONS OF THAT TYPE IT MAY DISCONTINUE THEM AT ANY TIME.

                                   ----------

                                TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----

Prospectus Summary .....................................................      1
Risk Factors ...........................................................      7
Cautionary Notice Regarding Forward Looking Statements .................     21
Use of Proceeds ........................................................     21
Dividend Policy ........................................................     22
Capitalization .........................................................     23
Dilution ...............................................................     24
Unaudited Condensed Pro Forma Consolidated Financial Information .......     25
Selected Financial Data ................................................     32
Management's Discussion and Analysis of Financial Condition and
  Results of Operations ................................................     33
Business ...............................................................     41
Management .............................................................     54
Certain Transactions ...................................................     58
Principal Stockholders .................................................     60
Description of Securities ..............................................     61
Shares Eligible for Future Sale ........................................     63
Underwriting ...........................................................     64
Legal Matters ..........................................................     66
Experts ................................................................     66
Additional Information .................................................     67
Index to Financial Statements ..........................................    F-1

                                   ----------

trrravel.com is a trademark of Trravel.com Limited, a 49% owned investment of Leisure Travel Group, Inc. This prospectus also contains trademarks and tradenames of other companies.

Information contained on the www.trrravel.com Web site does not constitute a part of this prospectus.

--------------------------------------------------------------------------------
                              PROSPECTUS SUMMARY

      The following summary highlights selected information from this prospectus and may not contain all the information that is important to you. To understand our business and this offering fully, you should read this entire prospectus carefully, including the consolidated financial statements and the related notes beginning on page F-1. All of our business is conducted through our operating subsidiaries which are private limited companies organized under the laws of England and Wales.


                                   OUR COMPANY

OVERVIEW

      We have been established to become a leading international single-source provider of attractively priced, specialized holiday and leisure accommodations and world-wide packaged travel services. Upon completion of this offering, we will acquire five unique and well-known holiday resort hotels in the United Kingdom and two retail and group travel providers and tour operators that offer flexible, independent travel programs. In addition, we will acquire a 49% ownership interest in trrravel.com Limited, which operates a European on-line travel Web site offering complete vacation and travel packages direct to consumers, and also owns and operates a tour operating airline seat provider. Through consolidation of these and other vacation and travel-related businesses, we believe that we are able to offer both vacationers and travel agents and tour operators a single source of competitively priced products and services within and across multiple holiday and leisure travel segments. We intend to expand our business by acquiring additional vacation and leisure travel businesses, including resort hotels, travel providers and tour operators, and utilizing a consumer-direct, online travel Web site.

      On an unaudited pro forma basis, we derived consolidated income before income taxes of approximately $2.3 million from consolidated net revenues of approximately $47.4 million for the twelve months ended October 31, 1999.

OUR HOTEL BUSINESS

      We own and operate under the name "Grand Hotels," five holiday resort hotels situated near major seaside resorts in England and Wales, which offer attractively priced vacation accommodations, including food and entertainment, for weekend and lengthier stays. The hotels have a total of 1,274 available rooms and achieved approximately 80% room occupancy in the two-year period ended December 31, 1998. Approximately 112.5% and 59.6% of our pro forma consolidated net income and consolidated net revenues, respectively, for the twelve months ended October 31, 1999 were derived from our hotel operations. The revenues and net income of the hotels dropped significantly during the six months ended June 30, 1999 due to the fact that the previous owners, following their decision to sell the Butlin's Provincial Hotels, delayed the production and distribution of the main holiday brochure, which inevitably reduced hotel bookings and room occupancy. However, following our acquisition of the hotels, the re-branding of its name and image and modernization of certain operating policies by our highly experienced management team, both hotel revenues and profits improved substantially during the seven months ended January 31, 2000. In addition, we recently secured new agreements with United Kingdom tour coach operators for the advance purchase of beds, which we anticipate will provide approximately $3.2 million of annual revenues, increased our room and accommodation rates by an average of 8%, and secured advance bookings at February 14, 2000 that represent approximately 44% of our target of 651,000 sleeper nights for the remainder of our fiscal year ending October 31, 2000, or a 78% occupancy rate.

OUR TRAVEL BUSINESS

      We offer competitively-priced travel-related services and accommodations in a variety of holiday destinations in Europe, North America and South Africa. Located in 8 offices in and around Manchester and Horsham, England, our retail and group travel and tour operating businesses have over 15 years of experience in providing packaged tours primarily to holiday resorts located throughout Europe direct to the public and through other tour operators. We also offer special interest tours to major European sporting events, including horse racing tours throughout the United Kingdom and Europe, and trips for supporters of the Manchester United Football Club. We offer a wide range of private accommodations in a variety of holiday destinations in southern Europe, such as private country homes and villas with swimming pools in Tuscany, Sardinia and other regions of Italy, Andalucian haciendas with exquisite views in Spain and traditional Ottoman-style houses in Turkey. We


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

achieve competitive pricing and access to inventory through negotiated arrangements with major airlines, including Singapore Airlines, British Airways, Alitalia and Iberia, and auto rental and insurance companies.

      Through trrravel.com Limited, our 49%-owned subsidiary, we operate a tour operating airline seat provider which purchases blocks of airline seats from airlines and other travel and tour operators for resale and acts as an agent in brokering such seats on a commission basis.

OUR TRAVEL WEB SITE

      The core of the distribution program for our travel services is a consumer-direct online travel site that provides travelers with immediate access both to our proprietary booking system and to detailed hotel information and destination guides. Visitors to the www.trrravel.com Web site are able to compare travel options, rates and availability, and book and purchase a wide variety of travel services, including our independently tailored vacation programs and group packages, seven days a week. Our Internet available vacation and holiday packages include airfare, hotel and related accommodations, car rental and other items. We believe that by being able to directly offer travel services to consumers via the Internet, we will realize savings in operating expenses that will enable us to maintain better gross margins than many travel agencies or other travel groups that rely primarily on retail travel agencies for distribution.

OUR MARKETS

      Travel and tourism represents one of the largest consumer markets and one of the fastest growing industries in the United Kingdom. The British Tourist Authority estimates that in 1998, travel expenditures by overseas visitors in the United Kingdom totaled more than approximately $20.5 billion, and that by the year 2003, overseas visitors will spend approximately $29.0 billion a year in the United Kingdom, 44% more than 1998. The British Tourist Authority also estimates that in 1998, travel expenditures by residents of the United Kingdom in the United Kingdom totaled more than approximately $22.6 billion which, when combined with expenditures by overseas visitors, totaled approximately $43.0 billion in 1998. Of the $43.2 billion spent in 1998 on travel in the United Kingdom, approximately $15.0 billion was spent on accommodations, approximately $5.6 billion was spent on travel within the United Kingdom, and approximately $1.8 billion was spent on travel-related services. The European Travel Commission estimates that travel agencies alone generated approximately $126 billion in total sales in 1998.

      The growth of travel sales through the Internet has created another channel for travel service providers to sell products and services to travelers. Online sales of travel services have expanded dramatically in recent years due to the substantial benefits of e-commerce to both travel service providers and consumers. By moving their travel services online, travel service suppliers, retail travel agencies and travel wholesalers can reach a global customer base from a central location. According to Forrester Research, online travel bookings are expected to grow to $29.5 billion in 2003 from $3.1 billion in 1998, representing a compound annual growth rate of 57%.

OUR OPERATING STRATEGY

      Our objective is to become a leading international single-source provider of attractively priced, specialized holiday and leisure accommodations and world-wide package travel services. To accomplish this objective, we will pursue an operating strategy that includes the following elements:

      o increasing the revenues, profitability and occupancy rate of our holiday resort hotels by upgrading accommodations and improving service, increasing our bus and coach tour package business, offering higher priced weekend packages tailored to a younger customer base, and improving our average room tariff rate;

      o providing added value to consumers by offering complete world-wide travel planning solutions at competitive prices;

      o using the www.trrravel.com Web site as a world-wide marketing tool, aggressively promoting, advertising and increasing the value and visibility of our brand in the vacation travel service and resort hotel industries through high quality service, active marketing and promotional programs;

      o leveraging our strength in selected travel destinations to achieve leading positions in these and other high-volume, high-margin vacation destinations; and

      o providing services to other independent tour operators, including airline seats and holiday villas.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
OUR GROWTH STRATEGY

      To complement our operating strategy, we have developed a multi-faceted growth strategy comprised of the following elements:


      o continuing to acquire underperforming hotels in Spain and other European coastal resort areas and implementing operational initiatives to achieve revenue growth and margin improvements;

      o identifying and completing strategic acquisitions of other vacation and leisure travel businesses, including travel service providers in the United Kingdom and throughout Europe; and

      o enhancing distribution channels by the direct selling of travel and vacation related services to consumers online while continuing to support and leverage our strong relationships with existing retail travel agents.

      We were incorporated under the laws of the State of Delaware in February 2000. Our principal executive offices are located at 6 Leylands Park, Nobs Crook, Colden Common, Winchester SO21 1TH England, and our telephone number at that address is 011-44-1703-601155. Unless the context otherwise indicates, all references in this prospectus to:

      o "Leisure Travel Group," "we," "our" and "us" refer to Leisure Travel Group, Inc., a Delaware corporation, together with its direct and indirect subsidiaries and investments, after giving effect to the acquisitions discussed below;

      o "LTGL" refer to Leisure Travel Group Limited, together with its subsidiaries Miss Ellie's World Travel Limited and Ilios Travel Limited, prior to our acquisition of all of its outstanding share capital;

      o "GHG" refer to Grand Hotel Group Limited, prior to the acquisition of all of its outstanding share capital by LTGL,

      o "Grand Hotel Group (Predecessor)" and "GHG (Predecessor)" refer to the five hotels formerly known as the Butlins Provincial Hotels prior to their acquisition by GHG in June 1999;

      o "LTG" refer to the combination of LTGL and GHG, as entities under common control from June 30, 1999;

                                   ----------

      UNLESS OTHERWISE STATED, THE INFORMATION IN THIS PROSPECTUS GIVES EFFECT TO THE FOLLOWING TRANSACTIONS WHICH WILL BE COMPLETED SIMULTANEOUSLY WITH THIS
OFFERING:

      o     OUR ACQUISITION OF 100% OF THE OUTSTANDING SHARE CAPITAL OF LTGL;
            AND

      o LTGL'S ACQUISITION OF 100% OF THE OUTSTANDING SHARE CAPITAL OF GHG AND 49% OF THE OUTSTANDING SHARE CAPITAL OF TRRRAVEL.COM LIMITED.

      UNLESS OTHERWISE STATED, THE INFORMATION IN THIS PROSPECTUS DOES NOT GIVE EFFECT TO:

      o     THE REPRESENTATIVE'S WARRANTS;

      o     THE UNDERWRITERS' OVER-ALLOTMENT OPTION OR ITS EXERCISE; AND

      o UP TO ____________ SHARES OF COMMON STOCK ISSUABLE UPON THE EXERCISE OF STOCK OPTIONS.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                  THE OFFERING

Common Stock Offered ..................  3,000,000 shares.

Common Stock Outstanding
  Immediately Following this
  Offering ............................  8,060,000 shares.

Use of Proceeds .......................  We intend to use the net proceeds of this offering:

                                         o  together with approximately $6.4
                                            million of proceeds from a mortgage
                                            refinancing, $10.4 million to pay in
                                            full a $16.8 million note to a
                                            subsidiary of The Rank Group plc;

                                         o  to expand our travel-related
                                            services business, including
                                            advertising and the development of
                                            the www.trrravel.com Web site; to
                                            acquire additional resort hotels in
                                            England, Spain and other locations;
                                            and

                                         o  for general corporate and working
                                            capital purposes, including
                                            acquisitions. See "Use of Proceeds."

Risk Factor ...........................  An investment in our common stock is highly speculative, involves a high
                                         degree of risk, and should be made only
                                         by investors who can afford a complete
                                         loss of their investment. See "Risk
                                         Factors" and "Dilution."

Proposed Nasdaq National
  Market Symbol .......................  "LTGI"

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                             SUMMARY FINANCIAL DATA
              (US DOLLARS IN THOUSANDS, EXCEPT EARNINGS PER SHARE)

      The following tables set forth:

      o Summary historical combined financial data for GHG (Predecessor) for the years ended December 31, 1995, 1996, 1997 and 1998, the three months ended January 31, 1999 and the six months ended June 30, 1999, and as of December 31, 1997 and 1998;

      o Summary historical financial data for LTG for the period ended October 31, 1999 and the three months ended January 31, 2000, and as of October 31, 1999 and January 31, 2000;

      o Summary pro forma consolidated financial data for the twelve months ended October 31, 1999, the three months ended January 31, 2000 and as of January 31, 2000. This information gives effect to:

            -- our acquisition of all of the outstanding share capital of LTGL,

            -- LTGL's acquisition of all of the outstanding share capital of Miss Ellie's World Travel Limited, Ilios Travel Limited and GHG and

            -- LTGL's acquisition of 49% of the outstanding share capital of trrravel.com Limited, as if each of those events had occurred on November 1, 1998 in the case of the pro forma statement of operations data, and on October 31, 1999 in the case of the pro forma balance sheet data, except with respect to Miss Ellie's World Travel Limited, which was acquired by LTGL on July 5, 1999; and

      o Summary pro forma as adjusted consolidated balance sheet data as of January 31, 2000, which is adjusted to give effect to:

            -- the sale of the 3,000,000 shares of common stock offered hereby at an assumed initial public offering price of $11.00 per share (the mid-point of the range),

            --    the refinancing of $6.4 million mortgage financing,

            -- the repayment of $16.8 million outstanding under the note of Grand Hotel Group to a subsidiary of The Rank Group plc and

            -- the capitalization of $1,667,000 of loans made to LTGL by a corporate affiliate of Kevin R. Leech.

      Leisure Travel Group, LTGL, Ilios Travel Limited and GHG had October 31st as their accounting year end. GHG (Predecessor) had a year end of December 31st. Miss Ellie's World Travel Limited had a year end of March 31st prior to being acquired by LTGL. GHG adopted an October 31st year end upon acquiring GHG (Predecessor).

      We derived the summary historical financial data as of December 31, 1997, and for the years ended December 31, 1995 and 1996 of GHG (Predecessor) from its unaudited combined financial statements, which are not included in this prospectus. These unaudited financial statements include, in our opinion, all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such data.

      We derived the summary historical financial data as of December 31, 1998, and for the years ended December 31, 1997 and 1998 and the six months ended June 30, 1999 from the audited combined financial statements of GHG (Predecessor), and the summary historical financial data as of October 31, 1999 and for the period ended October 31, 1999 from the audited combined financial statements of LTG, which are included elsewhere in this prospectus. These financial statements have been audited by Ernst & Young, our independent auditors.

      We derived the summary historical financial data for the three months ended January 31, 1999 from the unaudited combined condensed financial statements of GHG (Predecessor) and the summary historical financial data as of January 31, 2000 and for the three months ended January 31, 2000 from the unaudited combined condensed financial statements of LTG, which are included elsewhere in this prospectus. These unaudited financial statements include, in our opinion, all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such data.

      We have provided the unaudited pro forma and pro forma adjusted consolidated financial data for informational purposes only. They are not necessarily indicative of future results of what our operating results would have been had we actually consummated the acquisition on the dates assumed.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


The summary data should be read in conjunction with the information presented in "Capitalization," "Selected Financial Data," "Unaudited Condensed Pro Forma Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and the notes thereto included elsewhere in this prospectus.

                                                GHG (PREDECESSOR)                            LTG              LEISURE TRAVEL GROUP
                              ----------------------------------------------------   --------------------     --------------------
                                                  HISTORICAL                              HISTORICAL
                              ----------------------------------------------------   --------------------               PRO FORMA
                                                                   THREE      SIX                  THREE                  THREE
                                                                   MONTHS    MONTHS    PERIOD      MONTHS    PRO FORMA    MONTHS
                                                                   ENDED     ENDED     ENDED       ENDED     YEAR ENDED    ENDED
                                     YEARS ENDED DECEMBER 31,   JANUARY 31, JUNE 30, OCTOBER 31, JANUARY 31, OCTOBER 31, JANUARY 31,
                                1995     1996     1997     1998     1999     1999       1999        2000        1999        2000
                              -------  -------  -------  -------   ------  -------   --------     -------     -------     -------
STATEMENT OF OPERATIONS DATA:
Total revenues ...............$32,959  $32,427  $33,785  $32,446   $7,606  $11,526   $ 17,261     $11,177     $47,387     $11,177
Operating cost and expenses .. 26,981   27,700   28,982   27,913    6,823   12,638     15,095      10,712      43,996      10,818
                              -------  -------  -------  -------   ------  -------   --------     -------     -------     -------
Operating profit (loss) ......  5,978    4,727    4,803    4,533      783   (1,112)     2,166         465       3,391         359
Other income (expense), net ..   --       --       --       --       --       --         (433)       (264)     (1,126)       (265)
                              -------  -------  -------  -------   ------  -------   --------     -------     -------     -------
Income (loss) before income
  taxes ......................  5,978    4,727    4,803    4,533      783   (1,112)     1,733         201       2,265          94
Income taxes .................  2,459    2,035    2,027    1,859      321       --        520          71         888          71
                              -------  -------  -------  -------   ------  -------   --------     -------     -------     -------
Net income (loss) ............$ 3,519  $ 2,692  $ 2,776  $ 2,674   $  462  $(1,112)   $ 1,213     $   130     $ 1,377       $  23
                              =======  =======  =======  =======   ======  =======    =======     =======     =======       =====
Net income per share:
Basic and diluted ............                                                                                $  0.27     $  0.00
                                                                                                              =======       =====
Shares used in computing net
  income per share:
    Basic and diluted ........                                                                                  5,060       5,060
                                                                                                              =======       =====
OTHER DATA:
Depreciation and amortization $ 1,760  $ 1,891  $ 2,104  $ 1,945   $  346  $   929    $   205      $  310
Cash flows from operating
  activities .................                    6,193    4,683      727    1,735      3,661      (3,321)
Cash flows from investing
  activities .................                   (3,129)    (378)    (152)     (47)   (30,604)       (120)
Cash flows from financing
  activities .................                   (3,064)  (4,305)    (575)  (1,688)    32,542         (19)


                                           GHG (PREDECESSOR)                 LTG                      LEISURE TRAVEL GROUP
                                         ---------------------      ---------------------       ----------------------------------
                                               HISTORICAL                 HISTORICAL                    JANUARY 31, 2000
                                         ---------------------      ---------------------       ----------------------------------
                                              DECEMBER 31,                                                                PRO FORMA,
                                         ---------------------    OCTOBER 31,    JANUARY 31,                                 AS
                                           1997          1998         1999          2000        ACTUAL      PRO FORMA     ADJUSTED
                                         -------       -------      -------       -------       ------       -------      --------
BALANCE SHEET DATA:
Working capital (deficit) ..........     $(1,902)      $(1,966)     $  (761)      $  (449)        $  --      $  (441)     $ 18,827
Total assets .......................      28,655        26,950       46,335        42,764            --       46,009        63,610
Long-term debt (excluding
  current maturities) ..............        --            --         33,436        33,569            --       34,100        23,661
Total stockholders' equity .........      24,833        23,434        1,213         1,347            --        3,767        33,474

                                  RISK FACTORS


    An investment in our common stock is highly speculative, involves a high degree of risk, and should be made only by investors who can afford a complete loss of their investment. You should carefully consider, together with the other matters referred to in this prospectus, the following risk factors before you decide to buy our common stock.

BECAUSE WE LACK A COMBINED OPERATING HISTORY, THERE IS LIMITED INFORMATION UPON WHICH YOU CAN EVALUATE OUR BUSINESS AND PROSPECTS.


    A corporate affiliate of Kevin R. Leech, our principal stockholder, acquired Miss Ellie's World Travel Limited and Ilios Travel Limited in July 1999 and January 2000, respectively. Another corporate affiliate of Mr. Leech and certain members of our management team acquired all of the operating assets relating to five hotels formerly known as the Butlin's Provincial Hotels effective in June 1999. Another corporate affiliate of Mr. Leech owns 51% of the outstanding share capital of trrravel.com Limited, which in turn owns 100% of the outstanding share capital of Independent Aviation Limited, a tour operating airline seat provider. On a pro forma basis for the twelve months ended October 31, 1999, the operations of our five hotels accounted for approximately 59.6% of our net revenues. Although our hotels and two retail and group travel and tour operating businesses have each been in operation for more than 15 years, they have virtually no history of combined operations under common management. In addition, the profit margins and business dynamics of travel service providers and tour operators are materially different from those affecting the ownership and operation of resort hotels.

    The historical and pro forma consolidated financial data included in this prospectus cover periods when our hotel and travel businesses were not under common management or control and are not necessarily indicative of the results that would have been achieved if they had been operated on an integrated basis or the results that may be realized on a consolidated basis in the future. Consequently, we have a very limited operating history upon which you may base an evaluation of us and determine our prospects for achieving our intended business objectives. We are prone to all of the risks inherent to the establishment of any new business venture. You should consider the likelihood of our future success to be highly speculative in light of our limited combined operating history, as well as the limited resources, problems, expenses, risks, and complications frequently encountered by similarly situated companies seeking to upgrade its businesses. To address these risks, we must, among other things:


    o  maintain and increase our customer base;

    o  implement and successfully execute our operating and growth strategies;

    o  continue to make expenditures to upgrade and refurbish our hotels;

    o  provide superior customer service;

    o continue to develop and upgrade our Web site and electronic booking system;

    o  respond to competitive developments; and

    o  attract, retain and motivate qualified personnel.

    We may not be successful in addressing these risks, and our failure to do so could have a material adverse effect on our business, prospects, financial condition, and results of operations.

OUR FUTURE OPERATING RESULTS AND REVENUES ARE UNPREDICTABLE, AND FUTURE FLUCTUATIONS IN OPERATING RESULTS OR REVENUE SHORTFALLS COULD ADVERSELY AFFECT THE VALUE OF YOUR INVESTMENT.

    Because we have a limited combined operating history as a combined business operation, and because of the dynamic nature of certain of the markets in which we compete, our future revenues and earnings may be highly unpredictable. At the same time, our current and future expense levels are based on our operating plans and are to a large extent fixed. We are unlikely to be able to adjust spending quickly to compensate for any revenue shortfall. As a result, any significant revenue shortfall would have an immediate negative effect on our results of operations and stock price.

    We expect to experience significant fluctuations in our future operating results due to a variety of factors, many of which we do not control. Factors that may adversely affect our future operating results include, but are not limited to:

    o our inability to successfully replicate our business model in new destination markets;

    o our inability to develop strong brand recognition, build customer loyalty and attract new and repeat customers;

    o our inability to retain or expand our hotel and airfare supply arrangements or reductions in discounts we receive on these travel services;

    o decreases in commission rates paid by travel suppliers on published rates and fares;

    o the announcement or introduction of lower prices or new travel services and products by our competitors;

    o any deterioration in general economic conditions, such as a global recession, or economic conditions specific to the leisure or travel industry;

    o seasonal fluctuations in consumer travel spending patterns;

    o unforeseen capital costs or an increasing annual rate of capital expenditures required to maintain the facilities at our existing hotels, which were originally built between 1776 and 1931;

    o our inability to upgrade and develop our systems and infrastructure;

    o our inability to retain or to attract qualified personnel in a timely and effective manner;

    o increases in operating expenses or capital expenditures relating to expansion of our business, operations and infrastructure that are not accompanied by increased revenue;

    o difficulties in assimilating the operations and personnel of any acquired business;

    o technical difficulties, system downtime or slowdowns in Internet response times;

    o our inability to establish a sufficient level of traffic on our affiliated Web site;

    o adverse U.S. and foreign government regulation; and

    o events affecting the travel industry such as natural disasters, wars or terrorist attacks.

    For any of the foregoing reasons, or for other reasons we do not presently anticipate, in a future quarter or other fiscal period it is likely that our operating results will not meet market expectations, including the expectations of financial analysts. If this occurs, it would have a material and adverse effect on our stock price.

OUR RESORT HOTELS HAVE HAD DECLINING REVENUES AND PROFITS IN THE PAST.


    During the three year period ended December 31, 1998, the net revenues and net income of the five hotels owned and operated by The Rank Group plc under the name Butlin's Provincial Hotels declined slightly. For the six month period ended June 30, 1999, net revenues were only $11.5 million and the hotels incurred a net loss of $1.1 million. We believe that the principal reason for these adverse results was that, following the previous owners' decision to sell the hotels, they did not expend resources on capital improvements and reduced the marketing expenditure of the hotels, which resulted in significantly lower bookings at the beginning of 1999. There can be no assurance that the improved revenues and operating results realized subsequent to our acquisition of the five hotels in June 1999 will continue in the future.


    Following completion of this offering, we intend to improve revenues and profitability of the Grand Hotel Group by upgrading our rooms and recreational facilities, deriving added revenues from volume room sales to coach operators throughout the United Kingdom and marketing our hotels to a wider audience, including the younger, more affluent United Kingdom market segment. There can be no assurance that our marketing efforts will provide an adequate return on investment or that the hotels will ever achieve or exceed historical profitability.

OUR GRAND HOTELS MUST SERVICE A SIGNIFICANT AMOUNT OF DEBT AND CAPITAL EXPENDITURES.


    Upon completion of this offering, the Grand Hotel Group will have incurred approximately $22.6 million of mortgage indebtedness. Such indebtedness is currently amortized over a five year period and requires annual debt service payments of principal and interest of $5.7 million. Following completion of this offering, we intend to reduce our annual debt service obligations by seeking to obtain long-term mortgage financing of between 10 and 15 years. However, there is no assurance that such long-term financing will be available on financially attractive terms, if at all, or that the cash flow from operations of the hotels will be adequate to meet our annual debt service obligations.

    In addition, we have budgeted $2.6 million in capital expenditures to refurbish and construct improvements to our five existing holiday resort hotels. There is no assurance that cost overruns or other unforeseen factors may not significantly increase our budgeted capital expenditures.


OUR PRINCIPAL STOCKHOLDER WILL DERIVE SIGNIFICANT BENEFITS FROM THIS OFFERING.


    We intend to apply approximately $10.4 million, or approximately 37% of the net proceeds of this offering, together with additional mortgage indebtedness, to retire a $16.8 million note owed to a subsidiary of The Rank Group plc. This note was secured by a bank letter of credit which, in turn, was obtained through the personal guaranty of our Chairman of the Board and principal stockholder, Kevin R. Leech. Upon payment of the note, Mr. Leech will be relieved of his personal guaranty and certain marketable securities pledged by him to secure his guaranty will be returned to him. See "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview," "Certain Transactions" and "Principal Stockholders."

THERE IS THE POSSIBILITY OF CONFLICTS OF INTEREST WITH OTHER BUSINESSES CONTROLLED BY OUR PRINCIPAL STOCKHOLDER.

      We anticipate that our travel businesses will be engaging in significant advertising of its travel agency, tour operator and airline seat provision services on www.trrravel.com and will pay fees and commissions based on on-line bookings made and transactions closed through use of the Web site. trrravel.com Limited is currently 51%-owned by ci4net.com, Inc., a publicly-traded corporation controlled by Kevin R. Leech, our principal stockholder and Chairman of the Board, and 49%-owned by a corporation, one half of the equity of which is also owned by Mr. Leech. Mr. Leech's corporate affiliate has agreed upon completion of this offering to contribute its entire 49% equity interest in trrravel.com Limited to us. However, ci4net.com will continue to be solely responsible for the development and maintenance of the Web site. Although we believe that the fees and commissions we pay to advertise on www.trrravel.com will be at rates no less favorable than is being charged to unaffiliated third parties, Mr. Leech's other corporate affiliates will directly benefit as we increase our advertising on www.trrravel.com. the common control of our company and the majority owner of trrravel.com Limited could lead to conflicts of interest in terms of the most effective means of marketing and advertising our services. In addition, as more people use the Internet to book their travel accommodations, the business of our travel agencies and tour operators could be adversely affected.

    In addition, Mr. Leech is the principal stockholder of Queensborough Holdings plc, a publicly traded corporation trading on the London Stock Exchange. Among the holdings of Queensborough Holdings plc is the Burstin Hotel, located in Folkestone, England, which is a holiday resort hotel similar to our five Grand Hotels and which competes for guests in the same market. Philip Mason, a director of our company, and Stephen Last, our Executive Vice President and Chief Financial Officer, are also executive officers of Queensborough Holdings plc. See "Certain Transactions" and "Principal Stockholders."


MANY OF OUR ADVANCED BOOKING ARRANGEMENTS ARE SUBJECT TO REDUCTION OR CANCELLATION.


    In connection with the operation of both our hotel and travel businesses certain advance bookings arrangements with individual customers or other tour operators are subject to reduction or cancellation. For example, our agreements with bus tour operators for the purchase of beds at our hotels may be modified or even cancelled by the operators if anticipated customer bookings or travel demand is reduced. Similarly, arrangements with tour operators for the brokering or resale of airline seats are subject to modification or cancellation within a certain number of days prior to the scheduled trip. In both instances, we seek to hedge against our cancellation risks by over-booking a limited number of beds or airline seats and imposing penalties on late cancellations. Although, to date, traditional levels of cancellations of our advanced bookings have not resulted in any significant losses of anticipated revenues, there can be no assurance that factors beyond our control such as unusually adverse weather conditions during traditional holiday seasons or a general economic downturn would not result in substantially higher levels of cancellations. If this were to occur it would materially and adversely affect our business.

IF WE ARE UNABLE TO SUCCESSFULLY REPLICATE OUR BUSINESS MODEL IN NEW MARKETS, OUR FUTURE GROWTH AND OPERATING RESULTS WOULD BE ADVERSELY AFFECTED.

    We have developed a business model designed to provide attractively priced holiday resort accommodations and travel services to customers primarily located throughout the United Kingdom. Our growth strategy depends in part upon substantially replicating this model in new markets across Europe. We cannot be sure that this business model will be successful in other markets. For example, as our travel services business expands its network of hotels into new markets, we may generally receive smaller room blocks and discounts than we receive in those hotels where we have longstanding relationships. These less favorable terms are likely to adversely affect gross margins. We believe that, unless we prove our ability to successfully distribute hotel rooms in these new markets, hotel operators will not offer us their most favorable room blocks and discounts. We cannot assure you that we can reproduce relationships with strategic hotel partners in the new markets we are entering or that such new hotel partners will provide us with room blocks and discounts comparable to what we currently receive. In either case, operating results would be adversely affected.

WE FACE CONSIDERABLE COMPETITION IN THE TRAVEL SERVICES AND HOTEL MARKETS AND MAY BE UNABLE TO GAIN A COMPETITIVE POSITION IN THOSE MARKETS.

    The travel services market is highly competitive and has relatively low barriers to entry. We compete primarily with other vacation providers, online travel reservation services, travel agencies and other distributors of travel products and services. Many of our current and potential competitors, especially Air Tours plc, Thomsons plc and First Choice plc, have competitive advantages due to various factors, which include, among others:

    o greater brand recognition;

    o longer operating histories;

    o larger customer bases;

    o significantly greater financial, marketing and other resources; and

    o ability to secure products and services from travel suppliers with greater discounts and on more favorable terms than we can.

    Competition within the travel services market is increasing as certain of our competitors are expanding their size and financial resources through consolidation. In addition, our travel suppliers may decide to compete more directly with us and restrict the availability of travel products or services or our ability to offer such products or services at preferential prices. For instance, travelers can now use the Internet to purchase travel products and services directly from suppliers, thereby bypassing both vacation providers such as us and retail travel agents. Furthermore, some travel providers have a strong presence in particular geographic areas, which may make it difficult for us to attract customers in those areas. Increased competition could reduce our operating margins and profitability, result in a loss of market share and diminish our brand recognition, which would materially and adversely affect our business, results of operations and financial condition.

    We also expect to face significant competition from other entities engaged in the business of owning and operating resort hotels and motels. Many of the world's most recognized lodging, hospitality and entertainment companies possess significantly greater financial, marketing, personnel and other resources than we have and may be able to grow at a more rapid rate or more profitably as a result. Please see "Business--Our Competition" for a discussion of our competition.

    If any of our travel suppliers cease offering their services to us on negotiated terms or at all, or if they change our pricing and commission arrangements, our operating results could be materially adversely affected.

    Our travel agencies are dependent upon travel suppliers for access to many of their products and services. Certain travel suppliers, such as Airtours and Thomsons, offer us:

    o pricing that is preferential to published rates, enabling us to offer complete vacations at prices lower than generally would be available to individual travelers and retail travel agents;

    o preferential access to inventory of their travel products and services, enabling us to assemble more desirable vacations for travelers; or

    o in the case of certain travel suppliers, both preferential pricing and preferential access to inventory.

Our travel suppliers generally can modify their agreements with us upon relatively short notice. In addition, any decline in the quality of travel products and services provided by these suppliers, or a perception by travelers of such a decline, could adversely affect our reputation. The loss of contracts, changes in our pricing agreements, commission schedules or incentive override commission arrangements, more restricted access to travel suppliers' products and services or less favorable public opinion of certain travel suppliers and resulting low demand for the products and services of such travel suppliers could have a material adverse effect on our business, financial condition and results of operations.

WE HAVE HISTORICALLY CONCENTRATED ON SERVICING CERTAIN MARKETS IN THE UNITED KINGDOM AND PROVIDING VACATIONS TO CERTAIN DESTINATIONS THROUGHOUT EUROPE. OUR BUSINESS MAY BE MATERIALLY ADVERSELY AFFECTED BY A DOWNTURN IN THE EUROPEAN TRAVEL SERVICES MARKET.

    On a pro forma basis for the twelve months ended October 31, 1999, we derived approximately 80% of our net revenues from products and services associated with leisure travel from the United Kingdom, primarily to certain destinations in Europe. In addition, most of our current employees are located in the United Kingdom to serve that market exclusively. We expect that travel to and from the United Kingdom will continue to account for a substantial portion of our travel services revenue for the foreseeable future. Adverse events or conditions which affect travel to the United Kingdom and certain other destinations throughout Europe, such as changes in regional travel patterns, extreme weather conditions, natural disasters or wars, could have a material adverse effect on our business, financial condition and results of operations.

MANAGING POTENTIAL GROWTH MAY BE DIFFICULT, TIME CONSUMING AND EXPENSIVE. THE FAILURE TO PROPERLY MANAGE GROWTH MAY NEGATIVELY AFFECT THE VALUE OF YOUR INVESTMENT.

    We intend to grow our business by utilization of the www.trrravel.com Web site, making strategic acquisitions of hotel properties and significantly expanding our travel services and the number of destination markets we serve. These developments are expected to place a significant strain on our managerial, operational and financial resources. Our inability to manage our growth effectively could disrupt operations and have an adverse effect on our revenue. In addition, being a public company will place new strains on our senior management, some of whom do not have experience in operating a public company. We anticipate that further significant growth and development of our business will be required to expand our customer base and take advantage of market opportunities. We expect to hire additional key personnel and support staff in the future. To manage the expected growth of our operations and personnel, we will be required to:

    o improve existing and implement new transaction-processing, operational, customer service and financial systems, procedures and controls; and

    o expand, train and manage our growing employee base.

    We also will be required to expand our finance, administrative and operations staff, including personnel experienced in site selection and hotel acquisition. Further, we will be required to maintain and expand our relationships with various travel service suppliers, other Web sites and other Web service providers, Internet service providers and other third parties necessary to our business. We cannot be sure that:

    o our current and planned personnel, systems, procedures and controls will be adequate to support our future operations;

    o our management will be able to hire, train, retain, motivate and manage required personnel; or

    o our management will be able to successfully identify, manage and exploit existing and potential market opportunities.

    Our productivity and operating results will be negatively affected if we are unable to manage growth effectively. Please see "Management's Discussion and Analysis of Financial Condition and Results of

Operations," "Business--Our Growth Strategy," "--Our Employees" and "Management" for a discussion of factors that may affect our ability to manage potential growth.

WE ARE SUSCEPTIBLE TO A WIDE VARIETY OF RISKS RELATING TO THE ACQUISITION OF ADDITIONAL TRAVEL SERVICE PROVIDERS AND RESORT HOTELS.

    We believe that there are opportunities for consolidation in the travel services market. One element of our growth strategy is to broaden the scope and content of our travel services business through the acquisition of existing complementary businesses. While our management team has experience in completing or integrating acquisitions, we may not be successful in overcoming problems encountered in connection with such acquisitions. Even if we are successful, such acquisitions may be time consuming and costly, which may affect our operating results. Acquisitions would also expose us to various other risks, such as those associated with:

    o the assimilation of new operations, sites and personnel;

    o the diversion of resources from our existing operations, sites and technologies;

    o the inability to generate revenue from acquisitions sufficient to offset associated acquisition costs;

    o the inability to maintain uniform standards, controls, procedures and policies; and

    o the impairment of relationships with employees, suppliers and customers as a result of integration of new businesses.

    Acquisitions may also result in additional expenses associated with one-time charges or amortization of acquired intangible assets. Furthermore, although we will conduct due diligence and generally require representations, warranties and indemnifications from the former owners of acquired travel services companies, we cannot be sure that such owners will accurately represent the results of operations, financial condition and business of their companies or will have the means to satisfy their indemnification obligations. If misrepresentations are made, the acquisition could have a material adverse effect on our business, financial condition and results of operations. We do not have current commitments with respect to any particular acquisition in the travel services industry, but management regularly evaluates acquisition opportunities.

    In addition, our ability to execute our growth strategy depends to a significant degree on the existence of attractive resort hotel acquisition opportunities, our ability both to consummate acquisitions on favorable terms and to obtain financing for such acquisitions on favorable terms. Our acquisition efforts will be focused initially in the United Kingdom and in Spain, but we may extend our efforts to certain other key locations throughout Europe. There can be no assurance that we will consummate the acquisition of any additional resort hotels. Risks associated with our acquisition activities may include the fact that:

    o acquisition opportunities may be abandoned;

    o acquisition costs of a resort may exceed original estimates, possibly making the resort uneconomical or unprofitable;

    o financing may not be available at all or on favorable terms for acquisitions of holiday resort hotels; and

    o acquisitions may not be completed on schedule, resulting in decreased revenues and increased interest expense.

Moreover, there are numerous potential buyers of resort real estate which are better capitalized than we are competing to acquire resort properties which we may consider attractive resort acquisition opportunities. There can be no assurance that we will be able to compete against such other buyers successfully. Please see "Business--Our Growth Strategy" for more information about our acquisition strategy.

WE EXPECT INCREASED OPERATING EXPENSES IN CONNECTION WITH NEW AND EXPANDED TRAVEL SERVICES. IF THESE SERVICES ARE UNSUCCESSFUL OR REVENUE INCREASES ARE SIGNIFICANTLY BELOW EXPENSES, THE VALUE OF YOUR INVESTMENT COULD BE NEGATIVELY AFFECTED.

    We currently intend to:

    o develop and offer new and expanded travel services;

    o further develop our technology and transaction-processing systems; and

    o begin offering travel services to additional destinations throughout Europe and to certain destinations in North America.

To the extent the expenses we incur to fund these activities are not followed by increased revenue, we may be unable to maintain profitability. In addition, we may incur expenses when we enter new markets or offer new services that significantly exceed the amount we anticipate. If so, our management, financial and operational resources may be severely strained. Our inability to generate revenue from such expanded services or products sufficient to offset our expenses could be damaging to our business. Please see "Business--Our Products and Services" for details about our planned new and expanded services.

DECLINES IN CONSUMER VACATION AND TRAVEL SPENDING COULD HARM OUR OPERATING RESULTS.

    The majority of our revenue is derived from consumer spending for vacation and travel. The travel industry, especially leisure travel, depends on personal discretionary spending levels and suffers during economic downturns and recessions. The travel industry is also highly susceptible to unforeseen events, such as political instability, regional hostilities, terrorism, a rise in fuel prices or other travel costs, excessive inflation, currency fluctuations, travel-related accidents, natural disasters, unusual weather patterns or travel industry related labor strikes. In addition, any adverse changes affecting the resort hotel industry such as a reduction in demand and increases in construction or maintenance costs or value-added (sales) taxes, could have a material adverse effect on our operating results.

WE EXPERIENCE SEASONALITY THAT COULD CAUSE FLUCTUATIONS AND ADVERSELY AFFECT OUR BUSINESS AND STOCK PRICE.


    Seasonality in the vacation resort and travel industry is likely to cause fluctuations in our operating results which may adversely affect our stock price. In both our hotel and travel businesses, revenues typically increase during the spring and summer months and are lower during the fall and winter months. In addition, our seasonal business has been adversely affected in the past and could be affected in the future by climactic conditions, such as a wet or rainy summer season which frequently occurs in the United Kingdom. As our business continues to expand beyond the United Kingdom, seasonal fluctuations will affect us in different ways. If seasonality in our business causes quarterly fluctuations in our revenues and operating profits which are unusually severe or unexpected, there could be a material adverse effect on our business and stock price.


    In addition, our earnings may be impacted by the timing of the completion of the acquisition of future resort hotels and the potential impact of weather or other natural disasters at our resort locations. The combination of the possible delay in generating revenue after the acquisition of additional resort hotels, and the expenses associated with start-up unit or room-rental operations, interest expense, amortization and depreciation expenses from such acquisitions may materially adversely impact our earnings. Please See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Seasonality and Quarterly Financial Information" for a discussion of how seasonality is likely to affect our operating results.

WE MAY NEED MORE MONEY, WHICH MAY NOT BE AVAILABLE TO US ON FAVORABLE TERMS OR AT ALL.

    We require substantial working capital to fund our business. We currently anticipate that the net proceeds of this offering, together with our existing funds and ability to borrow, will be sufficient to meet our capital requirements for at least the next 12 months. However, we may need to raise additional funds in order to support more rapid expansion, develop new or enhanced services, respond to competitive pressures, acquire complementary businesses or technologies or take advantage of unanticipated opportunities. If additional funds are raised through the issuance of equity securities, the percentage ownership of our stockholders will be reduced, our stockholders may experience additional dilution in net book value per share or such securities may have rights, preferences or privileges senior to those of the holders of our common stock. There can be no assurance that additional financing will be available when needed on terms favorable to us or at all. If adequate funds are not available on acceptable terms, we may be unable to develop or enhance our services and products, take advantage of future opportunities or respond to competitive pressures, any of which could have a material adverse effect on our business, financial condition and operating results. Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" for more detailed information regarding our possible future capital requirements.

THE LOSS OF OUR SENIOR MANAGEMENT OR OTHER KEY PERSONNEL OR OUR FAILURE TO ATTRACT ADDITIONAL PERSONNEL COULD NEGATIVELY AFFECT OUR BUSINESS AND DECREASE THE VALUE OF YOUR INVESTMENT.


    Our performance is substantially dependent on the continued services and performance of our senior management and other key personnel. The loss of the services of any of our executive officers or other key employees would adversely affect our ability to manage our business and would likely have a detrimental effect on our operating results. In particular, we are dependent upon the services of Kevin R. Leech, our Chairman of the Board, Raymond J. Peel, our President and Chief Executive Officer, Rod Rodgers, our Senior Executive Vice President and President of our Grand Hotel subsidiary, David Marriott, our Marketing Director and Vice President of our Grand Hotel subsidiary, and Stephen Last, our Executive Vice President and Chief Financial Officer. Prior to this offering, corporations owned or controlled by Mr. Leech own 76.6% of our outstanding common stock, none of which is subject to vesting. Other than a $13.7 million key man life insurance policy on the life of Mr. Leech, assigned to Arab Bank and Irish Nationwide Building Society as collateral for loans extended to GHG, we do not intend to maintain "key person" life insurance policies on any of our key personnel.


    Our future success also depends on our ability to identify, attract, hire, train, retain and motivate other highly skilled technical, managerial, marketing, administrative, and customer service personnel. Competition for such personnel is intense, and we are not sure that we will be able to successfully attract, assimilate or retain sufficiently qualified personnel. In particular, we may encounter difficulties in attracting and retaining a sufficient number of qualified software developers for our online services and transaction-processing systems. Failure to retain and attract necessary technical, managerial, marketing, administrative, and customer service personnel would have a negative effect on our operating results and stock price. Please see "Business--Our Employees" and "Management" for more detailed information about our management team.

OUR GRAND HOTEL GROUP IS SUBJECT TO CERTAIN LICENSING LAWS.


    Our hotel business is subject to certain licensing laws in England and Wales related to the selling of alcohol and operation of bars and cocktail lounges in hotels, as well as various fire, health and safety regulations. A serious violation could result in a significant fine or even the forced closing of one or more of our hotels. Please see "Busines--Government Regulation of our Business" for a more detailed discussion of certain laws that affect our business.

OUR TRAVEL GROUP IS REQUIRED TO MAINTAIN RENEWABLE LICENSES WITH THE UNITED KINGDOM CIVIL AVIATION AUTHORITY AND COMPLY WITH NUMEROUS UNITED STATES CIVIL AVIATION AUTHORITY REGULATIONS.

    Our travel services business, which makes or arranges advance bookings of accomodation and airline seats for its customers, must be licensed by the CAA and is subject to CAA regulations, including the requirement that it maintain an indemnity bond securing payment for airline seats. The face amount of such bond ranges from between 5% to 10% of the annual revenues of each of our three travel businesses. In addition, the CAA licenses held by each of such companies are subject to annual review and renewal and may be revoked, suspended or not renewed by the CAA for violation of CAA regulations, including the requirement that each licensed operator report significant increases in annual revenues so that bonding requirements may be appropriately adjusted. Although none of the businesses comprising our Travel Group has had its CAA license revoked, suspended or not renewed, should any of these events occur, such business would not be able to operate and our revenues and profits would be materially and adversely affected. Please see "Business--Government Regulation of our Business" for a more detailed discussion of certain laws that affect our business.


OUR BUSINESS COULD BE ADVERSELY AFFECTED BY EVOLVING GOVERNMENT
REGULATIONS, AND WE COULD BE SUBJECT TO FINES OR OTHER PENALTIES FOR FAILURE TO COMPLY WITH SUCH REGULATIONS.

    Our travel services business is subject to certain regulation by the government of the United Kingdom, including the Package Travel, Package Holidays and Package Tours Regulations 1992. In addition, many travel suppliers, particularly airlines, are subject to extensive regulation by United States federal, state and foreign governments. In addition, the travel industry is subject to certain special taxes by United States and foreign governments, including hotel bed taxes, car rental taxes, airline excise taxes and airport taxes and fees. New or different regulatory schemes or changes in tax policy could have an adverse impact on the travel industry in general and could have a material adverse effect on our business, financial condition and results of operations.

    Both the United States and the European Union have recently passed legislation relating to the Internet. Because these laws are still being implemented, we are not certain how our business will be impacted by them. We may be indirectly affected by this new legislation to the extent it impacts our clients and potential clients. In addition, U.S. and foreign governmental bodies are considering, and may consider in the future, other legislative proposals that would regulate the Internet. The adoption of any additional laws or regulations may impose additional burdens on us or decrease the growth of the Internet, which could, in turn, decrease the demand for our products and services and increase our cost of doing business, or otherwise have a negative effect on our business, operating results and financial condition. Please see "Business--Government Regulation of our Business" for a more detailed discussion of certain laws that affect our business.

WE MAY BE SUBJECT TO VARIOUS ENVIRONMENTAL LAWS AND REGULATIONS THAT IMPOSE CERTAIN REQUIREMENTS RELATING TO THE OWNERSHIP AND USE OF OUR RESORT HOTELS, AND WE COULD BE SUBJECT TO FINES OR OTHER PENALTIES FOR FAILURE TO COMPLY WITH SUCH REGULATIONS.

    A variety of laws concerning the protection of the environment and health and safety apply to the operations, properties and other assets we currently own and may own in the future. These laws may originate at the European Union, United Kingdom or local level. These environmental laws govern, among other things, the discharge of substances into waterways and the quality of water discharges of substances into sewers, waste and the contamination of land. Liability can attach to a person who causes or knowingly permits the discharge of substances to waterways or sewers without a permit authorizing such discharges or beyond the scope of the applicable permit. The legal regime with respect to contamination of land in the United Kingdom is expected to change in April 2000. In general, liability and responsibility for contamination will remain with the person responsible for the contamination, however, the new regime formalizes this to be the person who "causes or knowingly permits" contamination, and in the absence of such a person, the powner or occupier of the site may be held responsible for remediation. In addition to civil claims, criminal sanctions can be imposed for violations of environmental laws and any persons violating these laws can be held responsible for the cost of remedying the consequences of pollution, contamination or damage. In addition, certain laws restrict the use of property and the construction of buildings and other structures. Carrying out development without the appropriate consent or beyond the scope of the consent can result in regulatory authorities taking action to require the unauthorized use to cease or unauthorized building or structure to be removed or modified. Criminal sanctions are available if the authority's requirements are not satisfied. Any failure to comply with applicable environmental laws or regulations could have a material adverse effect on our business. Please see "Business--Environmental Matters" for a discussion of the environmental laws and regulations that may be applicable to us.


OUR HOTEL RESORTS MAY BE SUBJECT TO NATURAL AND OTHER DISASTERS FOR WHICH WE MAY NOT BE ADEQUATELY INSURED.

    Our hotel resorts may be subject to natural and other disasters and may be damaged as a result of such disasters. Although we have insurance customarily carried for similar properties which we believe is adequate, there are certain types of losses (such as losses arising from acts of war) that are not generally insured because they are either uninsurable or not economically insurable and for which we do not have insurance coverage. Should an uninsured loss or a loss in excess of insured limits occur, we could lose our capital invested in a resort, as well as the anticipated future revenues from such resort and would continue to be obligated on any mortgage indebtedness or other obligations related to the property. Any such loss could have a material adverse effect on our business. Please see Insurance"- Insurance" for a discussion of our insurance policies.


trrravel.com LIMITED WILL DEPEND ON INTERNALLY DEVELOPED TECHNOLOGY SYSTEMS AND INTERNET CAPACITY TO HANDLE ALL TRAFFIC TO ITS WEB SITE, AND COULD BE SUBJECT TO INTERNET CAPACITY CONSTRAINTS. IF ITS SYSTEMS FAIL OR DO NOT PERFORM OPTIMALLY, ITS OPERATIONS AND REVENUE AND OUR INVESTMENT IN trrravel.com LIMITED MAY BE NEGATIVELY AFFECTED.

    The revenues which will be derived from the www.trrravel.com Web site depends on the number of customers who use the Web site to book their travel reservations. Accordingly, the satisfactory performance, reliability and availability of the Web site, transaction-processing systems and network infrastructure are critical to its operating results, as well as its ability to attract and retain customers and maintain adequate customer service levels. Any system interruptions that result in the loss of data, the unavailability of the Web site or reduced performance of the reservation system would reduce the volume of reservations and the attractiveness of its service offerings, which could have a negative effect on the operating results of www.trrravel.com and adversely impact our investment in such company.


    The www.trrravel.com Web site may experience periodic system interruptions and delays that continue to occur from time to time. Any substantial increase in the volume of traffic on the Web site or the number of reservations made by customers will require trrravel.com Limited to expand and upgrade its technology, transaction-processing systems and network infrastructure. trrravel.com Limited may experience temporary capacity constraints due to sharply increased traffic during "fare wars" or other promotions. Capacity constraints such as these may cause unanticipated system disruptions, slower response times, degradation in levels of customer service, impaired quality and speed of reservations and confirmations and delays in reporting accurate financial information.


    We cannot be sure that the transaction-processing systems and network infrastructure of trrravel.com Limited will be able to accommodate the level of Web site traffic that it experiences, or that it will, in general, be able to accurately project the rate or timing of increases in such traffic or upgrade its systems and infrastructure to accommodate future traffic levels on the Web site. In addition, electronic commerce is characterized by rapid technological change, changes in user and customer requirements and preferences and changes in industry standards and practices. The existing technology and systems of trrravel.com Limited could quickly become obsolete because of the rapidly changing technologies of electronic commerce. There can be no assurance that trrravel.com Limited we will be able to effectively upgrade and expand its transaction-processing systems in a timely manner or to successfully integrate any newly developed or purchased modules with our existing systems. Upgrading or expanding such systems would likely be expensive and time-consuming.

    The www.trrravel.com Web site is technically maintained in Yate Bristol, England by Planet Edge Limited, a subsidiary of our affiliate ci4net.com, Inc. The www.trrravel.com call center is located at a single facility in Haywards Heath, England. These systems and operations are vulnerable to damage or interruption from human error, fire, flood, power loss, telecommunications failure, break-ins, sabotage, intentional acts of vandalism, natural disasters and similar events. trrravel.com Limited currently does not have redundant systems or a disaster recovery plan and does not carry sufficient business interruption insurance to compensate it for losses that may occur. Despite implementation of network security measures, their servers are vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could lead to interruptions, delays, loss of data or the inability to accept and confirm customer reservations. Any adverse development in the trrravel.com Limited technology could materially and adversely affect our 49% ownership interest in trrravel.com Limited.

IF PROVIDERS OF THE THIRD-PARTY SYSTEMS ON WHICH trrravel.com LIMITED RELIES DECIDE TO NO LONGER OFFER OR MAINTAIN SERVICES, WE COULD BE DIRECTLY AFFECTED AND THE VALUE OF OUR INVESTMENT IN trrravel.com LIMITED MIGHT DECREASE.

    trrravel.com Limited depends on third-party service providers for a substantial portion of its communications, technology and operating infrastructure. Any discontinuation of third-party provider services, or any reduction in performance that requires it to replace these services, could be disruptive to its business. These third-party providers may experience interruptions or failures in their systems or services that could temporarily prevent our customers from accessing or purchasing certain travel services through the Web site. Any reduction in performance, disruption in Internet or Web site access or discontinuation of services provided by these Internet service providers could have a negative effect on our business, operating results and financial condition.

THE OPERATIONS OF trrravel.com LIMITED AND CUSTOMER DATABASES ARE
SUSCEPTIBLE TO SECURITY RISKS, WHICH MIGHT ADVERSELY AFFECT OUR OPERATING
RESULTS.

    A fundamental requirement for electronic commerce is the secure transmission of confidential information over public networks. Security measures may not prevent security breaches. If security measures adopted by trrravel.com Limited were ever compromised, it could have a detrimental effect on its reputation, operating results and the value of our investment in such company. trrravel.com Limited will rely on encryption and authentication technology licensed from third parties to ensure secure transmission of confidential information, such as customer credit card numbers. In addition, it plans to maintain an extensive confidential database of customer profiles and transaction information. Advances in computer capabilities, new discoveries in the field of cryptography, or other events or developments may result in a compromise or breach of the algorithms it intends to use to protect customer transaction data and personal information contained in its customer database. A person who circumvents these security measures could steal or misuse proprietary information or cause interruptions in the operations of trrravel.com Limited. Publicized security problems could increase concerns over the security of online transactions and the privacy of users, which may also inhibit the Web site's growth, especially as a means of conducting commercial transactions. To the extent that trrravel.com Limited or its third-party contractors' activities involve the storage and transmission of proprietary information, such as credit card numbers or other personal information, security breaches could expose us to a risk of loss or litigation and possible liability. Failure to prevent security breaches will have a negative, effect on our reputation, business and operating results.

trrravel.com LIMITED MAY BE UNABLE TO PROTECT ITS INTELLECTUAL PROPERTY, INCLUDING ITS TRADEMARKS, WHICH COULD ADVERSELY AFFECT THE VALUE OF OUR INVESTMENT.


    We regard the trademark, domain names, service marks, trade dress, trade secrets, copyrights and similar intellectual property as important to the success of www.trrravel.com, and rely on foreign and domestic trademark and copyright law, trade secret protection and confidentiality to protect our proprietary rights. trrravel.com Limited is pursuing the registration of our key trademarks in the United States and internationally. Effective trademark, service mark, copyright and trade secret protection may not available in every country in which our products and services are made available online. Failure to effectively protect our intellectual property could adversely affect our Internet business, result in erosion of the trrravel.com brand name and adversely impact the value of our minority investment in trrravel.com Limited.


    Currently, trrravel.com is the only trademark held by trrravel.com Limited. As a result of our efforts to protect our rights in the "trrravel.com" brand, we could become involved in litigation, which would likely be expensive and time consuming, and could distract management from the operations of the business. Furthermore, we cannot be sure we would prevail in any such litigation. If we are unsuccessful in obtaining a trademark for trrravel.com, we would be required to invest substantial additional amounts in advertising and brand development with respect to a new trademark. These additional expenditures would adversely affect our operating results. Please see "Risk Factors--If our strategy to increase market awareness of our brand through extensive online advertising fails, we may be unable to substantially grow our business" for a discussion of the risks and uncertainties inherent in establishing brand recognition.

    We cannot be sure that the steps we have taken to protect our proprietary rights will be adequate or that third parties will not infringe or misappropriate our copyrights, trademarks, trade dress and similar proprietary rights. In the future, litigation may be necessary to enforce our intellectual property and contractual rights, or determine the validity and scope of the proprietary rights of others. Such litigation, regardless of the outcome, could result in substantial costs and diversion of management and technical resources, either of which could materially harm our business. In addition, other parties might assert infringement claims against us. We may be subject to legal proceedings and claims from time to time in the ordinary course of our business, including claims that we or our licensees have infringed the trademarks and other intellectual property rights of third parties. If we do not prevail, we could be required to stop using our trademarks or domain names or to pay damages. Such claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources.


trrravel.com LIMITED MAY NOT ACQUIRE OR MAINTAIN OUR DOMAIN NAME IN ALL OF THE COUNTRIES IN WHICH IT DOES BUSINESS, AND MAY BE REQUIRED TO EXPEND SIGNIFICANT FUNDS TO PREVENT INFRINGEMENT OF ITS DOMAIN NAME, WHICH COULD INHIBIT OUR ABILITY TO EXPAND OUR BUSINESS INTERNATIONALLY.


    Affiliates of trrravel.com Limited currently hold the Internet domain names www.trrrravel.com, www.trrravel.com and www.trravel.com. There is currently an existing domain name www.travel.com owned by an unrelated third party, and other third parties may acquire domain names that are similar to, infringe or otherwise decrease the value of our domain names, trademarks and other proprietary rights, which may hurt our business. trrravel.com Limited may be required to expend significant funds in the legal defense of our domain names. Domain names generally are regulated by Internet regulatory bodies. The regulation of domain names is subject to change. Regulatory bodies could establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names. The relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear. As a result, we may not acquire or maintain the www.trrrravel.com, www.trrravel.com and www.trravel.com domain names in all of the countries in which we intend to conduct business in the future.

WE COULD FACE LITIGATION BECAUSE OF OUR WEB PAGE CONTENT, WHICH MIGHT REQUIRE CONSIDERABLE EFFORT AND EXPENSE TO DEFEND AND RESULT IN
SIGNIFICANT LIABILITY.

    As a publisher and distributor of online content, trrravel.com Limited faces potential liability for defamation, negligence, copyright, patent or trademark infringement and other claims based on the nature and content of the materials that we publish or distribute. Such claims have been brought, and sometimes successfully pressed, against other online services. In addition, we do not and cannot practically screen all of the content generated by other Web sites that may be linked to our Web site, and we could be exposed to liability with respect to such content. Although we carry general liability insurance, our insurance may not cover claims of these types or may not be adequate to indemnify us for all liability that may be imposed. Any imposition of liability, particularly liability that is not covered by insurance or is in excess of insurance coverage, could have a damaging effect on our reputation, operating results, financial condition and stock price. Please see "Business--Our Products and Services" for more detailed information concerning our Web page content.

THE CONVERSION TO THE EURO MAY ADVERSELY AFFECT OUR BUSINESS IN EUROPE.

    Due to our operations in the United Kingdom, we may be exposed to certain risks as a result of the conversion by certain European Union member states of their respective currencies to the euro. The conversion process commenced on January 1, 1999. The conversion rates between the member states' currencies and the euro are fixed by the Council of the European Union. While the United Kingdom is a member of the European Union, it is not participating in the euro conversion; however, it may elect to convert to the euro at a later date. Consequently, we are unsure as to whether the conversion to the euro will have an adverse impact on our business, but potential risks include the costs of modifying our software and information systems and changes in the conduct of business and in the principal European markets for our products and services. Please See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Effects of the Euro" for a more complete description of the impact of the conversion to the euro on our financial condition.

MANAGEMENT WILL HAVE BROAD DISCRETION OVER THE USE OF THE PROCEEDS OF THIS OFFERING, AND MAY USE THESE PROCEEDS IN WAYS YOU MIGHT NOT BELIEVE ARE DESIRABLE.


    The net proceeds of this offering are estimated to be approximately $28.0 million (approximately $32.4 million if the underwriters' over-allotment option is exercised in full) at an assumed initial public offering price of $11.00 per share and after deducting the estimated underwriting discount and other estimated offering expenses. We currently plan to use $25.4 million of such net proceeds, coupled with an additional $6.4 million in bank borrowings, to retire debt owed to The Rank Group plc (representing a portion of the purchase price of the five Butlin's Provincial Hotels), to expand our travel business, and to acquire additional holiday resort hotels in England and in other countries in Europe. Accordingly, our management will retain broad discretion as to the allocation of the remaining $2.6 million of the net proceeds of this offering, which has been allocated for working capital and general corporate purposes. The broad discretion we have in the use of proceeds of this offering involves risks that we will not use such proceeds effectively or that we will use them in ways with which you may not agree. In addition, the repayment of our indebtedness to The Rank Group plc will terminate a bank letter of credit collateralized by the personal guaranty of and marketable securities owned by our Chairman of the Board, Kevin R. Leech. Please see "Use of Proceeds," for a more detailed discussion of how we will allocate proceeds, and "Certain Transactions" for a discussion of certain direct personal benefits to Kevin R. Leech from this offering.


BECAUSE OUR DIRECTORS AND OFFICERS WILL OWN A MAJORITY OF OUR OUTSTANDING COMMON STOCK AFTER THIS OFFERING, YOU AND OTHER INVESTORS WILL HAVE MINIMAL INFLUENCE ON STOCKHOLDER DECISIONS.

    Upon consummation of this offering, our executive officers and directors, together with their respective affiliates, will beneficially own approximately 59% (approximately 56% if the underwriters, over-allotment option is exercised in full), of our outstanding common stock. As a result, if they act together, they will have the ability to control the outcome on all matters requiring stockholder approval, including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets, and to control our management and affairs. Such control could discourage others from initiating potential merger, takeover or other change of control transactions. As a result, the market price of our common stock could be adversely affected. Please see "Principal Stockholders" for a more detailed presentation of the influence our principal stockholders have over us.

OUR BUSINESS COULD STILL BE DISRUPTED BY RESIDUAL CONSEQUENCES OF THE YEAR 2000 PROBLEM.

    Prior to January 1, 2000, there was a great deal of concern regarding the ability of computers to adequately recognize 21st century dates from 20th century dates due to the two-digit date fields used by many systems. Most reports to date, however, are that computer systems are functioning normally and the compliance and remediation work accomplished during the years leading up to 2000 was effective to prevent any problems. We have not experienced any such computer difficulty; however, computer experts have warned that there may still be residual consequences of the change in centuries and any such difficulties may, depending upon their pervasiveness and severity, have a material adverse effect on our business, financial condition and results of operations. Please see "Management's Discussion and Analysis of Financial Condition and Results of operations--Year 2000 Disclosure" for a more detailed discussion of year 2000 issues.

THERE IS NOT CURRENTLY A PUBLIC MARKET FOR OUR COMMON STOCK, THE OFFERING PRICE OF OUR COMMON STOCK IS ARBITRARY, AND WE MUST SATISFY THE APPLICABLE REQUIREMENTS FOR OUR COMMON STOCK TO TRADE ON THE NASDAQ NATIONAL MARKET.

    There is not currently a public market for our common stock, and an active trading market may not develop or be sustained. Unless and until a public market develops, purchasers of our common stock may have difficulty selling their shares of common stock.

    The initial public offering price of the shares was arbitrarily determined by negotiations between the underwriter and us, and does not necessarily bear any relationship to our assets, book value, results of operations, or any other generally accepted indicia of value. See "Underwriting". From time to time after this offering, the market price of our common stock may experience significant volatility. Our quarterly results, announcements by us or our competitors regarding acquisitions or dispositions, new procedures or technology, changes in general conditions in the economy, and general market conditions could cause the market price of the common stock to fluctuate substantially. The equity markets have, on occasion, experienced significant price and volume fluctuations that have affected the market prices for many companies' common stock and have often been unrelated to the operating performance of these companies.

THE MARKET FOR OUR COMMON STOCK MAY SUFFER IN THE EVENT OF DELISTING FROM THE NASDAQ NATIONAL MARKET AND IF OUR COMMON STOCK IS CONSIDERED TO BE "PENNY STOCK."

    Under the currently effective criteria for the maintenance of our listing of securities on the Nasdaq National Market, a company must have at least $75 million in market capitalization, a minimum bid price of $5.00 per share, and securities in the hands of the public with a market value of at least $20 million. For continued listing, a company must maintain $50 million in market value, a minimum bid price of $5.00, and securities in the hands of the public with a market value of at least $15 million If we cannot maintain the standards for continued listing, our common stock could be subject to delisting from the Nasdaq National Market. Trading, if any, in our common stock would then be conducted in the over-the-counter market on the OTC Bulletin Board established for securities that do not meet the Nasdaq National Market listing requirements or in what are commonly referred to as the "pink sheets." As a result, an investor may find it more difficult to dispose of, or to obtain accurate quotations as to the price of, our shares.

    If our common stock was delisted from the Nasdaq National Market, and no other exclusion from the definition of a "penny stock" under the Securities Exchange Act of 1934, as amended, were available, our common stock would be subject to the penny stock rules that impose additional sales practice requirements on broker-dealers who sell these securities to persons other than established customers and accredited investors. Accredited investors are generally those investors with net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 together with a spouse. For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchase, and must have received the purchaser's written consent to the transaction prior to sale. As a result, delisting, if it were to occur, could materially adversely affect the ability of broker-dealers to sell our common stock and the ability of purchasers in this offering to sell their shares in the secondary market.

INVESTORS MAY HAVE DIFFICULTY SELLING THEIR SHARES OF COMMON STOCK AND THE MARKET PRICE OF THE COMMON STOCK MAY DECLINE IF THE REPRESENTATIVE OF THE UNDERWRITERS DISCONTINUES MAKING A MARKET FOR ANY REASON.

    A significant number of shares sold in this offering may be sold to customers of the underwriters. These customers may engage in transactions for the sale or purchase of the shares through or with the underwriters. Although it has no obligation to do so, Roth Capital Partners Incorporated, the representative of the underwriters, intends to make a market in the shares and may otherwise effect transactions in the common stock. If it participates in the market, it may influence the market, if one develops, for the common stock. It may discontinue making a market in the common stock at any time. Moreover, if Roth Capital Partners sells the shares of common stock issuable upon exercise of the representative's warrants, it may be required under the Securities Exchange Act of 1934, as amended, to temporarily suspend its market-making activities. The price and liquidity of the common stock may be significantly affected by the degree, if any, of its direct or indirect participation in the market.

INVESTORS IN THIS OFFERING WILL INCUR IMMEDIATE AND SUBSTANTIAL DILUTION.

    The initial public offering price per share exceeds the net tangible book value per share. Accordingly, investors purchasing shares in this offering will
(1) pay a price per share which substantially exceeds the value of our assets after subtracting our intangible assets and liabilities and (2) contribute 95.2% of the total amount invested to date to fund us, but will only own 37.2% of the shares of common stock outstanding. Please see "Dilution" for a discussion of the dilution that investors in this offering will experience.

FUTURE SALES OF COMMON STOCK BY OUR EXISTING STOCKHOLDERS COULD ADVERSELY AFFECT OUR STOCK PRICE.

    The market price of our common stock would decline as a result of sales of a large number of shares of our stock in the market after this offering, or the perception that these sales could occur. These sales also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. After this offering, we will have outstanding 8,060,000 shares of common stock. Of these shares, the 3,000,000 shares being offered in this offering will be freely tradable immediately following this offering. Our directors and officers and a number of our stockholders who beneficially hold 5,060,000 shares in the aggregate have entered into lock-up agreements by which they have agreed that they will not sell, directly or indirectly, any shares of common stock without the prior written consent of Roth Capital Partners Incorporated, as representative of the underwriters for a period of between six and 12 months from the date of this prospectus. The number of shares of common stock and the dates when these shares will become freely tradable in the market, subject to the lock-up agreements, is as follows:

     NUMBER OF SHARES        DATE
     ----------------        ----
        3,000,000    On the date of this prospectus
                0    Within six months of the date of this prospectus
        5,060,000    Between  six and 12  months  from  the  date of this
                     prospectus


    Following this offering, we intend to file a registration statement to register for issuance and resale the 1,000,000 shares of common stock reserved for issuance under our existing stock option plan described in "Management--Executive Compensation" and "--2000 Stock Option Plan." We expect that registration statement to become effective immediately upon filing. Shares issued upon the exercise of stock options granted under the 2000 Stock Option Plan will be eligible for resale in the public market from time to time subject to vesting and, in the case of some options, the expiration of the lock-up agreements referred to in the preceding paragraph.

    Upon the closing of this offering, we intend to grant non-qualified stock options to purchase approximately ________ shares of common stock to a number of our officers and employees. The exercise price per share of these options is expected to be the initial public offering price of the common stock. These option grants are expected to vest in the following manner: ____% per year for ______ years commencing on the one year anniversary of the grant of the option. None of the shares issuable upon the exercise of these options will be subject to a lock-up agreement with the underwriters as described below.

OUR CHARTER AND BYLAW PROVISIONS LIMIT THE LIABILITY OF OUR OFFICERS AND DIRECTORS.

    Our charter includes provisions to eliminate, to the full extent permitted by the Delaware General Corporation Law as in effect from time to time, the personal liability of our directors for monetary damages arising from a breach of their fiduciary duties as directors. Our charter also provides that we will indemnify any director or officer to the extent that such indemnification is permitted under Delaware law. In addition, our bylaws require us to indemnify, to the full extent permitted by law, any of our directors, officers, employees or agents for acts which such person reasonably believes are not in violation of our corporate purposes as set forth in our charter. As a result of such provisions, stockholders may be unable to recover damages against our directors and officers for actions taken by them which constitute negligence, gross negligence or a violation of their fiduciary duties, which may discourage or deter stockholders from suing our directors, officers, employees and agents for breaches of their duty of care, even though such action, if successful, might otherwise benefit us and our stockholders.


             CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS


    This prospectus contains forward-looking statements. These forward-looking statements are not historical facts, but rather are based on our current expectations, estimates and projections about our industry, beliefs and assumptions. Words such as "may," "could," "would," "anticipates," "expects," "intends," "plans," "projects," "believes," "seeks," "estimates" and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. These risks and uncertainties are described in "Risk Factors" and elsewhere in this prospectus. We caution you not to place undue reliance on these forward-looking statements, which reflect our management's view only as of the date of this prospectus.


                                 USE OF PROCEEDS


    We estimate that we will receive net proceeds of approximately $28.0 million from our sale of the 3,000,000 shares of common stock offered by us under this prospectus at an assumed initial public offering price of $11.00 per share, after deducting the underwriting discount and commissions and other estimated fees and expenses payable by us (approximately $32.4 million if the over-allotment option is exercised in full). We expect to use the net proceeds approximately as follows:


    o $10.4 million (37.2% of total net proceeds), together with $6.4 million of net proceeds from a mortgage refinancing, will be used to retire $16.8 million of indebtedness owed to Butlin's Limited, a subsidiary of The Rank Group plc, in connection with the June 1999 acquisition by GHG of the Butlin's Provincial Hotels from another subsidiary of The Rank Group plc;


    o $9.0 million (32.1% of the total net proceeds) to acquire additional holiday resort hotels located in seaside resort areas in England, Spain and other locations deemed attractive by our management; and

    o $6.0 million (21.4% of total net proceeds) for expansion of our travel-related services businesses, including advertising and the acquisition of other tour operators and travel agencies in England and Europe; and

    o $2.6 million (9.3% of the total net proceeds) for working capital and general corporate purposes.


    Simultaneous with the completion of this offering, we are refinancing our outstanding mortgage indebtedness of (pound)10.0 million (approximately $16.2 million) on our hotels with the banks which had provided original acquisition debt financing in June 1999. In connection with such refinancing, we anticipate that we will increase our secured borrowings to a total of (pound)14.0 million (approximately $22.6 million) and will utilize the increased proceeds, together with $10.4 million of the net proceeds of this offering, to retire our indebtedness to The Rank Group plc. The repayment of our indebtedness to The Rank Group plc will terminate a bank letter of credit collateralized by the personal guaranty of and marketable securities owned by our Chairman of the Board, Kevin R. Leech. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Certain Transactions."


    Other than as set forth in this prospectus, we currently have no commitments or agreements and are not involved in any negotiations with respect to any acquisitions or investments. The allocation of the net proceeds of the offering discussed above represents management's current estimates only. Management's plans for the proceeds are subject to change due to unforeseen opportunities and, as such, actual allocation of the net proceeds may differ substantially from these estimates. We cannot specify with certainty the particular uses for the net proceeds to be received upon completion of this offering. Accordingly, our management team will have broad discretion in using the net proceeds of this offering. Pending such uses, we intend to invest the net proceeds of the initial public offering in investment grade interest-bearing securities. Please see "Risk Factors--Management will have Broad Discretion over the Use of the Proceeds of this Offering, and May Use These Proceeds in Ways You Might Not Believe are Desirable" for a discussion of uncertainties regarding our use of proceeds.

    We currently anticipate that the net proceeds of this offering, together with our existing funds and ability to borrow, will be sufficient to meet our capital requirements for at least the next 12 months. However, we may need to raise additional funds in order to support more rapid expansion, develop new or enhanced services, respond to competitive pressures, acquire complementary business or technologies or take advantage of unanticipated opportunities. If additional funds are raised through the issuance of equity securities, the percentage ownership of our stockholders will be reduced, our stockholders may experience additional dilution in net book value per share or such securities may have rights, preferences or privileges senior to those of the holders of our common stock. There can be no assurance that additional financing will be available when needed on terms favorable to us or at all. If adequate funds are not available on acceptable terms, we may be unable to develop or enhance our services and products, take advantage of future opportunities or respond to competitive pressures, any of which could have a material adverse effect on our business, financial condition and operating results. Please see "Risk Factors--We May Need More Money, Which May Not Be Available to us on Favorable Terms or at All" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" for more detailed information regarding our possible future capital requirements.


                                 DIVIDEND POLICY


    We have never declared or paid any cash dividends on our common stock. We currently expect to retain future earnings, if any, to finance the growth and development of our business and do not anticipate paying any cash dividends in the foreseeable future.

                                 CAPITALIZATION


     The following table sets forth our capitalization:

     o   on an actual basis as of January 31, 2000;


     o on a pro forma basis assuming our acquisition of all of the outstanding share capital of LTGL, and LTGL's acquisition of all of the outstanding share capital of Ilios Travel Limited and GHG and 49% of the outstanding share capital of trrravel.com Limited had been completed on January 31, 2000; and


     o   pro forma as adjusted to give effect to:

          -- the sale of 3,000,000 shares of common stock offered by us pursuant to this prospectus, after deduction of estimated offering expenses and underwriting discounts, assuming an offering price of $11.00;

          --   the addition of $6.4 million of a mortgage financing


          -- the repayment of $16.8 million outstanding under the note to a subsidiary of The Rank Group plc; and


          -- the capitalization of $1,667,000 of loans made to LTGL by a corporate affiliate of Kevin R. Leech.

     This table should be read in conjunction with "Unaudited Condensed Pro Forma Consolidated Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and the notes thereto included elsewhere in this prospectus.

                                                                                                  LTG         LEISURE TRAVEL GROUP
                                                                                                 ------      -----------------------
                                                                                                         JANUARY 31, 2000
                                                                                                 -----------------------------------
                                                                                                                          PRO FORMA
                                                                                                 ACTUAL      PRO FORMA   AS ADJUSTED
                                                                                                 ------      ---------   -----------
                                                                                                      (US DOLLARS IN THOUSANDS)
Short-term debt:
  Capital lease obligation--current portion ..............................................       $   230       $   236       $   236
                                                                                                 -------       -------       -------
  Total short-term debt ..................................................................       $   230       $   236       $   236
                                                                                                 =======       =======       =======
Short-term debt to be capitalized:
  Short-term borrowings ..................................................................       $ 1,667       $ 1,667       $  --
                                                                                                 -------       -------       -------

Long-term debt:
  Notes payable ..........................................................................       $33,192       $33,718       $23,279
  Capital lease obligation--noncurrent portion ...........................................           377           382           382
                                                                                                 -------       -------       -------
  Total long-term debt ...................................................................        33,569        34,100        23,661
                                                                                                 -------       -------       -------
Stockholders' equity:
  Preferred stock, par value $0.001:
    no shares authorized, issued and outstanding, actual;
    5,000,000 shares authorized, no shares issued and
    outstanding, pro forma and pro forma as adjusted .....................................          --            --            --

  Common stock, par value $0.001:
    no shares authorized, issued and outstanding, actual; 25,000,000 shares authorized, actual, pro forma and pro forma as adjusted, 5,060,000 shares issued and outstanding, pro forma, and 8,060,000 shares issued and
    outstanding pro forma as adjusted (1) ................................................          --               5             8
  Additional paid-in capital .............................................................          --           2,415        32,119
  Accumulated other comprehensive income .................................................          --               4             4
  Accumulated retained earnings ..........................................................          --           1,343         1,343

  Invested capital .......................................................................         1,347          --            --
                                                                                                                             -------
  Total stockholders' equity .............................................................         1,347         3,767        33,474
                                                                                                 -------       -------       -------
    Total capitalization .................................................................       $36,583       $39,534       $57,135
                                                                                                 =======       =======       =======

----------------------
(1) Does not include exercise of the underwriters' over-allotment option or the issuance of up to 1,000,000 additional shares of common stock upon exercise of options under the 2000 Plan, of which options to purchase shares have been granted as at the date of this prospectus.

                                    DILUTION



     Our company was formed in February 2000 and has had no commercial operations to date. LTGL was formed in May 1999, but effectively did not begin commercial operations until July 1, 1999 when LTGL acquired Miss Ellie's World Travel Limited. GHG was formed in October 1998 but did not commence commercial operations until its acquisition of the Butlin's Provincial Hotels from Rank Holidays Division Limited, a subsidiary of The Rank Group plc on June 30, 1999.


     Purchasers of our common stock in this offering will experience immediate and substantial dilution in the net tangible book value of the common stock for this offering. Pro forma net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the number of shares of our common stock outstanding. At January 31, 2000, we had a pro forma net tangible book value of $5.3 million, or approximately $1.05 per share of our outstanding common stock. After giving effect to:


     o our receipt of the estimated net proceeds from our sale of the 3,000,000 shares of our common stock offered hereby at an assumed initial public offering price of $11.00 per share;

     o    the addition of $6.4 million of mortgage financing;

     o the capitalization of $1,667,000 of loans made to LTGL by a corporate affiliate of Kevin R. Leech; and

     o the repayment of $16.8 million outstanding under the note owed a subsidiary of The Rank Group plc.

     Our pro forma net tangible book value at January 31, 2000 would have been approximately $35.0 million or $4.34 per share of our common stock. This represents an immediate increase in net tangible book value of $3.29 per share to existing stockholders and an immediate dilution of $6.66 per share to investors in this offering. "Dilution" is determined by subtracting net tangible book value per share after the offering from the offering price to investors.


     The following table illustrates this per share dilution:

         Initial public offering price per share ............................            $11.00
         Pro forma net tangible book value per share at January 31, 2000 ....   $ 1.05
         Increase attributable to new investors .............................     3.29
                                                                                ------
         Pro forma net tangible book value after the offering ..............               4.34
                                                                                         ------
         Dilution to new investors ..........................................            $ 6.66
                                                                                         ======

     The following table summarizes the number of shares of our common stock purchased from us, the total consideration paid and the average price per share paid by (i) our existing stockholders on the date of this prospectus and (ii) new investors purchasing shares of our common stock in this offering, before deducting the underwriting discounts and commissions and our estimated offering expenses payable by us.

                                                         TOTAL
                              SHARES PURCHASED    CONSIDERATION PAID    AVERAGE
                              ----------------    ------------------     PRICE
                             NUMBER    PERCENT    AMOUNT     PERCENT   PER SHARE
                             ------    -------    ------     -------   ---------

Existing Stockholders ...  5,060,000     62.8%  $ 1,667,000     4.8%      $0.33
New Investors ...........  3,000,000     37.2%   33,000,000    95.2%     $11.00
                           ---------    -----    ----------    ----
  Total .................  8,060,000    100.0%   34,667,000     100%
                           =========    =====    ==========    ====

                          UNAUDITED CONDENSED PRO FORMA
                       CONSOLIDATED FINANCIAL INFORMATION


     The following information, which is unaudited, gives pro forma effect as described below to:

     o    our acquisition of all of the outstanding share capital of LTGL;

     o LTGL's acquisition of all of the outstanding share capital of Miss Ellie's World Travel Limited, Ilios Travel Limited and GHG; and

     o LTGL's acquisition of 49% of the outstanding share capital of trrravel.com Limited.

     We have provided the unaudited pro forma consolidated financial data for information purposes only. They are not necessarily indicative of future results or of what our operating results would have been had we actually consummated the acquisition of all of the outstanding share capital of LTGL, and had LTGL actually consummated the acquisition of all of the outstanding share capital of Miss Ellie's World Travel Limited, Ilios Travel Limited and GHG and 49% of the outstanding share capital of trrravel.com Limited on the date assumed.


     Effective June 30, 1999, GHG purchased from Rank Holidays Division Limited, a subsidiary of The Rank Group plc, substantially all of the operating assets relating to five hotels formerly known as the Butlin's Provincial Hotels, including the physical properties, equipment, concessions, inventory, cash reserves, customer lists, records and goodwill, which we refer to as GHG (Predecessor). GHG is a private limited company organized under the laws of England and Wales and is 85% owned by Cygnet Ventures Limited, a Guernsey corporation controlled by Kevin R. Leech, our Chairman of the Board and principal stockholder, and 15% owned by certain other members of our management team. In consideration for these assets, GHG paid a subsidiary of The Rank Group plc $30.7 million, of which $13.9 million was paid in cash and the balance of $16.8 million was paid by GHG's issuance of a non-interest bearing promissory note due 2002. The GHG note was secured by an irrevocable letter of credit issued by Citibank, N.A. in favor of Butlin's Limited, a subsidiary of The Rank Group plc. The issue of the letter of credit was obtained through the personal guaranty of Mr. Leech. GHG financed its cash payment of the purchase price through loans obtained from Arab Bank plc and Irish Nationwide Building Society secured by charges granted by GHG, including mortgages on the purchased hotels.


     In July 1999, LTGL acquired all of the issued and outstanding share capital of Miss Ellie's World Travel Limited, a private limited company organized under the laws of England and Wales. In exchange for this share capital, LTGL paid an aggregate of $1,667,000 to the former stockholders of Miss Ellie's World Travel Limited. LTGL funded the acquisition through a loan from Red Kite Ventures Limited, an investment company beneficially owned by Red Kite Trust, the beneficiary of which are members of the family of Kevin R. Leech.

     In February 2000, LTGL also acquired all of the issued and outstanding share capital of Ilios Travel Limited, a private limited company organized under the laws of England and Wales. In exchange for this share capital, LTGL paid an aggregate of $526,000 to the former stockholders of Ilios Travel Limited. As a result of this acquisition, LTGL expanded its travel-related services and increased its market position and cross-selling opportunities in other destinations throughout Europe. LTGL also funded this acquisition through a loan from Red Kite Ventures Limited.

     The acquisitions of the Butlin's Provincial Hotels, Miss Ellie's World Travel Limited and Ilios Travel Limited have been accounted for as purchase transactions. The allocation of the purchase price for each acquisition has not been finally determined and, accordingly, the pro forma adjustments reflected below may be adjusted when additional information is obtained during the one-year period subsequent to the date of the acquisition. However, any reallocation of the purchase price based on final valuations of the assets and liabilities acquired should not differ significantly from the original estimates and should not have a material impact on the condensed pro forma consolidated financial information.


     In March 2000, the stockholders of GHG agreed to transfer 100% of the outstanding share capital of GHG to LTGL in exchange for the issuance of an aggregate of 94,468 ordinary shares of LTGL, and the stockholders of LTGL, including the holders of the additional 94,468 ordinary shares of LTGL, agreed to transfer to us 100% of the outstanding share capital of LTGL in exchange for the issuance of an aggregate of 4,640,000 shares of our common stock. The acquisition of GHG by LTGL and our acquisition of LTGL will be accounted for as combinations of companies under common control in a manner similar to a pooling of interests. Our acquisition of LTGL will be effected by means of a share exchange whereby each share of LTGL's ordinary stock will be converted into approximately 39 of our common shares. In addition, Technology Finance Limited, a corporation 50%-owned by Kevin R. Leech, has agreed to transfer to us its entire 49% equity interest in the outstanding share capital of trrravel.com Limited in exchange for the issuance of an aggregate of 220,000 shares of our common stock. All of these transfers are conditioned upon, among other things:


     o the completion of this offering and application of a portion of the net proceeds (together with additional mortgage financing) to retire all $16.8 million of indebtedness of GHG owed to The Rank Group plc or its subsidiaries; and

     o the capitalization of $1,667,000 of loans made to LTGL by a corporate affiliate of Kevin R. Leech.

            UNAUDITED CONDENSED PRO FORMA CONSOLIDATED BALANCE SHEET
                               AT JANUARY 31, 2000
                            (US DOLLARS IN THOUSANDS)


     The following unaudited condensed pro forma consolidated balance sheet at January 31, 2000 gives pro forma effect to our acquisition of all of the outstanding share capital of LTGL, and LTGL's acquisition of all of the outstanding share capital of GHG and Ilios Travel Limited and 49% of the outstanding share capital of trrravel.com Limited, after giving effect to the adjustments described in the note to the unaudited condensed pro forma consolidated financial information, as if they had occurred on January 31, 2000. The historical financial information for Leisure Travel Group is based on our unaudited condensed balance sheet at January 31, 2000. The historical financial information for LTG is based on its unaudited condensed combined balance sheet at January 31, 2000, which represents a combination of the condensed combined balance sheets of LTGL and GHG, as entities under common control, at January 31, 2000. The historical financial information for Ilios Travel Limited is based on its unaudited condensed balance sheet at January 31, 2000. Accordingly, the pro forma consolidated balance sheet reflects the net assets of LTGL, GHG and Ilios Travel Limited and the 49% equity investment in trrravel.com Limited at January 31, 2000.


                                                                             HISTORICAL                      PRO FORMA
                                                                  ------------------------------    -----------------------------
                                                                                                                     LEISURE
                                                                 LEISURE                  ILIOS                       TRAVEL
                                                                  TRAVEL                 TRAVEL     ADJUSTMENTS        GROUP
                                                                  GROUP         LTG      LIMITED      (NOTE 1)      CONSOLIDATED
                                                                  ----       --------    -------    -----------     ------------
ASSETS
Current Assets
Cash and cash equivalents                                         $ --       $ 2,139      $244                         $ 2,383
Accounts receivable                                                 --           971        --                             971
Holidays paid in advance                                            --           981        --                             981
Receivable from related parties                                     --         1,821        --                           1,821
Inventories                                                         --           554        --                             554
Prepaid expenses and other current assets                           --           933        58                             991
                                                                  ----       -------      ----      -------            -------
  Total current assets                                              --         7,399       302                           7,701

Equipment and fixtures, net                                         --        33,922        40                          33,962
Goodwill and other intangibles, net                                 --         1,046        --      $   483 (a)          1,529
Equity investment                                                   --            --        --        2,420 (b)          2,420
Debt issuance costs                                                 --           397        --                             397
                                                                  ----       -------      ----      -------            -------
    Total assets                                                  $ --       $42,764    $  342      $ 2,903            $46,009
                                                                  ====       =======      ====      =======            =======
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Short-term borrowings                                             $ --       $ 1,667       $--                         $ 1,667
Accounts payable                                                    --           578        66                             644
Accrued liabilities                                                 --           750        19                             769
Guest deposits                                                      --         2,754       203                           2,957
Income taxes and social security payable                            --         1,786        --                           1,786
Deferred income tax                                                 --            83        --                              83
Capital lease obligations--current portion                          --           230         6                             236
                                                                  ----       -------      ----      -------            -------
    Total current liabilities                                       --         7,848       294                           8,142


Long-term debt                                                      --        33,192        --      $   526 (c)         33,718
Capital lease obligations--noncurrent portion                       --           377         5                             382

STOCKHOLDERS' EQUITY
Common stock                                                        --            --        --            5 (d)              5
Additional paid-in capital                                          --            --        --        2,415 (e)          2,415
Accumulated other comprehensive income                              --            --        --            4 (f)              4
Retained earnings                                                   --            --        --        1,343 (g)          1,343
Invested capital                                                    --         1,347        --       (1,347)(h)             --
Ilios stockholders' equity                                          --            --        43          (43)(i)             --
                                                                  ----       -------      ----      -------            -------
    Total stockholders' equity                                      --         1,347        43        2,377              3,767
                                                                  ----       -------      ----      -------            -------
    Total liabilities and stockholders' equity                    $ --       $42,764      $342      $ 2,903            $46,009
                                                                  ====       =======      ====      =======            =======

       UNAUDITED CONDENSED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                      TWELVE MONTHS ENDED OCTOBER 31, 1999
               (US DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

      The following unaudited condensed pro forma consolidated statement of operations for the twelve month period ended October 31, 1999 gives pro forma effect to our acquisition of all of the outstanding share capital of LTGL, and LTGL's acquisition of Miss Ellie's World Travel Limited and GHG, collectively referred to in the table below as LTG, and Ilios Travel Limited and 49% of the outstanding share capital of trrravel.com Limited, after giving effect to the adjustments described in the note to the unaudited condensed pro forma consolidated financial information, as if these transactions had occurred on November 1, 1998. The historical financial information for Leisure Travel Group, Inc. is based on our audited financial statements for the twelve months ended October 31, 1999. The historical financial information for LTG is based on its audited combined statement of operations for the period ended October 31, 1999 which represents a combination of the combined statements of operations of LTGL and GHG, which are entities under common control. Accordingly, the pro forma consolidated statement of operations includes the results of LTGL, GHG, Miss Ellie's World Travel Limited and Ilios Travel Limited for the twelve months ended October 31, 1999, all of which are not included in our historical results for the twelve months ended October 31, 1999.

                                                             HISTORICAL                                       PRO FORMA
                                      --------------------------------------------------------------- --------------------------
                                                                              MISS ELLIE'S
                                                                                 WORLD
                                                                                TRAVEL
                                                         GHG (PREDECESSOR)      LIMITED                               LEISURE
                                    LEISURE                (PERIOD FROM      (PERIOD FROM     ILIOS                   TRAVEL
                                     TRAVEL              NOVEMBER 1, 1998   NOVEMBER 1. 1998  TRAVEL  ADJUSTMENTS      GROUP
                                     GROUP       LTG     TO JUNE 30, 1999)  TO JULY 4, 1999)  LIMITED  (NOTE 1)     CONSOLIDATED
                                      ----     -------   ----------------   ----------------  ------- -----------   ------------
Total revenues ....................   $ --     $17,261        $17,834           $10,446       $1,846                   $47,387
Operating costs and expenses ......     --      15,095         17,022             9,919        1,838     $  122 (a)     43,996
                                      ----     -------        -------           -------       ------     ------        -------
  Operating profit ................     --       2,166            812               527            8       (122)         3,391
Other  income (expenses) ..........     --        (433)            --              (682)          15        (26)(b)     (1,126)
                                      ----     -------        -------           -------       ------     ------        -------
  Income before income taxes ......     --       1,733            812              (155)          23       (148)         2,265
Income taxes ......................     --         520            361                --            7                       888
                                      ----     -------        -------           -------       ------     ------        -------
  Net income ......................   $ --     $ 1,213        $   451           $  (155)      $   16     $ (148)       $ 1,377
                                      ====     =======        =======           =======       ======     ======        =======
Basic and diluted net income
  per share: ......................                                                                                    $  0.27
                                                                                                                       =======
Shares used in computing
  basic and diluted net income
  per share: ......................                                                                                      5,060
                                                                                                                       =======

        UNAUDITED CONDENSED PRO FORM CONSOLIDATED STATEMENT OF OPERATIONS
                       THREE MONTHS ENDED JANUARY 31, 2000
               (US DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

      The following unaudited condensed pro forma consolidated statement of operations for the three months ended January 31, 2000 gives pro forma effect to our acquisition of all of the outstanding share capital of LTGL, and LTGL's acquisition of all of the outstanding share capital of GHG, referred to in the table below as LTG, and Ilios Travel Limited and 49% of the outstanding share capital of trrravel.com Limited, after giving effect to the adjustments described in the note to the unaudited condensed pro forma consolidated financial information, as if these transactions had occurred on November 1, 1998. The historical financial information for Leisure Travel Group is based on our unaudited financial statements for the three months ended January 31, 2000. The historical financial information for LTG is based on its audited combined statement of operations for the period ended October 31, 1999 which represents a combination of the combined statements of operations of LTGL and GHG which are entities under common control. Accordingly, the pro forma consolidated statement of operations includes the results of LTGL, GHG and Ilios Travel Limited for the three months ended January 31, 2000 all of which are not included in our historical results for the three months ended January 31, 2000.

                                                                              HISTORICAL                       PRO FORMA
                                                                    ------------------------------     -------------------------
                                                                                                                       LEISURE
                                                                    LEISURE                 ILIOS                      TRAVEL
                                                                    TRAVEL                 TRAVEL     ADJUSTMENTS       GROUP
                                                                     GROUP        LTG      LIMITED      (NOTE 1)    CONSOLIDATED
                                                                    -------     -------    -------     ----------   ------------
Total Revenues ................................................      $ --       $11,177    $   --                      $11,177
Operating costs and expenses ..................................        --        10,712        94        $  12 (a)      10,818
                                                                     ----       -------    ------        -----         -------
  Operating profit ............................................        --           465       (94)         (12)            359
Other income (expenses) .......................................        --          (264)        6           (7)(b)        (265)
                                                                     ----       -------    ------        -----         -------
  Income before income taxes ..................................        --           201       (88)         (19)             94
Income taxes ..................................................        --            71        --                           71
                                                                     ----       -------    ------        -----         -------
  Net income ..................................................      $ --       $   130    $  (88)       $ (19)        $    23
                                                                     ====       =======    ======        =====         =======
Basic and diluted net income per share: .......................                                                        $  0.00
                                                                                                                       =======
Shares used in computing basic and diluted net
  income per share: ...........................................                                                          5,060
                                                                                                                       =======

                     NOTES TO UNAUDITED CONDENSED PRO FORMA
                       CONSOLIDATED FINANCIAL INFORMATION


         (US DOLLARS IN THOUSANDS, EXCEPT SHARES AND PER SHARE AMOUNTS)


NOTE 1 - PRO FORMA ADJUSTMENTS

Balance Sheet


     The unaudited condensed pro forma consolidated balance sheet gives effect to the acquisition of LTG by Leisure Travel Group, and the acquisitions of Ilios Travel Limited and 49% of the outstanding share capital of trrravel.com Limited by LTG as follows:


                                                                                          JANUARY 31, 2000
                                                                                          ----------------
        LTG
                  Invested capital at January 31, 2000 ...................................     $  1,347
                  Purchase consideration -- 4,640,000 shares of Leisure Travel
                    Group common stock of $0.001 par value at an
                    estimated offering price of $11.00 per share .........................       51,040
                                                                                               --------
                                                                                               $ 49,693
                                                                                               ========
        Ilios Travel Limited
                  Net assets of Ilios Travel Limited at January 31, 2000 .................     $     43
                  Purchase consideration -- cash .........................................          526
                                                                                               --------
                  Goodwill arising .......................................................     $    483
                                                                                               ========
        trrravel.com Limited
                  Purchase consideration -- 220,000 shares of Leisure Travel
                    Group common stock of $0.001 par value at an estimated
                    offering price of $11.00 per share ...................................     $  2,420
                                                                                               ========
        Leisure Travel Group
                  Common stock ...........................................................     $      5
                  Additional paid in capital .............................................      (51,045)
                  Accumulated other comprehensive income .................................            4
                  Retained earnings ......................................................        1,343
                                                                                               --------
                                                                                               $(49,693)
                                                                                               ========


     The pro forma balance sheet adjustments are summarized as follows:

            a.    Goodwill arising on the acquisitions of Ilios Travel Limited ...........     $    483
                                                                                               ========
            b.    Investment in 49% of outstanding share capital of trrravel.com
                    Limited ..............................................................     $  2,420
                                                                                               ========
            c.    Incurrence of long-term debt upon acquisition of Ilios Travel Limited ..     $    526
                                                                                               ========
            d.    Common stock of $0.001 par value
                    Issuance of 4,640,000 shares for the acquisition of LTG ..............     $      5
                    Issuance of 220,000 shares for the acquisition of 49% of the
                      outstanding share capital of trrravel.com Limited ..................           --
                                                                                               --------
                                                                                               $      5
                                                                                               ========
            e.    Additional paid in capital
                    Issuance of 4,640,000 shares for the acquisition of LTG ..............     $ 51,035
                    Difference arising on acquisition of LTG .............................      (51,040)
                    Issuance of 220,000 shares for the acquisition of 49% of the
                      outstanding share capital of trrravel.com Limited ..................        2,420
                                                                                               --------
                                                                                               $  2,415
                                                                                               ========
            f.    Accumulated other comprehensive income
                    Accumulated other comprehensive income of LTG ........................     $      4
                                                                                               ========
            g.    Retained earnings
                    Retained earnings of LTG .............................................     $  1,343
                                                                                               ========
            h.    Invested capital
                    Elimination of LTG invested capital ..................................     $ (1,347)
                                                                                               ========

            i.    Elimination of Ilios Travel Limited stockholders' equity ...............     $    (43)
                                                                                               ========

   Statement of Operations

     The unaudited condensed pro forma consolidated statements of operations give effect to the following pro forma adjustments:

                                                                     TWELVE MONTHS ENDED    THREE MONTHS ENDED
                                                                      OCTOBER 31, 1999       JANUARY 31, 2000
                                                                     -------------------    ------------------
a.    Amortization of goodwill arising from acquisition of Miss
        Ellie's World Travel Limited of $1,109 over 10 years                 $111                   $28
      Less: amortization expense included in historical combined
        statement of operations of LTG                                         37                    28
                                                                             ----                   ---
                                                                               74                    --

      Amortization of goodwill arising on the acquisition of
        Ilios Travel Limited of $483 over 10 years                             48                    12
                                                                             ----                   ---
      Total amortization                                                     $122                   $12
                                                                             ====                   ===

b.      Increase in interest expense for $526 of borrowings in
        connection with the acquisition of Ilios Travel Limited
        at 5% per annum                                                      $ 26                   $ 7
                                                                             ====                   ===

                             SELECTED FINANCIAL DATA
                            (US DOLLARS IN THOUSANDS)

     The following tables set forth:

     o Selected historical combined financial data for GHG (Predecessor) for the years ended December 31, 1995, 1996, 1997 and 1998, the three months ended January 31, 1999 and the six months ended June 30, 1999, and as of December 31, 1995, 1996, 1997 and 1998;

     o Selected historical financial data for LTG for the period ended October 31, 1999 and the three months ended January 31, 2000 and as of October 31, 1999 and January 31, 2000;

     We derived the selected historical financial data as of December 31, 1995, 1996 and 1997, and for the years ended December 31, 1995 and 1996 of GHG (Predecessor) from its unaudited combined financial statements, which are not included in this prospectus. These unaudited financial statements include, in our opinion, all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such data.

     We derived the selected historical financial data as of December 31, 1998, and for the years ended December 31, 1997 and 1998 and the six months ended June 30, 1999 from the audited combined financial statements of GHG (Predecessor), and the selected historical financial data as of October 31, 1999 and for the period ended October 31, 1999 from the audited financial statements of LTG, which are included elsewhere in this prospectus. These financial statements have been audited by Ernst & Young, our independent auditors.

     We derived the selected historical financial data for the three months ended January 31, 1999 from the unaudited combined condensed financial data of GHG (Predecessor) and the selected historical financial data as of January 31, 2000 and for the three month ended January 31, 2000 from the unaudited combined condensed financial data of LTG, which are included elsewhere in this propectus. These unaudited financial statements include, in our opinion, all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such data.

     The selected data should be read in conjunction with the information presented in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and the notes thereto included elsewhere in this prospectus.

                                                             GHG (PREDECESSOR)                                    LTG
                                     ----------------------------------------------------------------     -------------------
                                                                                    THREE       SIX                   THREE
                                                                                    MONTHS     MONTHS     PERIOD      MONTHS
                                                                                    ENDED       ENDED      ENDED       ENDED
                                                                                  JANUARY 31,  JUNE 30,  OCTOBER 31, JANUARY 31,
                                       1995        1996       1997        1998       1999       1999       1999        2000
                                     -------     -------    -------     -------     ------    -------     -------     -------
STATEMENT OF OPERATIONS:
  Total revenues ..................  $32,959     $32,427    $33,785     $32,446     $7,606    $11,526     $17,261     $11,177
  Operating cost and expenses .....   26,981      27,700     28,982      27,913      6,823     12,638      15,095      10,712
                                     -------     -------    -------     -------     ------    -------     -------     -------
  Operating profit (loss) .........    5,978       4,727      4,803       4,533        783     (1,112)      2,166         465
  Other income (expense), net .....      --          --         --          --          --        --         (433)       (264)
                                     -------     -------    -------     -------     ------    -------     -------     -------
  Income (loss) before
    income taxes ..................    5,978      4,727       4,803       4,533        783     (1,112)      1,733         201
  Income taxes ....................    2,459       2,035      2,027       1,859        321        --          520          71
                                     -------     -------    -------     -------     ------    -------     -------     -------
  Net income (loss) ...............  $ 3,519     $ 2,692    $ 2,776     $ 2,674     $  462    $(1,112)    $ 1,213     $   130
                                     =======     =======    =======     =======     ======    =======     =======     =======
OTHER DATA:
  Depreciation and amortization ...  $ 1,760     $ 1,891    $ 2,104     $ 1,945     $  346    $   929     $  205      $   310
  Cash flows from operating
    activities ....................                         $ 6,193     $ 4,683     $  727    $ 1,735     $ 3,661     $ 3,321)

                                                               GHG (PREDECESSOR)                             LTG
                                                --------------------------------------------      -------------------------
                                                                 DECEMBER 31,
                                                --------------------------------------------
                                                                                                 OCTOBER 31,      JANUARY 31,
                                                  1995        1996         1997        1998          1999            2000
                                                -------     -------      -------     -------      --------         --------

BALANCE SHEET DATA:
  Working capital (deficit) ..................  $(3,046)    $  (589)     $(1,902)    $(1,966)     $   (761)        $   (449)
  Total assets ...............................   26,119      28,686       28,655      26,950        46,335           42,764
  Long-term debt
    (excluding current maturities) ...........      --          --           --          --         33,436           33,569
  Total divisional equity/invested capital ...   21,576      26,299       24,833      23,434         1,213            1,347


                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following discussion and analysis should be read in conjunction with the financial statements and related notes thereto and "Selected Financial Data" and "Unaudited Condensed Pro Forma Consolidated Financial Information" included elsewhere in this prospectus. This prospectus contains forward-looking statements relating to future events and Leisure Travel Group's future financial performance. Actual results could be significantly different than those discussed in this prospectus. Factors that could cause or contribute to such differences include those set forth in the section entitled "Risk Factors," as well as those discussed elsewhere in this prospectus.

OVERVIEW AND STRUCTURE

      We have been established to become a leading international single-source provider of attractively priced, specialized holiday and leisure accommodations and world-wide packaged travel services. Our revenues are derived primarily from our five holiday resort hotels and from the sale of travel-related products and services, including airline tickets, hotel accommodations, and auto rentals. We intend to expand our business by acquiring additional resort hotels, travel agencies and tour operators located in England and other European countries. Upon completion of this offering we will also have a 49% equity interest in trrravel.com, Ltd., which owns and operates a consumer-direct, online travel Web site and a tour operating airline seat provider.

      Effective June 30, 1999, GHG purchased from a subsidiary of The Rank Group plc substantially all of the operating assets of five hotels formerly known as the Butlin's Provincial Hotels. Four of the hotels are located in seaside resort areas in Scarborough, Blackpool, Brighton and Margate, England and the fifth hotel is located in Llandudno, Wales. GHG is a private limited company organized under the laws of England and Wales, which is 85% owned by Cygnet Ventures Limited, a Guernsey (Channel Islands) corporation controlled by Kevin R. Leech, our Chairman of the Board and principal stockholder, and 15% owned by certain other members of our management team.

      In July 1999 and January 2000, LTGL, a private limited company organized under the laws of England and Wales, acquired Miss Ellie's World Travel Limited and Ilios Travel Limited, respectively. As a result, LTGL became a provider of European vacations to and from the United Kingdom as well as a provider of vacations to Florida (including Disney World) and to Canada, South Africa and other European destinations. LTGL is wholly owned by Red Kite Ventures Limited, a Jersey (Channel Islands) corporation controlled by Red Kite Trust, the beneficiary of which are members of the family of Kevin R. Leech.

      In January 2000, Independent Aviation Limited, a wholly-owned subsidiary of trrravel.com Limited, a private limited company organized under the laws of England and Wales, acquired from an unaffiliated third party certain assets comprising a tour operating airline seat provider business.

      In March 2000, the stockholders of GHG agreed to transfer 100% of the outstanding share capital of GHG to LTGL in exchange for the issuance of an aggregate of 94,468 ordinary shares of LTGL, and the stockholders of LTGL, including the holders of the additional 94,468 ordinary shares of LTGL, agreed to transfer to us 100% of the outstanding share capital of LTGL in exchange for the issuance of an aggregate of 4,640,000 shares of our common stock. The acquisition of GHG by LTGL and our acquisition of LTGL will be accounted for as combinations of entities under common control in a manner similar to a pooling of interests. Our acquisition of LTGL will be effected by means of a share exchange whereby each of LTGL's ordinary shares will be converted into approximately 39 shares of our common stock. In addition, Technology Finance, Inc., a corporation 50%-owned by Kevin R. Leech, has agreed to transfer its entire 49% equity interest in the outstanding share capital of trrravel.com Limited to Leisure Travel Group in exchange for the issuance of an aggregate of 220,000 shares of our common stock. All of these transfers are conditioned upon, among other things:

      o the completion of this offering and application of a portion of the net proceeds (together with additional mortgage financing) to retire all $16.8 million of indebtedness of GHG owed to The Rank Group plc or its subsidiaries; and

      o the capitalization of $1,667,000 of loans made to LTGL by a corporate affiliate of Kevin R. Leech.

OPERATING RESULTS AND REVENUE RECOGNITION

      For the year ended December 31, 1998, GHG derived income before income taxes of $4.5 million from net revenues of $32.4 million. For the pro forma twelve months ended October 31, 1999, GHG derived net income before taxes of $2.4 million from net revenues of $28.3 million.

      The revenues and net income of the GHG dropped significantly during the six months ended June 30, 1999 due to the fact that The Rank Group plc announced its intention in early 1998 to sell the Butlin's Provincial Hotels and close certain other Butlin's-branded assets comprised of popular priced vacation camps throughout England. The announced closure of the Butlin's vacation camps received extensive publicity throughout Great Britain. However, many potential consumers thought that the hotels were also being closed, which significantly reduced advanced bookings. Following its June 30, 1999 acquisition of the hotels, GHG immediately renamed and rebranded the five hotels. With over five years experience in operating a similar hotel property in England catering to the mature private market and coach or bus tour market, our highly experienced management team established a program to increase occupancy, including a publicity campaign designed to win back the thousands of couples and families who had been guests at the hotels, the upgrading and refurbishment of the hotels, and the improvement of service. As a result of these efforts, operating income (loss) increased from an operating loss of $1.1 million for the six months ended June 30, 1999 to an operating income of $2.0 million for the four months ended October 31, 1999. Revenues were $11.5 million and $10.5 million for the six months ended June 30, 1999 and the four months ended October 31, 1999, respectively. Since October 31, 1999 GHG management has:

      o implemented agreements with bus or coach tour operators to make advance purchases of beds, which is anticipated to provide approximately $3.2 million of revenues to our Grand Hotel Group in the fiscal year ending October 31, 2000;

      o raised room and accommodation occupancy charges by an average of 8% without a perceived fall-off in advance booking rates; and

      o commenced a program to offer more upscale entertainment for higher-priced special weekend holiday packages to attract a younger more affluent audience.

      As a result of these efforts, at February 14, 2000 our advance bookings represent approximately 44% of our target of approximately 651,000 sleeper nights for the remainder of fiscal 2000, or a targeted 78% occupancy rate.

      Net revenues from providing hotel accommodations are recognized when our guests check out after their designated vacation stay and make payment. Net revenues from providing travel services include commissions and markups on travel products and services, volume bonuses received from travel suppliers, cancellation fees and other ancillary fees such as travel insurance premiums. Such revenues are recognized upon the commencement of travel.

      Operating expenses at our holiday resort hotels include food, housekeeping, cost of personnel, hiring of entertainment, maintenance expenses, and sales and marketing expenses. Travel service expenses include travel agent commissions, salaries, telecommunications, advertising and other costs associated with the selling and processing of travel reservations, products and services. Commission payments to travel agents are typically based on a percentage of the price paid for the travel product or service, but in certain circumstances are fixed dollar amounts. Reservations agents are compensated either on an hourly basis, a commission basis or a combination of the two. Our telephone costs primarily relate to the cost of incoming calls on toll-free numbers. General and administrative expenses consist primarily of compensation and benefits to administrative and other non-sales personnel, fees for professional services, depreciation of equipment and other general office expenses.

      We may realize certain savings from our travel service and tour operators as a result of consolidating certain operating expenses such as telecommunications, advertising and promotional programs. Such savings cannot be quantified and accordingly have not been included in our pro forma financial information. Any such savings will be partially offset by the costs of being a publicly held company and the incremental increase in costs related to our new management structure.

      We derive a significant portion of our cash flow and pre-tax income from funds related to customer deposits and prepayments for vacation products and interest earned on such deposits. Generally, we require a deposit upon booking hotel or travel reservation. Reservations with our Travel Group are typically made one to three months prior to departure, and reservations at the hotels operated by our Grand Hotel Group are typically made one week to four months prior to occupancy. Additionally, for packaged tours, we generally require that the entire cost of the vacation be paid in full 30 days before departure, unless reservations are made closer to departure, in which case we require that the entire cost be paid upon booking. While the terms vary, we generally pay for the vacation components after the customer's departure. In the period between receipt of a deposit or prepayment and the payment of related expenses, these funds are invested in cash and investment-grade securities. This cycle is typical in the packaged tour industry and earnings generated on deposits and prepayments are integral to our operating model and pricing strategies.

TERMS OF OUR ACQUISITIONS

      Effective June 30, 1999, GHG purchased from Rank Holidays Division Limited, a subsidiary of The Rank Group plc, substantially all of the operating assets relating to five hotels formerly known as the Butlin's Provincial Hotels, including the physical properties, equipment, concessions, inventory, cash reserves, customer lists, records and goodwill. Following the acquisition, GHG renamed the hotels The Grand Ocean Hotel, Brighton, The Grand Hotel, Scarborough, The Grand Hotel, Margate, The Grand Metropole Hotel, Blackpool and The Grand Hotel, Llandudno. GHG is a private limited company organized under the laws of England and Wales that is 85% owned by Cygnet Ventures Limited, a Guernsey (Channel Islands) corporation controlled by Kevin R. Leech, our Chairman of the Board and principal stockholder, and 15% owned by certain other members of our management team. In consideration for the sale of such assets, GHG paid a subsidiary of The Rank Group plc $30.7 million, of which $13.9 million was paid in cash and the balance of $16.8 million was paid by GHG's issuance of a non-interest-bearing promissory note due 2002. The GHG note was secured by an irrevocable letter of credit issued by Citibank, N.A. in favor of Butlin's Limited 3 a subsidiary of The Rank Group plc. The issuance of the letter of credit was obtained through the personal guaranty of Mr. Leech. GHG financed its cash payment of the purchase price through loans obtained from Arab Bank plc and Irish Nationwide Building Society secured by charges granted by GHG, including mortgages on the purchased hotels. See "Certain Transactions."

      In July 1999, LTGL acquired all of the issued and outstanding share capital of Miss Ellie's World Travel Limited, a private limited company organized under the laws of England and Wales. In exchange for such share capital, LTGL paid an aggregate of (pound)1,030,000 (approximately $1,667,000) to the former stockholders of Miss Ellie's World Travel Limited. LTGL funded the acquisition through a loan from Red Kite Ventures Limited, an investment company beneficially owned by Red Kite Trust, the beneficiary of which are members of the family of Kevin R. Leech, our Chairman of the Board and principal stockholder. The terms of the acquisition provided for certain "earnout" provisions whereby, after our acquisition of LTGL upon completion of this offering, we may be required to pay additional cash to the former stockholders of Miss Ellie's World Travel Limited equal to the pre-tax income of Miss Ellie's World Travel Limited earned for the twelve month period from April 1999 through March 2000. We anticipate that these payments will be funded through our cash flows from operations. See "Certain Transactions."

      In January 2000, LTGL also acquired all of the issued and outstanding share capital of Ilios Travel Limited, a private limited company organized under the laws of England and Wales. In exchange for such share capital, LTGL paid an aggregate of (pound)325,000 (approximately $526,000) to the former stockholders of Ilios Travel Limited. As a result of this acquisition, LTGL expanded its travel-related services and increased its market position and cross-selling opportunities in other destinations throughout Europe. LTGL also funded this acquisition through a loan from Red Kite Ventures Limited. See "Certain Transactions."

      In January 2000, Independent Aviation Limited, a wholly-owned subsidiary of trrravel.com Limited, a private limited company organized under the laws of England and Wales, acquired from an unaffiliated third party certain assets comprising a tour operator airline seat provider business. The purchase price was (pound)200,000 (approximately $324,000). trrravel.com Limited was a wholly-owned subsidiary of ci4net.com, Inc., a Delaware corporation whose common stock is publicly-traded on the OTC Bulletin Board. A corporation controlled by Kevin R. Leech is the principal stockholder of ci4net.com, Inc.

PRO FORMA RESULTS OF OPERATIONS

      The following table sets forth certain pro forma operating data of Leisure Travel Group expressed as a percentage of net revenues.


                                                                               TWELVE MONTHS ENDED      THREE MONTHS ENDED
                                                                                OCTOBER 31, 1999         JANUARY 31, 2000
                                                                               -------------------      ------------------
              Total revenues ...................................................      100.0%                      100.0%
              Operating costs and expenses .....................................       92.8%                       96.8%
                                                                                      -----                       -----
                  Gross profit .................................................        7.2%                        3.2%
              Other expense ....................................................       (2.4)%                      (2.4)%
                                                                                      -----                       -----
                  Income before income taxes ...................................        4.8%                        0.8%
              Income taxes .....................................................        1.9%                        0.6%
                                                                                      -----                       -----
                  Net income ...................................................        2.9%                        0.2%
                                                                                      =====                       =====



LTG RESULTS OF OPERATIONS

      The following table sets forth certain operating data of LTG expressed as a percentage of net revenues for the periods indicated.


                                                                                             PERIOD            THREE MONTHS
                                                                                              ENDED                ENDED
                                                                                           OCTOBER 31,          JANUARY 31,
                                                                                              1999                 2000
                                                                                           -----------          -----------
              Total revenues ...................................................             100.0%               100.0%
              Operating costs and expenses .....................................              87.5%                95.8%
                                                                                             -----                -----
                  Operating profit .............................................              12.5%                 4.2%
              Other expense ....................................................              (2.5%)               (2.4%)
                                                                                             -----                -----
                  Income before income taxes ...................................              10.0%                 1.8%
              Income taxes .....................................................               3.0%                 0.6%
                                                                                             -----                -----
                  Net income ...................................................               7.0%                 1.2%
                                                                                             =====                =====



GHG HISTORICAL RESULTS OF OPERATIONS

      The following table sets forth certain operating data of GHG expressed as a percentage of net revenues for the periods indicated.


                                                                                                           THREE          SIX
                                                                                                          MONTHS         MONTHS
                                                                                                           ENDED          ENDED
                                                                      YEAR ENDED DECEMBER 31,            JANUARY 31,     JUNE 30,
                                                                  ------------------------------         -----------     --------
                                                                   1996        1997         1998           1999           1999
                                                                  -----       -----        -----           -----          -----
Total revenues ................................................   100.0%      100.0%       100.0%          100.0%         100.0%
Operating cost and expenses ...................................    85.4%       85.8%        86.0%           89.7%         109.6%
                                                                  -----       -----        -----           -----          -----
    Operating profit (loss) ...................................    14.6%       14.2%        14.0%           10.3%          (9.6)%
Other income (expense) ........................................     --          --           --              --            --
                                                                  -----       -----        -----           -----          -----
    Income (loss) before income taxes .........................    14.6%       14.2%        14.0%           10.3%          (9.6)%
Provision for income taxes ....................................     6.3%        6.0%         5.7%            4.2%          --
                                                                  -----       -----        -----           -----          -----
    Net income (loss) .........................................     8.3%        8.2%         8.3%            6.3%          (9.6)%
                                                                  =====       =====        =====           =====          =====

THREE MONTHS ENDED JANUARY 31, 2000 COMPARED TO THREE MONTHS ENDED JANUARY 31, 1999

   Net Revenues

      Consolidated revenues for the three months ended January 31, 2000 were $11,177 million, which was an increase of $3,571 million or 47% from revenues of $7,607 million. The increase is due to revenues from Leisure Travel Group Limited which acquired Miss Ellie's World Travel Limited on July 1, 1999, therefore, the balances for the three months ended January 31, 1999 do not reflect the financial results of Miss Ellie's World Travel Limited.

      Revenues from Grand Hotel Group Limited to January 31, 2000 incorporated in the consolidated revenue figures reflect a decrease in revenues of $0.424 million due to a reduction of supply rooms caused by the refurbishment programme.

      Revenues consist of accommodation lettings and retail sales which, for the period ended January 31, 2000 showed a decrease of 3% due to reduction in the supply of rooms caused by the refurbishment programme, which was partially offset by higher average tariff rates of 7%.

   Direct cost of revenues

      The direct cost of revenues consists of food, entertainment, housekeeping, restaurant and kitchen expenses and sales and marketing expenses which showed an increase of 7.5% on the same period last year. The additional costs incurred relate primarily to sales and marketing expenditure to support the new branding of the product for the summer season 2000.

   Staff costs

      Staff costs include accommodation, catering, bars, shops etc. which were $2.14 million compared to $2.05 million.

   General and administrative

      General and administrative expenses consist of all other expenses such as repairs, maintenance, clerical, computer and other related costs. These expenses were $0.87 million compared to $0.88 million.

YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997

   Net Revenues

      Revenues consist of accommodation lettings and retail sales (which include bar, catering and shops). Revenues for 1998 were $32.4 million, which was a decrease of $1.4 million, or 4.1%, from revenues of $33.8 million in 1997. There was a reduction in volume between the 1998 and 1997 years due to a reduction in the numbers of families with children staying at three of the hotels. However, the average letting income per booking rose 4%, which meant that the decrease in letting accommodation revenue was $0.5 million. Consequently, there was additional reduction in the other source of income of $0.5 million.

      The accommodation letting income proportion of the total revenue rose from 73% to 74% in 1997 and 1998 respectively, with a consequent reduction in the other revenue from 27% to 26%.

   Direct cost of revenues

      Direct cost of revenues consist of food, entertainment, housekeeping, restaurant and kitchen expenses and sales and marketing expenses. Direct cost of revenues for 1998 was $7.6 million, which was a decrease of $0.5 million, or 6.2%, from direct cost of revenues of $8.1 million in 1997. This decrease was a result of lower sales revenues during the period. Net margins rose slightly from 76.2% in 1997 to 76.6% in 1998.

   Staff costs

      Staff costs are all personnel costs incurred to run the operations of the hotels which include accommodations, catering, bars, shops, etc. Staff costs do not include corporate management payroll. Staff costs for 1998 were $8.8 million, which was a decrease of $0.4 million, or 4.3%, from staff costs of $9.2 million in 1997.

   General and administrative

      General and administrative expenses consist of all other expenses such as repairs, maintenance, clerical, computer and other related expenses. General and administrative expenses for 1998 and 1997 was $6.6 million.

   Corporate allocation/Sales and marketing

      Corporate allocation charges are costs incurred by the previous parent company of GHG. These costs typically consist of advertising, corporate management wages and general corporate overhead. Such costs were charged back to GHG based on a percent of revenues of the five hotels compared to total revenue of Butlin's Limited, a subsidiary of the Rank Group plc.

      The company's previous parent charged sales and marketing costs at the corporate level. Such costs were recharged to GHG based on the size of the hotels compared to the total Butlin's Limited, a subsidiary of the Rank Group plc.


YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

   Net Revenues

      Revenues for 1997 increased $1.4 million, or 4.3%, from revenues of $32.4 million in 1996, the accommodation lettings increased from 72% in 1996 to 73% in 1997 of the total revenue despite there being a drop in the volume of guests visiting the hotels in 1997 (due to the start of a restructuring of the families with children market) this was offset by an increase in the average letting income generated from each booking.

      Other sales generated during the year remained the same as the previous year, despite a drop in volume.

   Direct cost of revenues

      Direct cost of revenues for 1997 decreased $0.2 million, or 2.5%, from direct cost of revenues of $7.9 million in 1996. This reflects the savings due to the reduction in volume. Margins on letting income remained the same in both years at 80% of total revenue. Margins from other sources of revenue also remain unchanged in 1997.

   Staff costs

      Staff costs for 1997 increased $0.6 million, or 7.0%, from staff costs of $8.6 million in 1996.

   General and administrative

      General and administrative expenses for 1997 and 1996 was $6.6 million.

LIQUIDITY AND CAPITAL RESOURCES

      Our hotel and travel businesses have historically financed their activities through cash provided by operations.

      We currently anticipate that the net proceeds from this offering, together with our current cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our presently anticipated working capital and capital expenditure requirements for at least the next twelve months. Following completion of this offering, we anticipate that we will spend approximately $2.6 million per annum in capital expenditures to refurbish and construct improvements to our five holiday resort hotels. In addition, our $16.2 million of mortgage indebtedness is currently amortized over a five year period and requires annual debt service payments of principal and interest of approximately $4.0 million. Following completion of this offering, we intend to reduce our annual debt service obligations by seeking to obtain long-term mortgage financing of between 10 and 15 years. However, there is no assurance that such long-term financing will be available on financially attractive terms, if at all. We may need to raise additional funds in order to support more rapid expansion, develop new or enhanced services, respond to competitive pressures, acquire complementary business or technologies or take advantage of unanticipated opportunities. Please see "Risk Factors--We May Need More Money, Which May Not Be Available to us on Favorable Terms or at All" and "Use of Proceeds" for additional information.

      At October 31, 1999, we had an unaudited pro forma net working capital deficit of $0.5 million. We have historically operated with a net working capital deficit due to the fact that we have invested working capital


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

assets in operating expenses, investments and fixed assets. Our net working capital deficit has not historically negatively affected our ability to operate or meet our obligations as they come due. After the net proceeds of this offering, we expect to have net working capital of $17.2 million.

      Cash provided by operating activities was $3.7 million and $1.7 million for the period ended October 31, 1999 and the six months ended June 30, 1999, respectively. Such amounts primarily reflect net income/loss, net of depreciation expense, resulting from revenues from our hotel operations and increases for the respective periods in the balance of guest deposits. Cash provided by operating activities was $4.7 million for the year ended December 31, 1998, as compared to $6.2 million for the year ended December 31, 1997. The decrease in cash provided by operating activities was primarily the result of a decrease in the net income, net of depreciation expense, and a decrease in cash provided by changes in guest deposits and accounts payable, partially offset by the increase in cash provided by the change in prepaid expenses and other current assets.

      Cash used in investing activities was $30.6 million for the four months ended October 31, 1999, which represented the purchase of our hotels from a subsidiary of The Rank Group plc. Cash used in investing activities were $50,000, $400,000 and $3.1 million for the six months ended June 30, 1999, and the years ended December 31, 1998 and 1997, respectively. These amounts relate to the acquisition of equipment and fixtures during the respective periods.

      Cash provided by financing activities was $32.5 million for the four months ended October 31, 1999, which primarily related to proceeds from the issuance of debt utilized to purchase the hotels and financing operations. Cash used in financing activities was $1.7 million, $4.3 million and $3.1 million for the six months ended June 30, 1999, and the years ended December 31, 1998 and 1997, respectively. These amounts relate to the net change in intercompany funding from the parent company to GHG (Predecessor) during the respective periods. Net cash provided by operating activities ($3.3 million) for the 3 months ended January 31, 2000 reflects negative working capital due to decrease in guest deposits and certain capital expenditure payments relating to the initial phase of the hotel refurbishment program.

SEASONALITY AND QUARTERLY FINANCIAL INFORMATION

      Seasonality in the vacation resort and travel industry is likely to cause quarterly fluctuations in our operating results which may adversely affect our stock price. In both our hotel and travel businesses, our revenues typically increase during the spring and summer months and are slightly lower during the fall and winter months. In addition, our seasonal business has been adversely affected in the past and could be affected in the future by climactic conditions, such as a wet or rainy summer season which frequently occurs in the United Kingdom. As our business continues to expand beyond the United Kingdom, seasonal fluctuations will affect us in different ways. If seasonality in our business causes quarterly fluctuations in our revenues and operating profits which are unusually severe or unexpected, there could be a material adverse effect on our business and stock price.

      In addition, our earnings may be impacted by the timing of the completion of the acquisition of future resort hotels and the potential impact of weather or other naturals disasters at our resort locations. The combination of the possible delay in generating revenue after the acquisition of additional resort hotels, and the expenses associated with start-up unit or room-rental operations, interest expense, amortization and depreciation expenses from such acquisitions may materially adversely impact our earnings.

MARKET RISKS

      We currently have no significant floating rate indebtedness, hold no derivative instruments and do not earn income denominated in foreign currencies. Accordingly, changes in interest rates do not generally have a direct effect on our financial position. However, to the extent that changes in interest rates and currency exchange rates affect general economic conditions, we would be affected by such changes. All of our revenue is recognized in pounds sterling and almost all of our revenue is from customers in the United Kingdom. Therefore, we do not believe we have any significant direct foreign currency exchange risk and do not hedge against foreign currency exchange rate changes.

YEAR 2000 DISCLOSURE

      Prior to January 1, 2000, there was a great deal of concern regarding the ability of computers to adequately recognize 21st century dates from 20th century dates due to the two-digit date fields used by many systems. Most


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


reports to date, however, are that computer systems are functioning normally and the compliance and remediation work accomplished during the years leading up to 2000 was effective to prevent any problems. As of the date of this prospectus, we have not experienced any such computer difficulty; however, computer experts have warned that there may still be residual consequences of the change in centuries and any such difficulties may, depending upon their pervasiveness and severity, have a material adverse effect on our business, financial condition and results of operations. Any of the following could have a material adverse effect on our business, financial condition and results of operations:

      o a failure of any third party with whom we do business to adequately address their year 2000 issues;

      o the failure of any contingency plans developed to protect our business and operations from year 2000-related interruptions; and

EFFECTS OF THE EURO

      Under the Treaty on European Economic and Monetary Union, as of January 1, 1999, the euro was introduced as a common currency among the 11 members of the European Union that are participating in this phase of Economic and Monetary Union, commonly referred to as EMU. Although the individual currencies of these countries will continue to be used until 2002, their exchange rates with the euro are fixed. The euro may now be used for transactions that do not involve payment using physical notes and coins of the participating countries. These individual currencies are to be replaced with euro notes and coins (to be introduced on January 1, 2002) by June 30, 2002 when all countries participating in EMU are expected to operate with the euro as their exclusive common currency.

      The current government of the United Kingdom has stated that the United Kingdom will not participate in EMU and adopt the euro until after the next general election at the earliest. We are currently working on the assumption that the next general election will be in 2001 or 2002 and that the United Kingdom will enter EMU shortly thereafter following confirmation of the government's decision through a referendum.

      In the event that the United Kingdom adopts the euro, we would face a number of costs in altering our accounting-related systems for the new currency, although at present it is too early to estimate these costs. Adoption of the euro in the United Kingdom would also create greater transparency between prices offered to our customers in the United Kingdom and prices offered in other countries that participate in EMU. We do not believe that the adoption of the euro by eleven countries of the European Union will have an adverse impact on our liquidity or financial condition.

RECENT ACCOUNTING PRONOUNCEMENTS

      In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivatives and Hedging Activities," which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. The adoption of SFAS No. 133 is not expected to have an impact on our results of operations, financial position, or cash flows.


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


                                    BUSINESS

GENERAL

      We have been established to become a leading international single-source provider of attractively priced, specialized holiday and leisure accommodations and world-wide packaged travel services. Upon completion of this offering, we will acquire five unique and well-known holiday resort hotels in the United Kingdom and two retail and group travel providers and tour operators that offer flexible, independent travel programs. In addition, we will acquire a 49% ownership interest in trrravel.com Limited, which operates a European on-line travel Web site offering complete vacation and travel packages direct to consumers, and also owns and operates a tour operating airline seat provider. Through consolidation of these and other vacation and travel-related businesses, we believe that we are able to offer both vacationers and travel agents and tour operators a single source of competitively priced products and services within and across multiple holiday and leisure travel segments. We intend to expand our business by acquiring additional vacation and leisure travel businesses, including resort hotels, travel providers and tour operators, and utilizing a consumer-direct, online travel Web site.

      On an unaudited pro forma basis, we derived consolidated net income before taxes of $2.3 million from consolidated net revenues of $47.4 million for the twelve months ended October 31, 1999.

      We own and operate under the name "Grand Hotels" five holiday resort hotels situated near major seaside resorts in England and Wales, which offer attractively priced vacation accommodations, including food and entertainment, for weekend and lengthier stays. The hotels have a total of 1,274 available rooms and achieved approximately 80% room occupancy in the two-year period ended December 31, 1998. Following our acquisition of the hotels in June 1999, the re-branding of its name and image and modernization of certain operating policies by our highly experienced management team, both hotel revenues and profits improved substantially during the seven months ended January 31, 2000. In addition, we recently secured new agreements with United Kingdom tour coach operators for the advance purchase of beds, which we anticipate will provide approximately $3.2 million of annual revenues, increased our room and accommodation rates by an average of 8%, and secured advance bookings at February 14, 2000 that represent approximately 44% of our target of 651,000 sleeper nights for the remainder of our fiscal year ending October 31, 2000, or a 78% occupancy rate.

      We offer competitively-priced travel-related services and accommodations in a variety of holiday destinations in Europe, North America and South Africa. Located in 8 offices in and around Manchester and Horsham, England, our retail and group travel and tour operating businesses have over 15 years of experience in providing packaged tours primarily to holiday resorts located throughout Europe direct to the public and through other tour operators. We also offer special interest tours to major European sporting events, including horse racing tours throughout the United Kingdom and Europe, and trips for supporters of the Manchester United Football Club. We offer a wide range of private accommodations in a variety of holiday destinations in southern Europe, such as private country homes and villas with swimming pools in Tuscany, Sardinia and other regions of Italy, Andalucian haciendas with exquisite views in Spain and traditional Ottoman-style houses in Turkey. We achieve competitive pricing and access to inventory through negotiated arrangements with major airlines, including Singapore Airlines, British Airways, Alitalia and Iberia, and auto rental and insurance companies.

      Our tour operating airline seat provider purchases blocks of airline seats from airlines and other travel and tour operators for resale and also acts as an agent in brokering such seats on a commission basis.

      The core of the distribution program for our travel services is a consumer-direct online travel site that provides travelers with immediate access both to our proprietary booking system and to detailed hotel information and destination guides. Our www.trrravel.com Web site is able to compare travel options, rates and availability, and book and purchase a wide variety of travel services, including our independently tailored vacation programs and group packages, seven days a week. Our Internet available vacation and holiday packages include airfare, hotel and related accommodations, car rental and other items. We believe that by being able to directly offer travel services to consumers via the Internet, we will realize savings in operating expenses that will enable us to maintain better gross margins than many travel agencies or other travel groups that rely primarily on retail travel agencies for distribution.



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


INDUSTRY BACKGROUND

   RESORT VACATION HOTELS IN THE UNITED KINGDOM

      Similar to specialized holiday hotel packages offered in the United States by well-known resorts, such as The Greenbrier, in West Virginia and The Concord Hotel in the Catskills Region of New York State, in England and Wales the Grand Hotels provide a unique vacation experience which set them apart from customary business and commercial hotels or expensive holiday resorts in Europe and the United States which offer "a la carte" accommodations.

      Our Grand Hotels offer a complete fixed price vacation package experience, including lodging, food and entertainment at each of its five hotels. We cater primarily to adults, ages fifty and up, who seek short and three- and four-day "getaway" vacation packages. Except for the Burstin Hotel, located in Folkestone, England, we know of no other comparable popular price holiday resort hotels in England or Wales. We believe that the increase in the age 55 plus population group coupled with greater disposable personal income for this demographic segment in the United Kingdom will continue to fuel demand and repeat business for modestly priced accommodations that also provide entertainment and plentiful food. Our strategy is to expand our customer base by greater access to the bus or coach tour operator vacation package market, and by offering higher priced and more sophisticated entertainment on selected weekends to attract a younger, more affluent audience willing to pay higher prices for accommodations and entertainment.

      The following table sets forth the approximate number of tourists who, according to the British Tourist Authority, annually visit the resort areas in which our Grand Hotels are located:


                                    DAY            OVERNIGHT
                                  VISITORS          VISITORS          TOTAL
                                  --------         ----------         -----
                                                   (MILLIONS)

       Brighton ...............      3.5               1.8              5.3
       Blackpool ..............      6.9              14.2             21.1
       Margate ................      1.5               0.6              2.1
       Scarborough ............      3.5               1.1              4.6
       Llandudno ..............      4.1               0.2              4.3
                                    ----              ----             ----
           Total ..............     19.5              17.9             37.4
                                    ====              ====             ====

   THE TRAVEL SERVICE INDUSTRY

      Travel and tourism represents one of the largest consumer markets and one of the fastest growing industries in the United Kingdom. The British Tourist Authority estimates that in 1998, travel expenditures by overseas visitors in the United Kingdom totaled approximately $20.5 billion, and that by the year 2003, overseas visitors will spend approximately $29.0 billion a year in the United Kingdom, 44% more than 1998. The British Tourist Authority also estimates that in 1998, travel expenditures by residents of the United Kingdom in the United Kingdom totaled approximately $22.6 billion which, when combined with expenditures by overseas visitors, totaled approximately $43.0 billion in 1998. Of the $43.2 billion spent in 1998 on travel in the United Kingdom, approximately $15.0 billion was spent on accommodations, approximately $5.6 billion was spent in travel within the United Kingdom, and approximately $1.8 billion was spent on travel-related services. The European Travel Commission estimates that travel agencies alone generated approximately $126 billion in total sales in 1998.

      The distribution channels for leisure travel are highly fragmented. Travel service suppliers, such as hotels, airlines and rental car companies, sell travel services directly to consumers and indirectly through retail travel agencies and travel wholesalers. The principal distribution channels for leisure travel services to consumers include:

      o DIRECT SALES. Travel service suppliers typically sell their services directly to consumers through call centers and, more recently, through their own Web sites. These suppliers generally offer only their own services, or offer their services in conjunction with partners from other areas of the travel industry, such as in hotel/airfare packages. Bookings are generally made at retail, or "published," rates that suppliers have difficulty deviating from due to competitive constraints.


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


      o RETAIL TRAVEL AGENCIES. Retail travel agencies offer consumers travel services at published rates and fares through global distribution services, as well as discount, or "non-published," fares through travel wholesalers. Retail travel agencies receive commissions and incentives on gross bookings that typically average 5-10%. As travel service suppliers have increasingly sought to cut costs and drive more traffic through their own booking channels in recent years, retail travel agencies have experienced shrinking or capped commissions and increased competition from travel service suppliers selling directly to consumers.

      o TRAVEL WHOLESALERS. Travel wholesalers purchase hotel, airline and car rental capacity directly from travel service suppliers at discounts substantially in excess of commissions paid on published rates, and generally resell this capacity individually or in packages through travel agencies.

      o TELETEXT SALES. Teletext is a data system presented through televisions for home viewing. It provides a full range of information services covering news, financial and classified sales. Travel information and last minute vacation specials are offered with destination dates and pricing information included. Viewers may book their travel plans directly by phone or fax.

   ONLINE TRAVEL MARKETING

      The Internet has emerged as a global medium for communication, content delivery and electronic commerce, and Internet use continues to increase rapidly. International Data Corporation, estimates that the number of users worldwide with access to the Internet will increase to 320 million in 2002 from 100 million in 1998, representing a compound annual growth rate of approximately 34%. As consumers have become increasingly adept at using the Internet for evaluating and purchasing a wide variety of goods, the dollar volume of online commerce transactions has risen dramatically. International Data Corporation estimates that the volume of goods and services purchased over the Internet will increase to $400 billion in 2002 from $32 billion in 1998, representing a compound annual growth rate in excess of 88%.

      The growth of travel sales through the Internet has created another channel for travel service providers to sell products and services to travelers. Online sales of travel services have expanded dramatically in recent years due to the substantial benefits of e-commerce to both travel service providers and consumers. By moving their travel services online, travel service suppliers, retail travel agencies and travel wholesalers can reach a global customer base from a central location. According to Forrester Research, online travel bookings are expected to grow to $29.5 billion in 2003 from $3.1 billion in 1998, representing a compound annual growth rate of 57%.

      A number of approaches have emerged to address the online travel market, including:

      o ONLINE TRAVEL RESERVATION SERVICES. Online travel reservation services generally have adopted the retail travel agency model and sell published rates and fares quoted through global distribution systems on a commission basis. Because global distribution services are not configured for simultaneous display of multiple hotel options or hotel/air packages, comparison shopping for these travel services can be time consuming. A small number of these online travel reservation services also resell travel packages provided by wholesalers.

      o DIRECT ONLINE SALES BY SUPPLIERS. Airlines, hotels and car rental companies have begun offering their services online through their own Web sites. These Web sites frequently access only published rates for the hosts, or their partners' travel services, thereby limiting consumer choice and prohibiting convenient comparison shopping.

      o ONLINE TRAVEL WHOLESALERS. A small number of travel wholesalers have begun offering consumer-direct wholesale travel services online. These providers typically focus almost exclusively on a single service, primarily air travel, and lack the strategic relationships needed to effectively service leisure travel to destination markets.

      In addition, many online travel service providers require consumers to register by providing personal information prior to searching for travel options. These registration requirements often make these Web sites cumbersome to use and may give rise to security concerns.

      As the online travel services industry continues to evolve and mature, we believe consumers will increasingly demand an easy-to-use Web site that provides a broad range of travel services, including


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


transportation, accommodations, activities and travel-related content and the ability to comparison shop for preferred suppliers, price levels, destinations and packages. To offer consumers maximum value and competitive prices, the Web site must have access to wholesale travel pricing in addition to published rates and fares through a global distribution service. In addition, we believe travel service suppliers will seek online distribution partners that combine extensive wholesale travel experience and aggressive online marketing to provide an effective distribution channel. This will, in turn, help minimize excess capacity and respond quickly to distressed inventory, while also allowing suppliers to maintain published rates and fares avoid fare wars.

OUR OPERATING STRATEGY

      Our objective is to become a leading international single-source provider of attractively priced, specialized holiday and leisure accommodations and world-wide package travel services. To accomplish this objective, we will pursue an operating strategy that includes the following elements:

      o INCREASING REVENUES, PROFITABILITY AND OCCUPANCY RATES AT OUR HOLIDAY RESORT HOTELS. We have adopted a comprehensive strategy designed to increase occupancy and revenues and improve profitability at our holiday resort hotels. This includes:

      o Establishment of a marketing program designed to expand our core short-break holiday entertainment package for larger groups during the lower holiday occupancy periods, generally between January and March, as well as offering more sophisticated entertainment to attract a younger, more affluent audience to special weekend packages which we will offer at higher rates.

      o Renovation of our hotels based on strategic plans designed to address the opportunities presented by each hotel and the hotel's particular market. Renovations will include enhancing lobbies, restaurants and public areas, and upgrading guest rooms. We believe that these renovations will enable us to increase both occupancy and average room tariff rates and generate attractive returns on our investment.

      o Increasing our percentage revenues derived from advance bookings of beds made by bus and coach tour operators. We have recently entered into agreements with National Holidays Limited, Caledonian Travel Limited, and others among England's leading coach vacation package tour operators, to furnish us with approximately 115,000 sleeper nights through our fiscal year ending October 31, 2000. Based on the historical cancellation rate, we have accepted bookings for approximately 75% of the beds we seek to sell to coach tour operators. We anticipate that revenues in fiscal 2000 from coach operator sales will represent an incremental increase of $3.2 million over our traditional revenues from direct customer bookings.

      o A general price increase, as we believed at the time of our acquisition that the market was prepared to accept an adjustment to the traditional rates charged by The Butlin's Provincial Hotels. In January 2000, we implemented an average accommodation rate increase of 8%. As at February 14, 2000, we had achieved advanced bookings for approximately 286,444 sleeper nights for the balance of our 2000 fiscal year, or approximately 44% of our target goal in fiscal 2000 of a 78% occupancy rate.

      o PROVIDING VALUE-ADDED VACATION PRODUCTS AND SERVICES. We intend to increase value for consumers by offering a complete world-wide travel planning solution, including hotel accommodations, air travel, and rental cars and other travel related products and services, while attempting to offer the lowest possible prices. We believe a strategy based on packaging the products and services of a wide range of well-known travel suppliers at competitive prices will result in sales growth from both new customers and repeat buyers. We also believe that, because of our reputation and expertise in certain selected destination markets, we can o generally provide better prices and inventory availability than can be obtained by an individual travel agency or traveler;

      o enhance and simplify access to travel information across multiple destinations; and

      o assemble vacation travel components into convenient packages for ease of planning and booking, all of which result in the creation of value-added packaged vacation products and services.

           We intend to implement comprehensive quality assurance monitoring programs to ensure that the products and services packaged together will meet traveler expectations.

      o ESTABLISHING NATIONAL BRAND NAME RECOGNITION. Using the www.trrravel.com Web site as a marketing tool, our strategy is to promote, advertise and increase the value and visibility of our brand in the travel service and holiday resort hotel industries through high quality service, active marketing and promotional programs. These programs would include advertising on leading Web sites and other media and conducting an ongoing public relations campaign and developing business alliances and partnerships. We also plan to increase awareness of our brand by entering into additional online marketing relationships with advertising representatives, content providers, Internet service providers and portals. We believe offering expertise and competitive pricing through common brands across multiple destinations will provide greater confidence to travelers in making their vacation choices and engender consumer loyalty and a pattern of repeat business. We also will seek opportunities to market our products and services through travel suppliers and other companies that have established private label brand names.

      o LEVERAGING STRENGTH IN SELECTED TRAVEL DESTINATIONS Our plan is to achieve a leading position in several high-volume, high-margin vacation destinations. We believe we currently have a leading position in the market for vacations in the United Kingdom and to certain European holiday resorts, including Malaga, located in Costa del Sol, Spain and Tenerife, located in the Canary Islands off the Northwest coast of Africa, and a significant presence in the markets for packaged vacations to Canada, South Africa and Orlando, Florida. By leveraging this current expertise and through selective acquisitions of other travel specialists and tour operators, we intend to increase our market position and cross-selling opportunities to achieve a leading market presence in other destinations throughout Europe, including Spain, Italy and Turkey. We believe having scale and expertise in selected destinations gives us access to pricing and inventory that provides us with a significant competitive advantage.

      o IMPROVING OPERATING EFFICIENCIES. We intend to reduce our operating expenses by: (1) capitalizing on enhanced purchasing efficiencies resulting from combining operations such as telecommunications systems and brochure production and distribution; (2) implementing best practices in our management and business systems, particularly through the use of our Web site, which we believe will produce cost savings as travel agents and individual travelers use our site to purchase our products and services; (3) enhancing marketing relationships with travel suppliers and other related parties; and
            (4) utilizing outsource providers where appropriate. We believe successful implementation of these strategies will enable our operational management to devote more time to sales, service and customer satisfaction.

      o IMPLEMENTING INTEGRATED INFORMATION SYSTEMS. We believe integrating information systems will improve our ability to offer travelers value-added vacation products and services and to leverage maintenance and development costs across a broader customer base. In addition, integrated systems will facilitate the use of common operating platforms, and reduce the cost and time requirements of developing external interfaces such as interfaces to global distribution systems and supplier systems, and accelerate the integration of subsequent acquisitions.

      o INVESTING IN LEADING TECHNOLOGY. We intend to invest in the implementation of technology-driven enhancements to the trrravel.com Web site and transaction-processing systems. In addition, we intend to develop tighter integration with the booking systems of our travel suppliers to ensure that our customers are exposed to special promotional discounts as soon as these discounts are initiated to help suppliers optimize their yields.

OUR GROWTH STRATEGY

      To complement our operating strategy, we have developed a multi-faceted growth strategy comprised of the following elements:

      o ACQUIRE AND IMPROVE ADDITIONAL UNDERPERFORMING RESORT HOTELS. Using our existing five hotels as a base, we plan to capitalize on our management expertise by continuing to acquire underperforming hotels and implementing operational initiatives to achieve revenue growth and margin improvements.

            We plan to investigate the possibility of acquiring three-star and better holiday resort hotels having at least 300 rooms in such coastal vacation spots as Costa del Sol and Costa Brava in Spain as well as in other southern European resort areas. We will invest significant capital to renovate newly acquired hotels and, in certain instances, we plan to re-brand hotels to highlight property improvements to the marketplace and to improve average room tariff rates and market share. We believe that our total cost to acquire and renovate hotels will be significantly less than the cost to construct new hotels with similar facilities. We expect that our relationships throughout the industry and our in-house development capabilities will provide us with a competitive advantage in identifying, evaluating, acquiring, redeveloping and managing hotels that meet our criteria.


      o CONSUMMATING STRATEGIC ACQUISITIONS OF OTHER TRAVEL SERVICE PROVIDERS. We believe the travel service industry is fragmented and there are significant opportunities to make selective acquisitions of travel service providers in the United Kingdom and throughout Europe. We generally will seek to acquire companies that:

            o     have desirable destination concentrations;

            o     have demonstrated growth and profitability;

            o     have an emphasis on customer service;

            o     have an experienced management team; and

            o are likely to add some other strategic value (such as a relationship with a particular travel supplier).

      We believe our ability to consummate acquisitions will be enhanced by our historical performance, the experience and reputation of our management team, our ability to offer liquidity to the owners of acquired companies through the receipt of our securities or cash, our leading presence in certain high-volume, higher-margin travel destinations and the growth opportunities available through cross-selling within our markets.


      o ENHANCING DISTRIBUTION CHANNELS. We plan to capitalize on the opportunities presented by the direct selling of vacation products and services to consumers online while still supporting and leveraging our strong relationships with other independent retail travel agents who are significantly smaller than the major agencies and tour operators such as Air Tours and Thomsons. We intend to encourage these smaller independent agencies, who currently compete with us in the United Kingdom, to become an active participant on the www.trrravel.com Web site. Through the use of the Internet and as a result of relationships with Internet portals and Internet service providers, we believe we will penetrate a significant portion of the vacation travel market that currently books directly with travel suppliers. We believe our value-added vacation products and services will allow us to compete effectively with travel suppliers by:

            o generally providing better prices and inventory availability than can be obtained by an individual travel agency or traveler;

            o enhancing and simplifying access to travel information across multiple destinations; and o assembling vacation travel components into convenient packages for ease of planning and booking.

OUR PRODUCTS AND SERVICES

   OUR GRAND HOTELS

      Our five holiday hotels accommodated over 180,000 guests in its 1,274 room in 1998. Our package rates are based on both four night and three night stays. The five hotels are located in Blackpool, Scarborough, Brighton and Margate, all seaside resorts located in England, and Llandudno, a seaside resort located in Wales. The average cost per person per night, including accommodations, breakfast and evening meal is approximately (pound)20.00, or approximately $32.00. The Brighton, Llandudno and Margate hotels cater to family holidays with children's entertainment and play areas, whereas the Blackpool and Scarborough facilities are limited to adults only.

      The principal difference between our resort hotels and other hotels in the United Kingdom is the inclusion of a food and entertainment package, which is perceived by their guests as a complete holiday product. This has produced significant repeat business with approximately 35% of all guests having visited at least one Grand Hotel in the previous four years. Part of our growth strategy is to expand our core short-break holiday entertainment package for larger groups during the lower holiday occupancy periods, generally between January and March. We also intend to offer special "up-market" weekend packages to the younger consumer at higher prices. Due to our high profile in England, we believe that we can effectively draw upon our core "holiday break" entertainment package catering to groups and to private guests, both with an older and mid to down-market profile as well as a younger, more affluent profile. To do this we intend to utilize commercial radio, the national press and the Internet. In addition we will target group repeat and new business by means of:


      o     one to one sales contact;

      o     personalized direct mail submissions to organizations;

      o     brand presence advertising on radio and the trade press;

      o     familiarization weekends for tour operators;

      o     hospitality invitations to trade press editors;

      o     joint promotions with third parties; and

      o     exhibitions and conferences.

      In addition, we will seek to renovate our hotels based on strategic plans designed to address the opportunities presented by each hotel and the hotel's particular market. Renovations will include enhancing lobbies, restaurants and public areas, and upgrading guest rooms. We believe that these renovations will enable us to increase both occupancy and average room tariff rates and generate attractive returns on our investment.

      The following table sets forth certain information, as of December 31, 1999, regarding each of our hotels, including its location, the date acquired, the number of existing rooms at the hotel, 1998 occupancy rates and the facilities offered.

                                                                                   NUMBER             1998
                                                    DATE              OF          OCCUPANCY        FACILITIES
        RESORT                   LOCATION         ACQUIRED           ROOMS          RATES            OFFERED
        ------                   --------         --------           -----        ---------        -----------
The Grand Ocean Hotel            Brighton       June 30, 1999         352           74.9%      food, entertainment and
                                                                                                 leisure facilities

The Grand Metropole Hotel        Blackpool      June 30, 1999         208           88.2%      food and  entertainment

The Grand Hotel                   Margate       June 30, 1999         267           74.2%      food and entertainment
                                                                                                 and leisure facilities

The Grand Hotel                 Scarborough     June 30, 1999         281           81.2%      food and entertainment

The Grand Hotel                  Llandudno      June 30, 1999         166           87.3%      food and entertainment

   OUR TRAVEL-RELATED SERVICES

      We will continue to focus on specific destinations in order to become a leading provider of value-added vacation products and services while at the same time providing travel suppliers with efficient and cost effective distribution of their services. We have expertise in and access to the products and services of a broad range of travel suppliers. Based on customer research, we design our products and services to offer travelers a wider choice than that of an individual supplier. We assemble travel products and services in bulk and combine them to create customized vacations for individual travelers. We create demand for our products through integrated marketing programs and handle all reservations, payment processing and supplier processing interfaces. We have developed the in-depth knowledge of these products and services that a retail travel agent, which acts as a broker or reseller of the entire spectrum of travel products and services, is unlikely to acquire.


      We provide private label vacation products and services for a variety of companies located in the United Kingdom, including Marks & Spencer's, British Telecom, Mercury Telecom, Greater Manchester Police and HSBC.

UNITED KINGDOM. We are a provider of vacations in the United Kingdom and have over 15 years of experience in the United Kingdom travel market. We have relationships with major airlines, such as Singapore Airlines, British Airways, Alitalia and Iberia, for air travel to, from and within the United Kingdom, which provide us with preferential access to prices that generally are better than published fares as well as marketing support. In addition, we utilize a staff of over 45 employees on location in the United Kingdom to provide destination management for our packaged vacations products and services. We believe our extensive experience and established reputation in this market as well as our airline relationships give us a competitive advantage over other providers of vacations to and from the United Kingdom. We believe the United Kingdom travel market will continue to present growth opportunities in the future and to represent a significant portion of our revenues.

     OTHER EUROPEAN VACATION DESTINATIONS. We specialize in packaged vacations for travelers from the United Kingdom to holiday resorts located throughout Europe. Tenerife, located in the Canary Islands off the coast of Northwest Africa, and Malaga, located in Costa del Sol, Spain, are our most popular European destinations to which we provide flight and packaged vacation services. We also provide packaged vacations to a variety of other holiday destinations in southern Europe, such as Italy and Turkey. We intend to increase our presence in these markets by cross-selling within our existing customer base, by leveraging our relationships with travel distributors in Europe to create demand for our brand name products and services and by leveraging our existing relationships with suppliers to obtain preferential pricing and access to capacity for European destinations.

     CANADA, SOUTH AFRICA AND ORLANDO, FLORIDA. We have an established presence in the markets for travel to Canada, South Africa and Orlando, Florida. We have over 15 years of experience in these markets and have established key strategic relationships, including as one of a limited number of designated providers for Disney World. We believe our extensive experience and established reputation in this market as well as our supplier relationships give us a competitive advantage over other providers of vacations to these destinations.


   OUR TRAVEL WEB SITE

     We intend to utilize a consumer-direct online travel site that will provide travelers immediate access both to our proprietary booking system and to detailed hotel information and destination guides. Visitors to the Web site at www.trrravel.com will be able to compare travel options, rates and availability, and book and purchase a wide variety of travel services, including our independently tailored vacation programs and group packages. Unlike many other travel Web sites, we will not require customers to pre-register or provide personal information prior to searching our database for travel options. Visitors simply type in their desired destination and itinerary, and the booking engine simultaneously displays a range of travel options, rates and availability for the visitor to compare. At any time, visitors can review detailed information about each of our destination markets, including in-depth hotel, shopping and dining information, local news and events and other travel planning information. We will provide customer support through our call center seven days a week to answer customer questions and assist in finding the best travel value for their needs. Customers can either complete travel purchases in a few easy steps online, or call our call center to purchase travel offline.

     Visitors to the www.trrravel.com Web site can choose to search for hotel, air or hotel/air packages. Once a visitor initiates a search, the trrravel.com booking engine searches to locate the best prices possible for the desired travel. To complete a purchase, customers select the hotel and/or airline of their choice and supply basic identification and credit card information. Once the order is submitted, the customer receives instant online confirmation that travel has been booked and a subsequent e-mail to verify the transaction. The www.trrravel.com Web site also provides its customers with the option to complete travel purchases quickly and efficiently through the call center maintained by us. Fulfillment is completed with e-tickets, whenever possible, or printed tickets sent to the customer by second day air.

     www.trrravel.com customers can view detailed information on hotel options and destination markets at any time while shopping for travel values, all without leaving the convenience of the Web site.


     o HOTEL CONTENT. In addition to rates and availability, we provide in-depth content on the hotels featured on our Web site, including pictures of properties and rooms, descriptions of amenities and locations, our own five star rating system and directions to the hotel. By selecting and featuring a limited number of hotels in the economy, mid-price and luxury price ranges in desirable areas of each market we serve, we assist our customers in finding the properties best suited to their individual preferences and budget constraints.


     o "LATE DEALS." The www.trrravel.com home and destination pages feature multiple "late deals" in cooperation with our strategic partners in each market we serve by offering cheaper than usual promotional discounts for a select number of hotels and hotel/air packages.

     o LOCAL EVENTS AND ATTRACTIONS. www.trrravel.com will offer extensive information on local events and attractions by providing access to local content providers in each of our destination markets.

     o GROUND TRANSPORTATION. www.trrravel.com will offer access to rental car reservations and other local transportation options, such as taxi, limousine and shuttle services.

     o MAPS. www.trrravel.com will provide customers access to detailed and accurate maps that pinpoint and provide directions to local attractions, businesses and other addresses requested by the customer.

     o WEATHER REPORTS. www.trrravel.com will provides access to current weather information for planning future travel.

     We will maintain a call center seven days a week, to assist customers in using the www.trrravel.com Web site. The call center will receive and processes orders for customers more comfortable with that medium, and assist customers in changing or canceling travel arrangements prior to the dates of travel.



OUR SALES AND MARKETING PROGRAM

     We engage in different marketing and advertising programs depending on the particular travel service and whether the customers are primarily travel agents or travelers.


     OUR GRAND HOTELS. We employ a systematic approach toward identifying and targeting segments of demand for each hotel in order to maximize market penetration. We market our hotels directly to travelers in numerous ways, principally through local newspaper and magazine advertisements highlighting toll-free numbers and special travel offers. In addition, we advertise on local radio and through direct mail utilizing a database guest roster obtained from The Rank Group plc. In many cases, the travel providers contribute to the cost of the advertising and marketing. To market directly to travel agents, we use dedicated sales personnel, direct mailings and fax distribution technology. Our sales teams are recruited locally and receive incentive-based compensation bonuses. All of our sales managers complete a highly developed sales training program.

     OUR TRAVEL BUSINESS. We pursue a fully integrated sales and marketing effort in support of our proprietary travel products and services. By employing a multi-faceted marketing approach targeted both to travel distributors and to individual travelers, we believe we will increase the demand for our products and services. In addition, we will integrate our own marketing efforts with the marketing support we receive from certain travel suppliers with whom we have an established relationship. We believe we will be able to leverage our national presence and established marketing and sales experience strength into a competitive advantage. We intend to identify and cultivate new customers and create cross-selling opportunities within our existing customer base.


     A substantial majority of our products and services historically have been sold through retail travel agencies, and we enjoy strong relationships with many of these agencies. We intend to pursue marketing opportunities in other distribution channels as well.

     www.trrravel.com. Using the www.trrravel.com Web site as a world-wide marketing tool, our strategy is to promote, advertise and increase the value and visibility of our brand in the travel service and holiday resort hotel industries through high quality service, active marketing and promotional programs. These programs would include advertising on leading Web sites and other media, conducting an ongoing public relations campaign and developing business alliances and partnerships. We plan to increase awareness of our brand by entering into additional online marketing relationships with advertising representatives, content providers, Internet service providers and portals. We believe offering expertise and competitive pricing through common brands across multiple destinations will provide greater confidence to travelers in making their vacation choices and engender consumer loyalty and a pattern of repeat business. We also will seek opportunities to market our products and services through travel suppliers and other companies that have established private label brand names.

OUR COMPETITION


     OUR HOTEL BUSINESS. Competition in the United Kingdom lodging industry is based generally on convenience of location, brand affiliation, price, range of services and guest amenities offered and quality of customer service and overall product. Our Grand Hotels compete primarily in the moderately-priced sector of the full-service segment of the lodging industry in England and Wales. In each geographic market in which the hotels are located, there are other full- and limited-service hotels that compete with our hotels. Our principal competitor in the Southern region of England is the Burstin Hotel located in Folkestone, England. The Burstin Hotel is owned and operated by Queensborough Holdings plc and contains 484 bedrooms. Its customer profile is primarily made up of coach and group operators. In addition, our food and beverage operations compete with local free-standing restaurants and bars. Many of these entities possess significantly greater financial, marketing, personnel and other resources than we do and may be able to grow at a more rapid rate than we can as result.

     OUR TRAVEL BUSINESS. We compete with a variety of other providers of travel and travel-related products and services. Our principal competitors are other vacation providers, travel suppliers who sell directly to individual travelers and travel agencies and other retail and wholesale distributors of travel products and services. Many of these companies, including Air Tours, Thomsons, First Choice and JMC (formerly Thomas Cook ) are substantially larger than us, have greater name recognition and significantly greater financial resources than we do. We believe we compete for customers based upon the quality of the travel products and services delivered, price, specialized knowledge, reputation and convenience.


     www.trrravel.com. The online travel services market is new, rapidly evolving, intensely competitive and has relatively low barriers to entry. We believe that competition in the online travel services market is based predominantly on:

     o   price;

     o   selection and availability of hotel rooms and airfares;

     o   selection of destination markets;

     o   ease of use of online booking service;

     o   customer service;

     o   reliability; and

     o   travel related content.

     As the market for online travel services grows, we believe that companies already involved in the online travel services industry will increase their efforts to develop services that compete with our services. Currently, most travel suppliers sell their services through travel agencies, travel wholesalers and directly to customers, mainly by telephone. Increasingly, major airlines and hotels are offering travel products and services directly to consumers through their own Web sites. Some of these Web sites also include travel products and services of other travel suppliers. We believe that this trend will continue. We also face potential competition from Internet companies not yet in the leisure travel market and travel companies not yet operating online. We are unable to anticipate which other companies are likely to offer competitive services in the future. We cannot be sure that the trrravel.com Web site and toll-free call center will compete successfully with any current or future competitors.

OUR PROPRIETARY RIGHTS

     We regard our trademarks, domain name, service marks, trade dress, trade secrets, copyrights and similar intellectual property as important to our success, and rely on foreign and domestic trademark and copyright law, trade secret protection and confidentiality to protect our proprietary rights. We may pursue the registration of additional trademarks in the United States and internationally in the future. Effective trademark, service mark, copyright and trade secret protection may not available in every country in which our products and services are made available online. Failure to effectively protect our intellectual property could adversely affect our business and stock price or result in erosion of our brand name.


     Currently, the only trademark we have is "trrravel.com". As a result of our efforts to protect our rights in the "trrravel.com" brand, we could become involved in litigation, which would likely be expensive and time consuming, and could distract management from the operations of the business. Furthermore, we cannot be sure we would prevail in any such litigation. Please see "Risk Factors--We may be unable to protect our intellectual property, including our trademarks, which could adversely affect our operating results" for a discussion about the risks associated with the protection of our proprietary rights.


GOVERNMENT REGULATION OF OUR BUSINESS

     Our travel services business is subject to certain regulation by the government of the United Kingdom, including the Package Travel, Package Holidays and Package Tours Regulations 1992. In addition, many travel suppliers, particularly airlines, are subject to extensive regulation by United States federal, state and foreign governments. In addition, the travel industry is subject to certain special taxes by United States federal, state, local and foreign governments, including hotel bed taxes, car rental taxes, airline excise taxes and airport taxes and fees.

     Certain companies in our Travel Group are subject to regulation by the Civil Aviation Authority. The Air Travel Organisers' Licensing (ATOL) system provides protection, inter alia, against the consequences of travel organiser failure for consumers who purchase package holidays, charter flights and discounted scheduled air tickets.


     Under the Civil Aviation (Air Travel Organisers' Licencing) Regulations 1995, it is a legal requirement for most organizers of air travel to hold an Air Travel License to sell flights and package holidays by air. The main exceptions are airlines and agents of licensed firms. The Civil Aviation Authority holds bonds of licensees and, in the event of a failure, manages a repatriation operation to ensure customers are not stranded abroad, and provides refunds to those who have paid in advance. The cost of this protection is included in the price of the holiday booked with an ATOL holder.


     The criteria for the grant of an ATOL License is as follows:

   1.  Fitness of Applicant

     The Civil Aviation Authority must be satisfied as to the fitness of an applicant, and the fitness of the people controlling the business. It asks for the history of those controlling the business and it considers the likelihood of the applicant operating in a proper manner if the license is granted.

   2.  Finances


     The applicant must meet certain minimum financial criteria in order to be granted a license. The assessment is usually based on the applicant's latest audited financial statements. The financial requirements are based on the surplus of "free assets" in the balance sheet to support the business. A minimum of $49,000 paid up capital under free assets is required and above that there must be an adequate ratio between free assets and the total turnover of the business. The ratio varies according to the Civil Aviation Authority's assessment of the risks involved, the trading record and the experience of the management. For new applicants the ratio is at least 5% for established license holders with a record of profitable trading or trading with a license over at least two years the ratio may reduce in stages. The minimum ratio is 3%.


     The Civil Aviation Authority may also look at the position of other companies in the group.

     Licenses are normally valid for one year and expire at the end of March or the end of September.


     In addition, certain companies in our Travel Group are members of The Association of British Travel Agents Limited which requires adherence to a Code of Conduct covering service standards as well as mirroring the requirements of the ATOL scheme.


     Our Grand Hotel Group is subject to certain licensing laws in England and Wales relating to the selling of alcohol and the operation of bars and cocktail lounges in hotels as well as various fire, health and safety regulations. A serious violation could result in a significant fine or even the forced closing of one or more of our hotels.

     We are also subject to regulations applicable to businesses generally and laws or regulations directly applicable to electronic commerce. Although there are currently few laws and regulations directly applicable to electronic commerce, it is possible that a number of laws and regulations may be adopted with respect to electronic commerce covering issues such as user privacy, pricing, content, copyrights, distribution, antitrust and characteristics and quality of products and services.


ENVIRONMENTAL MATTERS


     A variety of laws concerning the protection of the environment and health and safety apply to the operations, properties and other assets we own. These laws may originate at the European Union, United Kingdom or local level. These environmental laws govern, among other things, the discharge of substances into waterways and the quality of water discharge of substances into sewers, waste and contamination. Liability can attach to a person who causes or knowingly permits the discharge of substances to waterways or sewers: (i) without a permit authorizing such discharges; or (ii) beyond the scope of the applicable permit. The legal regime with respect to contamination of land in the United Kingdom is expected to change in April 2000. In general, liability and responsibility for contamination will remain with the person responsible for the contamination, however, the new regime defines this to be the person who "causes or knowingly permits" contamination, and in the absence of such a person, the owner or occupier of the site may be held responsible for remediation. In addition to civil claims, criminal sanctions can be imposed for violations of environmental laws and any persons violating these laws can be held responsible for the cost of remedying the consequences of pollution, contamination or damage. In addition, certain laws restrict the use of property and the construction of buildings and other structures. Carrying out development without the appropriate consent or beyond the scope of the consent can result in regulatory authorities taking action to require the unauthorized use to cease or the unauthorized building or structure to be removed or modified. Criminal sanctions are available if the authority's requirements are not satisfied. Please see "Risk Factors--We May Be Subject to Various Environmental Laws and Regulations that Impose Certain Requirements Relating to the Ownership and Use of our Resort Hotels and We Could be Subject to Fines or other Penalties for Failure to Comply with such Regulations" for a discussion of the risks we may face as a result of environmental laws applicable to our business.



OUR EMPLOYEES


     As of January 31, 2000, our Travel business had a total of 47 employees, consisting of 36 reservation agents and call center employees, six managers and five executives. As of such date, our Grand Hotels had a total of 731 employees, consisting of 652 operational personnel, 30 administrative personnel, 22 sales representatives, and a management team of 27 personnel. Our ability to attract and retain highly qualified employees will be the principal determinant of our success. We provide performance-based compensation programs to reward and motivate significant contributors among our employees. Competition for qualified personnel in the industry is intense. There can be no assurance that our current and planned staffing will be adequate to support our future operations or that management will be able to hire, train, retain, motivate and manage required personnel. Although none of our employees is represented by a labor union, there can be no assurance that our employees will not join or form a labor union. We have not experienced any work stoppages and consider our relations with our employees to be good.



OUR INSURANCE


     We carry comprehensive liability, fire, hurricane, storm, earthquake and business interruption insurance with respect to our resorts, with policy specifications, insured limits and deductibles customarily carried for similar properties which we believe are adequate. There are, however, certain types of losses (such as losses arising from acts of war) that are not generally insured because they are either uninsurable or not economically insurable. Should an uninsured loss or a loss in excess of insured limits occur, we could lose our capital invested in a resort, as well as the anticipated future revenues from such resort and would continue to be obligated on any mortgage indebtedness or other obligations related to the property. Any such loss could have a material adverse effect on our business. Please see "Risk Factors--Our Resorts may be Subject to Natural and other Disasters for which we may not be Adequately Insured" for a discussion of certain related risks.



OUR FACILITIES

     Our headquarters are located at 6 Leylands Park, Nobs Crook, Colden Common, Winchester SO21 1TH England, where we utilize a facility comprising an aggregate of approximately 6,000 square feet of space that is leased by Queensborough Holdings plc. Such facility houses our administrative, sales and marketing, customer service and computer and communications systems facilities. Kevin R. Leech, our Chairman, is the Executive Chairman and 29.7% equity owner of Queensborough Holdings. We do not currently pay any rent or fees to Queensborough Holdings or any other party for the use of these facilities. See "Certain Transactions--Facilities."


     The following table describes our other principal facilities:
        LOCATION                   PRINCIPAL USE             APPROX. SQUARE FEET              OWNED/LEASED
        --------                   -------------             -------------------              ------------
Horsham, West Sussex          General administration                  930                        Leased
                                and sales

Manchester                    Tour operating                        1,995                        Leased

Manchester,
  Oldham Road                 Tour operating                        3,040                        Leased

Stockport, Cheshire           General administration                1,025                        Leased
                                and sales

Urmston, Cheshire             General administration                  930                        Owned
                                and sales

Hale, Cheshire                General administration                  730                        Leased
                                and sales

Warrington, Lancshire         General administration                  970                        Leased
                                and sales

Addington, Cheshire           General administration                  900                        Leased
                                and sales

     We believe that these facilities are adequate to meet our needs in the foreseeable future. If necessary, we may, from time to time, acquire or lease additional facilities in the future.

     Please see "--Our Grand Hotel Group" for a discussion of the resort facilities currently owned and operated by our Grand Hotel Group.


LITIGATION

     We are not presently involved in any material legal proceedings.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

      The following table sets forth certain information with respect to our executive officers and directors as of the date of this prospectus.


NAME                         AGE         POSITION
----                         ---         --------
Kevin R. Leech ............  55          Chairman of the Board

Raymond J. Peel ...........  55          President, Chief Executive Officer and Director and
                                           President of the Travel Group

Rod Rodgers ...............  54          Senior Executive Vice President and Director and
                                           President of the Grand Hotel Group

David Marriott ............  53          Marketing Director and Vice President of the
                                           Grand Hotel Group

Stephen Last ..............  50          Executive Vice President and Chief Financial Officer
                                           and Director

Philip Mason ..............  50          Director

      KEVIN R. LEECH has served as our Chairman of the Board since inception of our company. Mr. Leech co-founded ML Laboratories plc, an English company listed on the London Stock Exchange engaged in the research and development of ethical pharmaceuticals and related products, and is currently its Executive Chairman and controls 53% of its equity. He is also Executive Chairman and 29.7% equity owner of Queensborough Holdings plc, an English company listed on the London Stock Exchange whose principal business is in the leisure sector. Mr. Leech is also currently the Chairman of the Board and 52.5% equity owner of topjobs.net plc, an English company whose American depositary shares are quoted on the Nasdaq National Market and which provides a variety of Internet-based recruiting services to corporations and recruiting firms, and is a director and 62.5% equity owner of TownPagesNet.com plc, an English company whose American depositary shares are listed on the American Stock Exchange and which produces and delivers TownPages(R), an interactive Internet information service in the United Kingdom. In addition, Mr. Leech is a director and a 54% equity owner of ci4net.com, Inc., a U.S. corporation which invests in Internet businesses and technologies and is currently traded on the OTC-Electronic Bulletin Board. He is also a principal stockholder of numerous privately-owned companies resulting from his role as a provider of private venture capital. In October 1998, Mr. Leech was awarded an honorary Doctorate of Laws degree from the University of Manchester (England).

      RAYMOND J. PEEL has served as our President and Chief Executive Officer and as a director since inception of our company, and has served as President of Leisure Travel Group Limited since January 1998. From 1991 to January 1998, Mr. Peel served as President of Aircruise Leasing--Charter, a company engaged in the provision of aircraft and charter seats for independent tour operators to major European holiday destinations. In 1981, Mr. Peel founded R.P. Marketing, a company engaged in providing consulting services related to oil pollution control in connection with moving equipment and personnel, and served as its President from 1981 to January 1998. In 1985, Mr. Peel also co-founded Paramount Airways Ltd., a small international airline and holiday company based in the United Kingdom, and served as its Chief Executive Officer from 1985 to 1990. Mr. Peel holds a leisure and business degree from Shrewsbury College of Arts and Technology in England.

      ROD RODGERS has served as a director since the inception of our company, and has served as President of Grand Hotel Group since July 1, 1999. Mr. Rodgers will become our Senior Executive Vice President upon completion of this offering. From July 1996 to June 1999, Mr. Rodgers served as managing director with M.H. Hotels, where he was instrumental in forming the three-star Epworth Hotels group. From 1987 to January 1996, Mr. Rodgers served as Chief Executive Officer with Balmoral Group, a private company focused on the development of a mid-market three-star hotel group.

      DAVID MARRIOTT has served as our Marketing Director since inception of our company, and has served as Vice President of the Grand Hotel Group since July 1, 1999. From February 1998 to June 1999, Mr. Marriott was self-employed as a hotel consultant to various hotel organizations in the United Kingdom. From June 1993 to November 1995, Mr. Marriott served as Managing Director for Ascot Holdings plc's Hotel Burstin, Folkestone, and continued in that capacity from November 1995 to February 1998 following the acquisition of that hotel by Leisure Great Britain plc in November 1995. From September 1994 to March 1995, Mr. Marriott served as Joint Director General of Ascot Holdings Spanish Hotel Division, a division composed of hotels and leisure complexes in Spain owned by Ascot Holdings plc. Mr. Marriott has also held senior sales and marketing positions with the medical division of Smiths Industries, Colgate-Palmolive Company, and Protea Holdings, South Africa.

      STEPHEN LAST has served as our Executive Vice President and Chief Financial Officer and as a director since the inception of our company. Since November 1995, Mr. Last has served as Finance Director of Queensborough Holdings plc, an English company listed on the London Stock Exchange whose principal business is in the leisure sector. From 1993 to October 1995, Mr. Last served as an executive for a company founded by Philip Mason to engage in identifying leisure companies for acquisition. From 1989 to 1993, Mr. Last managed the integration of Marina Developments plc's newly-acquired property division. From 1974 to 1986, Mr. Last was employed in various capacities by The Rank Group plc, including Financial Controller for that company's Butlin's Hotels Division.

      PHILIP MASON has served as a director since the inception of our company. Since November 1995, Mr. Mason has been Chief Executive of Queensborough Holdings plc, an English company listed on the London Stock Exchange whose principal business is in the leisure sector. In 1993, Mr. Mason established his own company devoted to identifying and acquiring leisure companies, which he ran full-time until his employment by Queensborough Holdings in November 1995. From 1987 to 1993, Mr. Mason worked as a Managing Director for Marina Developments plc, where he supervised marinas and marina villages in the United Kingdom. From 1974 to 1986, Mr. Mason was employed in various capacities by The Rank Group plc, including Operations Director of a leisure division focused on hotel businesses and marinas in France, Spain, and the United Kingdom.

      Prior to the completion of this offering, we intend to expand our Board of Directors to add two additional independent directors who are not affiliated with our company.

      There is no family relationship between any of our executive officers and directors. Other than as disclosed in "Certain Transactions," none of our directors or executive officers has had any material transaction with us in addition to their status as a director or officer. Each director is elected at our annual meeting of stockholders and holds office until the next annual meeting of stockholders, or until his successor is elected and qualified. The bylaws permit the Board of Directors to fill any vacancy and a director elected to fill such vacancy may serve until the next annual meeting of stockholders or until his successor is elected and qualified. Officers are elected annually by the Board of Directors and their terms of office are at the discretion of the Board, subject to the terms of any employment agreements. Our officers devote full time to our business.

COMMITTEES OF THE BOARD OF DIRECTORS

      Our Board of Directors intends to establish an audit and finance committee and a compensation and governance committee after this offering. The audit and finance committee will:

      o make recommendations to the Board of Directors concerning the independent auditors that conduct annual examinations of our accounts;

      o review the scope of our annual audit and meet periodically with the independent auditors to review their findings and recommendations;

      o approve significant accounting policies or changes to existing policies;

      o     periodically review our principal internal financial controls; and

      o     review our annual budget.

      The compensation and governance committee will review the compensation of our executive officers and make recommendations regarding compensation. The committee will also make recommendations regarding the election of officers and director nominations to our Board of Directors.

DIRECTOR COMPENSATION

      Upon completion of this offering, we expect to grant each director who is not an officer, employee or consultant an option to purchase _____ shares of our common stock at ___% of the initial public offering price.

Directors who are not our employees receive $______ per meeting as compensation for serving on the Board of Directors, as well as reimbursement of reasonable out-of-pocket expenses incurred in connection with their attendance at Board of Directors' meetings. Directors who are also our employees will receive no cash compensation for serving on the Board of Directors, but will be reimbursed for reasonable out-of-pocket expenses incurred in connection with their attendance at Board of Directors' meetings. We anticipate that our Board of Directors will hold regularly scheduled meetings quarterly.

EXECUTIVE COMPENSATION

      To date, we have not conducted any operations other than activities related to this offering. We did not pay any compensation to our executive officers prior to the date of this prospectus. We anticipate that during 2000 our most highly compensated executive officers and their annualized base salaries will be: Raymond J. Peel--$162,000; Rod Rodgers--$97,000 and David Marriott--$89,000. Effective when this offering closes, we will grant these executive officers options to purchase an aggregate of shares of common stock. The initial exercise price of those options will be $_____ per share. Those options will vest in __% annual increments, beginning on the first anniversary of the date this offering closes. See "--2000 Stock Option Plan."

EMPLOYMENT AGREEMENTS

      We will enter into employment agreements with Messrs. Peel, Rodgers and Marriott, which will become effective when this offering closes. These agreements will:

      o provide for a minimum base salary of $162,000 per annum in the case of Mr. Peel, $97,000 per annum in the case of Mr. Rodgers, and $89,000 per annum in the case of Mr. Marriott;

      o entitle the employee to participate in all our compensation plans in which our executive officers participate; and


      o have an initial employment term of three years in the case of Mr. Peel, and six months in the case of Messrs. Rodgers and Marriott.

      Each of these agreements will provide for benefits if the employee dies or becomes disabled. If the employment of the employee is terminated by us for any reason other than for cause or by the employee for good reason, that termination will not affect the term of exercisability of any stock options granted to the employee under our 2000 Stock Option Plan that such employee holds. Copies of these agreements are exhibits to the registration statement of which this prospectus is a part.

2000 STOCK OPTION PLAN

      On February 23, 2000, the Board of Directors and a majority of our stockholders adopted our 2000 Stock Option Plan (the "Plan"). The purpose of the Plan is to increase the employees', advisors', consultants' and non-employee directors' proprietary interest in us and to align more closely their interests with the interests of our stockholders. The purpose of the Plan is also to enable us to attract and retain the services of experienced and highly qualified employees and non-employee directors.

      We have reserved an aggregate of 1,000,000 shares of common stock for issuance pursuant to options granted under the Plan. As of the date of this prospectus, ____ options have been granted under the Plan at an exercise price of $____ per share. The Board of Directors or a committee of the Board of Directors will administer the Plan including, without limitation, the selection of the persons who will be granted options under the Plan, the type of options to be granted, the number of shares subject to each option and the option price. As of this date, the Board of Directors has not established a separate committee for this purpose.

      Options granted under the Plan may either be options qualifying as incentive stock options under Section 422 of the Internal Revenue Code of 1986, as amended, or options that do not so qualify. Officers, directors and key employees of and consultants to us and our subsidiaries will be eligible to receive non-qualified options under the Plan. Only our officers, directors and employees who are employed by us or by any of our subsidiaries thereof are eligible to receive incentive options. In addition, the Plan also allows for the inclusion of a "reload option" provision, which permits an eligible person to pay the exercise price of the option, and any withholding taxes that may be due on the exercise, with shares of common stock owned by the eligible person and to receive a new option to purchase shares of common stock equal in number to the tendered shares. Any incentive option granted under the Plan must provide for an exercise price of not less than 100% of the fair market value of the underlying shares on the date of such grant, but the exercise price of any incentive option granted to an eligible employee owning more than 10% of the total combined voting power of all classes of our common stock or the common stock of any of our subsidiary companies must be at least 110% of such fair market value as determined on the date of the grant.

      The term of each option and the manner in which it may be exercised is determined by the Board of Directors or a committee, provided that no option may be exercisable more than 10 years after the date of its grant and, in the case of an incentive option granted to an eligible employee owning more than 10% of our common stock or the common stock of our subsidiary companies, no more than five years after the date of the grant. In any case, the exercise price of any stock option granted under the Plan will not be less than 85% of the fair market value of the common stock on the date of grant. The exercise price of non-qualified options shall be determined by the Board of Directors or a committee.

      The per share purchase price of shares subject to options granted under the Plan may be adjusted in the event of certain changes in our capitalization, but any such adjustment shall not change the total purchase price payable upon the exercise in full of options granted under the Plan.

      Incentive stock options are non-assignable and non-transferable, except by will or by the laws of descent and distribution and, during the lifetime of the optionee, may be exercised only by such optionee. Non-qualified options may be assignable to the optionee's spouse or children. If an optionee's employment is terminated for any reason, other than his death or disability or termination for cause, or if an optionee is not our employee but is a member of our Board of Directors and his service as a director is terminated for any reason, other than death or disability, the option granted may be exercised on the earlier of the expiration date or 30 days following the date of termination. If the optionee dies during the term of his employment, the option granted to him shall lapse to the extent unexercised on the earlier of the expiration date of the option or the one year anniversary of the optionee's death. If the optionee is permanently and totally disabled within the meaning of Section 22(c)(3) of the Code, the option granted to him lapses to the extent unexercised on the earlier of the expiration date of the option or one year following the date of such disability.

      The Board of Directors or a committee may amend, suspend or terminate the Plan at any time, except that no amendment shall be made which: (i) increases the total number of shares subject to the Plan or changes the minimum purchase price therefor (except in either case in the event of adjustments due to changes in our capitalization); (ii) without the consent of the optionee, affects outstanding options or any exercise right thereunder; (iii) extends the term of any option beyond ten years; or (iv) extends the termination date of the Plan.

      Unless the Plan shall be earlier suspended or terminated by the Board of Directors, the Plan shall terminate on approximately 10 years from the date of the Plan's adoption. Any such termination of the Plan shall not affect the validity of any options previously granted thereunder.

                              CERTAIN TRANSACTIONS

ACQUISITIONS

      Effective June 30, 1999, GHG purchased from Rank Holidays Division Limited, a subsidiary of The Rank Group plc, substantially all of the operating assets relating to five hotels formerly known as the Butlin's Provincial Hotels. GHG is a private limited company organized under the laws of England and Wales that is 85% owned by Cygnet Ventures Limited, a Guernsey (Channel Islands) corporation controlled by Kevin R. Leech, our Chairman of the Board and principal stockholder, and 15% owned by certain other members of our management team. Approximately $16.8 million of the $30.7 million purchase price for the hotel assets was paid by GHG's issuance of a non-interest-bearing promissory note due 2002. The GHG note was secured by an irrevocable letter of credit issued by Citibank, N.A. in favor of Butlin's Limited, a subsidiary of The Rank Group plc. The issuance of the letter of credit was obtained through the personal guaranty of Mr. Leech. GHG financed its cash payment of the purchase price through loans obtained from Arab Bank plc and Irish Nationwide Building Society secured by charges granted by GHG, including mortgages on the purchased hotels.

      Upon payment of the $16.8 million of indebtedness owed to The Rank Group plc or its subsidiaries, Mr. Leech will be relieved of his personal guaranty and certain marketable securities pledged by him to secure his guaranty will be returned to him. See "Risk Factors--Our Principal Stockholder Will Derive Significant Benefits From this Offering," "Management's Discussion and Analysis of Financial Condition and Results of Operations--Terms of our Acquisitions" and "Principal Stockholders."

      In July 1999, LTGL acquired all of the issued and outstanding share capital of Miss Ellie's World Travel Limited, a private limited company organized under the laws of England and Wales. LTGL funded the $1,667,000 acquisition through a loan from Red Kite Ventures Limited, an investment company beneficially owned by Red Kite Trust, the beneficiary of which is Kevin R. Leech, our Chairman of the Board and principal stockholder. Red Kite has agreed to convert this loan into equity upon completion of this offering. In consideration of such accomodation, we agreed to permit Red Kite to register under the Securities Act all of its 416,333 shares in our company, and include such shares in the underwriter's over-allotment option. If Red Kite is unable to sell all of such 413,333 registered shares upon expiration of the over-allotment option, it may nevertheless sell such shares during the first 15 days following the end of the option exercise period.

      In January 2000, LTGL also acquired all of the issued and outstanding share capital of Ilios Travel Limited for $526,000. LTGL also funded this acquisition through a loan from Red Kite Ventures Limited.

      In March 2000, the stockholders of GHG agreed to transfer 100% of the outstanding share capital of GHG to LTGL in exchange for the issuance of an aggregate of 94,468 ordinary shares of LTGL, and the stockholders of LTGL, including the holders of the additional 94,468 ordinary shares of LTGL agreed to transfer to us 100% of the outstanding share capital of LTGL in exchange for the issuance of an aggregate of 4,640,000 shares of our common stock. In addition, ci4net.com, Inc., a public company in which Kevin R. Leech is a principal stockholder, agreed to transfer to us 49% of the outstanding share capital of trrravel.com Limited in exchange for the issuance of an aggregate of 220,000 shares of our common stock. All of such transfers are conditioned upon, among other things:

      o the completion of this offering and application of a portion of the net proceeds (together with additional mortgage financing) to retire all approximately $16.8 million of indebtedness of GHG owed to The Rank Group plc or its subsidiaries; and

      o the capitalization of approximately $1,667,000 of loans made to LTGL by a corporate affiliate of Kevin R. Leech.

OTHER TRANSACTIONS

      We anticipate that our travel business will be engaging in significant advertising of its travel agency, tour operator and other services on www.trrravel.com and will pay fees and commissions based on on-line bookings made and transactions closed through use of the Web site. trrravel.com Limited is currently 51%-owned by ci4net.com, Inc., a publicly-traded Delaware corporation controlled by Kevin R. Leech, our principal stockholder and Chairman of the Board, and 49%-owned by Technology Finance Limited, a corporation also affiliated with Mr. Leech. Technology Finance Limited has agreed, upon completion of this offering, to contribute its entire 49% equity ownership in trrravel.com Limited to us. It is anticipated that ci4net.com will continue to be solely responsible for the development and maintenance of the Web site. Although we believe that the fees and commissions we pay to advertise on www.trrravel.com will be at rates no less favorable than are being charged to unaffiliated third parties, Mr. Leech's other corporate affiliates will directly benefit as we increase our advertising on the trrravel.com Limited Web site. The common control of our company and the majority owner of trrravel.com Limited could lead to conflicts of interest in terms of the most effective means of marketing and advertising our services. In addition, as more people use the Internet to book their travel accommodations, the business of our travel agencies and tour operators could be adversely affected.

      Mr. Leech is the principal stockholder of Queensborough Holdings plc, a publicly traded corporation trading on the London Stock Exchange. Among the holdings of Queensborough Holdings plc is the Burstin Hotel, located in Folkestone, England, which is a holiday resort hotel similar to those operated by our Grand Hotel Group, and which competes with our Grand Hotel Group for guests in the same market. Philip Mason, a director of our company, and Stephen Last, our Executive Vice President and Chief Financial Officer, are also executive officers of Queensborough Holdings plc. See "Risk Factors--There Is the Possibility of Conflicts of Interest with Other Businesses Controlled By Our Principal Stockholder" and "Principal Stockholders."

FACILITIES

      Our headquarters are located in a facility that is currently leased by Queensborough Holdings plc, an English company listed on the London Stock Exchange. Kevin R. Leech, our Chairman, is the Executive Chairman and 29.7% equity owner of Queensborough Holdings plc. We do not currently pay any rent or fees to Queensborough Holdings plc or any other party for the use of these facilities. See "Business--Our Facilities."

COMPANY POLICY

      Our Board of Directors has adopted a policy whereby any future transactions between ourselves and any of our subsidiaries, affiliates, officers, directors and principal stockholders, or any affiliates of the foregoing, will be on terms no less favorable to us than could reasonably be obtained in "arm's-length" transactions with independent third-parties, and any such transactions will also be approved by a majority of our disinterested non-management directors.

                          PRINCIPAL STOCKHOLDERS


     The following table sets forth, as of the date of this prospectus:


     o each person who is known by us to be the owner of record or beneficial owner of more than 5% of our outstanding common stock;


     o    each of our directors and executive officers;

     o    all of our directors and executive officers as a group; and

     o the number of shares of common stock beneficially owned by each such person and such group and the percentage of the outstanding shares owned by each such person and such group.


     As used in the table below and elsewhere in this prospectus, the term "beneficial ownership" with respect to a security consists of sole or shared voting power, including the power to vote or direct the vote, and/or sole or shared investment power, including the power to dispose or direct the disposition, with respect to the security through any contract, arrangement, understanding, relationship, or otherwise, including a right to acquire such power(s) during the next 60 days following the date of this prospectus. Except as otherwise indicated, the stockholders listed in the table have sole voting and investment powers with respect to the shares indicated. Applicable percentage ownership is based on 5,060,000 shares of common stock outstanding as of the date of this prospectus and 8,060,000 shares immediately following the completion of this offering, assuming no exercise of the underwriters' over-allotment option. To the extent that any shares are issued upon the exercise of options, warrants or other rights to acquire our securities that are presently outstanding or granted in the future or reserved for future issuance under our stock option plan, there will be further dilution to new public investors.


     Except as otherwise noted below, the address of each of the persons in the table is c/o Leisure Travel Group, Inc., 6 Leylands Park, Nobs Crook, Colden Common, Winchester SO21 1TH England.

                                                                                    PERCENTAGE OF  OUTSTANDING
                                                                                           COMMON STOCK
                                                            NUMBER OF SHARES             BENEFICIAL OWNED
                                                             OF COMMON STOCK    --------------------------------
NAME AND ADDRESS OF BENEFICIAL OWNER                       BENEFICIALLY OWNED   BEFORE OFFERING   AFTER OFFERING
------------------------------------                       ------------------   ---------------   --------------
Kevin R. Leech                                                 3,878,334(1)              76.6%            48.1%
Cignet Ventures Limited(2)                                     3,145,000                 62.2%            39.0%
Philip Mason                                                     370,000                  7.3%             4.6%
Raymond J. Peel                                                  263,333                  5.2%             3.3%
Internet plc(3)                                                  263,333                  5.2%             3.3%
Red Kite Ventures Limited(4)                                     413,333                  8.2%             5.2%
Technology Finance Limited(5)                                    220,000                  4.3%             2.7%
Milner Laboratories Limited(6)                                   200,000                  4.0%             2.5%
Stephen Last                                                      74,000                  1.5%              *
Rod Rodgers                                                       74,000                  1.5%              *
David Marriott                                                    37,000                   *                *
All directors and executive officers
  as a group (6 persons)                                       4,747,667                 93.8%            58.9%


----------------------
  * indicates beneficial ownership of less than 1% of our outstanding shares of common stock.


(1) Represents shares of our common stock owned of record by Cignet Ventures Limited, a Guernsey (Channel Islands) corporation controlled by Mr. Leech, Red Kite Ventures Limited, a Guernsey (Channel Islands) corporation 100% beneficially owned by Red Kite Trust, the beneficiary of which is the Leech family, Technology Finance Limited, a private British Virgin Islands corporation controlled by Mr. Leech, and Milner Laboratories Limited, a private limited company controlled by Mr. Leech. Please see "Certain Transactions" for a detailed discussion of certain business arrangements between Mr. Leech and/or companies controlled by Mr. Leech, and Leisure Travel Group.


(2) Cignet Ventures Limited is a Guernsey (Channel Islands) corporation controlled by Kevin R. Leech, our Chairman of the Board and principal stockholder.

(3) Internet plc is a Seychelles corporation controlled by Lee Cole.


(4) Red Kite Ventures Limited is a Guernsey (Channel Islands) corporation 100% beneficially owned by Red Kite Trust, the beneficiary of which is the family of Kevin R. Leech. These shares issued to Red Kite are being registered under the Securities Act and may be sold upon exercise of the underwriters' over-allotment option. If not sold as part of the option, such shares may be sold during the first 15 days following the end of the option exercise period.

(5) Technology Finance Limited is a private British Virgin Islands corporation controlled by Mr. Leech.


(6) Milner Laboratories Limited is a private limited company controlled by Kevin
R. Leech.



                            DESCRIPTION OF SECURITIES


GENERAL

     We are authorized to issue up to 25,000,000 shares of common stock, par value $.001 per share, and 5,000,000 shares of preferred stock, par value $.001 per share. The following description of our capital stock is not complete and is qualified in its entirety by our Certificate of Incorporation, as amended, and bylaws, copies of which have been filed with the Securities and Exchange Commission.

COMMON STOCK


     As of the date of this prospectus, there were 5,060,000 shares of common stock outstanding held of record by 10 stockholders (not including the shares issued in this offering). Holders of common stock are entitled to one vote for each share held of record on each matter submitted to a vote of stockholders. There is no cumulative voting for the election of directors. Subject to the prior rights of any class or series of preferred stock which may from time to time be outstanding, if any, holders of common stock are entitled to receive ratably, dividends when, as, and if declared by the Board of Directors out of funds legally available for that purpose and, upon the liquidation, dissolution, or winding up of Leisure Travel Group, are entitled to share ratably in all assets remaining after payment of liabilities and payment of accrued dividends and liquidation preferences on the preferred stock, if any. Holders of common stock have no preemptive rights and have no rights to convert their common stock into any other securities. The outstanding common stock is validly authorized and issued, fully-paid, and nonassessable. In the event we were to elect to sell additional shares of common stock following this offering, investors in this offering would have no prior right to purchase additional shares. As a result, their percentage equity interest in Leisure Travel Group would be diluted.

     The shares of common stock offered in this offering will be, when issued and paid for, fully paid and non-assessable. Holders of the common stock do not have cumulative voting rights, which means that the holders of more than one half of the outstanding shares of common stock, subject to the rights of the holders of the preferred stock, can elect all of our directors, if they choose to do so. In this event, the holders of the remaining shares of common stock would not be able to elect any directors. The Board of Directors is empowered to fill any vacancies on the board, except vacancies caused by an increase in the number of directors, which are filled by the stockholders. Except as otherwise required by Delaware law, and subject to the rights of the holders of preferred stock, all stockholder action is taken by the vote of a majority of the outstanding shares of common stock voting as a single class present at a meeting of stockholders at which a quorum consisting of a majority of the outstanding shares of common stock is present in person or proxy.


PREFERRED STOCK


     As of the date of the offering, none of our preferred stock has been issued and our Board of Directors has no present intention of issuing any preferred shares in the near future.

     Preferred stock may be issued in one or more series and having the rights, privileges, and limitations, including voting rights, conversion privileges, and redemption rights, as may, from time to time, be determined by our Board of Directors. Preferred stock may be issued in the future in connection with acquisitions, financings, or other matters as the Board of Directors deems appropriate. In the event that any shares of preferred stock are to be issued, a certificate of designation containing the rights, privileges, and limitations of such series of preferred stock shall be filed with the Secretary of State of the State of Delaware. The effect of such preferred stock is that our Board of Directors alone, and subject to, federal securities laws and Delaware law, may be able to authorize the issuance of preferred stock which could have the effect of delaying, deferring, or preventing a change in control of Leisure Travel Group without further action by the stockholders, and may adversely affect the voting and other rights of the holders of the common stock. The issuance of preferred stock with voting and conversion rights may also adversely affect the voting power of the holders of common stock, including the loss of voting control to others.

ANTI-TAKEOVER PROVISIONS


     Upon consummation of this offering, we will be subject to the provisions of
Section 203 of the Delaware General Corporation Law. Section 203 of the Delaware General Corporation Law provides, subject to a number of exceptions, that a Delaware corporation may not engage in any of a broad range of business combinations with a person or an affiliate, or an associate of an affiliate, who is an "interested stockholder" for a period of three years from the date that person became an interested stockholder unless:

     o the transaction resulting in a person becoming an interested stockholder, or the business combination, is approved by the Board of Directors of the corporation before the person becomes an interested stockholder,

     o the interested stockholder acquired 85% or more of the outstanding voting stock of the corporation in the same transaction that makes this person an interested stockholder, excluding shares owned by persons who are both officers and directors of the corporation, and the shares held by certain employee stock ownership plans, or

     o on or after the date the person becomes an interested stockholder, the business combination is approved by the corporation's Board of Directors and by the holders of at least 66X\c% of the corporation's outstanding voting stock at an annual or special meeting, excluding the shares owned by the interested stockholder. Under Section 203 of the Delaware General Corporation Law, an "interested stockholder" is defined as any person who is either the owner of 15% or more of the outstanding voting stock of the corporation or an affiliate or associate of the corporation and who was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder.

     A corporation may, at its option, exclude itself from coverage of Section 203 of the Delaware General Corporation Law by amending its certificate of incorporation or by-laws, by action of its stockholders, to exempt itself from coverage, provided that the amendment to the certificate of incorporation or by-laws does not become effective until 12 months after the date it is adopted.


REGULATION OF THE INTRODUCTION OF BUSINESS AT ANNUAL MEETINGS OF STOCKHOLDERS


     Our bylaws include provisions which regulate the submission by persons other than our Board of Directors of matters to a vote of stockholders. Generally, at an annual meeting of the stockholders, the only business conducted must be brought before the annual meeting either by or at the direction of our Board of Directors or by any person who is a stockholder of record at the time of giving of notice for such meeting, who shall be entitled to vote at such annual meeting and who complies with the notice procedures set forth in our bylaws. For business to be properly brought before an annual meeting by a stockholder, the stockholder must give timely notice thereof in writing to our Secretary. To be timely, a stockholder's notice must be delivered or mailed to, and received at, our principal executive offices not less than 60 days nor more than 90 days prior to the annual meeting, regardless of any postponement, deferrals, or adjournments of that meeting to a later date; provided, however, that in the event that less than 70 days' notice or prior public disclosure of the date of the annual meeting is given or made to stockholders, notice by the stockholder to be timely must be received no later than the close of business on the 10th day following the day on which notice of the date of the annual meeting was mailed or public disclosure was made. A stockholder's notice to our Secretary shall set forth as to each matter the stockholder proposes to bring before the annual meeting the following:


     o a brief description of the business desired to be brought before the annual meeting and the reasons for conducting this business at the annual meeting,

     o the name and address, as they appear on our books and records, of the stockholder proposing this business,

     o the class and number of our shares which are beneficially owned by the stockholder, and


     o any material interest of the stockholder in the business he wishes to bring before the annual meeting.


     Notwithstanding anything in our bylaws to the contrary, no business shall be conducted at the stockholder meeting, except in accordance with the procedures set forth in our bylaws. The chairman of the meeting, as determined in accordance with our bylaws, shall, if the facts warrant, determine and declare to the meeting that business was not properly brought before the meeting and, in accordance with the provisions of our bylaws, and if he should so determine, he shall so declare to the meeting and any business not properly brought before the meeting shall not be transacted. Notwithstanding the foregoing, a stockholder shall also comply with all applicable requirements of the Securities Exchange Act of 1934, as amended, with respect to the above.


TRANSFER AGENT

     Our transfer agent and registrar for the common stock is Continental Stock Transfer & Trust Company, 2 Broadway, New York, New York 10004.


                         SHARES ELIGIBLE FOR FUTURE SALE



     Upon completion of this offering, we will have 8,060,000 shares of common stock outstanding. Of these shares, the 3,000,000 shares offered in this offering will be freely tradeable without further registration under the Securities Act of 1933, as amended. All of our officers and directors, current stockholders, and option holders under the Plan have agreed not to sell, or otherwise dispose of any of our securities for a period of between six and 12 months from the date of this offering without Roth Capital Partners' prior written consent.

     All of the presently outstanding 5,060,000 shares of common stock are "restricted securities" within the meaning of Rule 144 promulgated under the Securities Act of 1933, as amended, and, if held for at least one year, would be eligible for sale in the public market in reliance upon, and in accordance with, the provisions of Rule 144 following the expiration of a one-year period. In general, under Rule 144 as currently in effect, a person or persons whose shares are aggregated, including a person who may be deemed to be an "affiliate" of Leisure Travel Group as that term is defined under the Securities Act, of 1933 as amended would be entitled to sell within any three month period a number of shares beneficially owned for at least one year that does not exceed the greater of: (1) 1% of the then outstanding shares of common stock; or (2) the average weekly trading volume in the common stock during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to requirements as to the manner of sale, notice, and the availability of current public information about Leisure Travel Group. However, a person who is not deemed to have been an affiliate of Leisure Travel Group during the 90 days preceding a sale by such person and who has beneficially owned such shares of common stock for at least two years may sell such shares without regard to the volume, manner of sale, or notice requirements of Rule 144.

     Prior to this offering, there has been no public market for our securities. Following this offering, we cannot predict the effect, if any, that sales of shares of common stock pursuant to Rule 144 or otherwise, or the availability of these shares for sale, will have on the market price prevailing from time to time. Nevertheless, sales by the current stockholders of a substantial number of shares of common stock in the public market could materially adversely affect prevailing market prices for our common stock. In addition, the availability for sale of a substantial number of shares of common stock acquired through the exercise of the representative's warrants or the outstanding options under the Plan could materially adversely affect prevailing market prices for the common stock. See "Risk Factors--Future Sales of Common Stock By Our Existing Stockholders Could Adversely Affect Our Stock Price."


     Up to 450,000 additional shares of common stock may be purchased by Roth Capital Partners during the period commencing on the first anniversary of the date of this prospectus and terminating on the fifth anniversary of the date of this prospectus through the exercise of the representative's warrants. Any and all securities purchased upon the exercise of the representative's warrants may be freely tradeable, provided that we satisfy the securities registration and qualification requirements in accordance with the terms of the representative's warrants. See "Underwriting."

                                  UNDERWRITING


      Subject to the terms and conditions contained in the underwriting agreement, we have agreed to sell to the underwriters named below, and each of the underwriters, for which Roth Capital Partners Incorporated is acting as representative, has severally, and not jointly, agreed to purchase, the number of shares offered in this offering set forth opposite their respective names below.

                                                                 NUMBER OF
     NAME                                                         SHARES
     ----                                                       ----------
     Roth Capital Partners Incorporated .......................  3,000,000
                                                                 ---------
             Total ............................................  3,000,000
                                                                 =========

      A copy of the underwriting agreement has been filed as an exhibit to the registration statement of which this prospectus is a part. The underwriting agreement provides that the obligation of the underwriters to purchase the shares is subject to some conditions. The underwriters shall be obligated to purchase all of the shares (other than those covered by the underwriters' over-allotment option described below), if any are purchased.

      Roth Capital Partners Incorporated has advised us that the underwriters propose to offer the shares to the public at the public offering price on the cover page of this prospectus and that they may allow some dealers who are members of the NASD, and some foreign dealers, concessions not in excess of $____ per share, of which amount a sum not in excess of $___ per share may in turn be reallowed by such dealers to other dealers who are members of the NASD and to some foreign dealers. After the commencement of this offering, the offering price, the concession to selected dealers, and the reallowance to other dealers may be changed by Roth Capital Partners Incorporated.

      We have agreed to indemnify the underwriters against some liabilities, including civil liabilities under the Securities Act of 1933, as amended, or will contribute to payments the underwriters may be required to make in this respect thereof.

      We have agreed to pay to Roth Capital Partners Incorporated an expense allowance on a non-accountable basis, equal to ____% of the gross proceeds derived from the sale of 3,000,000 shares offered in this offering, or (3,450,000 shares if the underwriter's over-allotment option is exercised in full). We paid an advance on this allowance in the amount of $___.

      The following table provides information regarding the amount of the discount to be paid by us to the underwriters:

                               TOTAL WITHOUT             TOTAL WITH
        DISCOUNT             EXERCISE OF OVER-        EXERCISE OF OVER-
        PER SHARE            ALLOTMENT OPTION         ALLOTMENT OPTION
        ---------            ----------------         -----------------
            $                        $                        $


      The following table sets forth the amount and nature of other forms of compensation to be paid by us to Roth Capital Partners Incorporated in connection with the offering:

           TYPE OF
        COMPENSATION                               TERM                                     TOTAL AMOUNT
        ------------                               ----                                     ------------
Non-Accountable Expense              __% of the gross proceeds                    $___ ($_____ if the underwriters'
Allowance                            of the offering                              over-allotment option is
                                                                                  exercised in full)

Representative's Warrant (1)         Warrant to purchase up to                    Dependent upon the market
                                     300,000 shares at an exercise                price of common stock at the
                                     price per share of 120% of                   time of exercise
                                     the public offering price

Two Year Consulting                  _____                                        $______ payable upon
Agreement (2)                                                                     consummation of this offering

----------

(1)   Representative's Warrant is issued to Roth Capital Partners Incorporated.

(2) Two year consulting agreement is between ourselves and Roth Capital Partners Incorporated.

      We have also agreed to pay some expenses of Roth Capital Partners Incorporated in connection with this offering, including expenses in connection with qualifying the shares offered in this offering for sale under the laws of such states as Roth Capital Partners Incorporated may designate, the placement of tombstone advertisements and preparing bound volumes of the public offering documents. We estimate that the total expenses of the offering, excluding the underwriting discount, will be approximately $__________.

      In connection with this offering, we have agreed to sell to Roth Capital Partners Incorporated for nominal consideration, the representative's warrant to purchase up to 300,000 shares of common stock. The representative's warrant is exercisable for a period of four years commencing one year after the date of this prospectus at an exercise price per share equal to $___ (120% of the public offering price). The representative's warrant may not be sold, transferred, assigned, pledged, or hypothecated for a period of 12 months from the date of this prospectus, except to members of the selling group. The representative's warrant grants to Roth Capital Partners Incorporated, with respect to the registration under the Securities Act of 1933, as amended, of the securities directly and indirectly issuable upon exercise of the representative's warrant, one demand registration right during the exercise period, as well as piggyback registration rights at any time. The representative's warrant contains anti-dilution provisions providing for adjustment of the exercise price and number of shares issuable on exercise of the representative's warrant, upon the occurrence of some events, including stock dividends, stock splits, and recapitalizations. The holder of the representative's warrant has no voting, dividend, or other rights as a stockholder with respect to shares of common stock underlying the representative's warrant, unless the representative's warrant shall have been exercised.

      In connection with this offering, we have granted Roth Capital Partners Incorporated the right, for the three-year period commencing on the closing date of this offering, to appoint an observer to attend all meetings of our Board of Directors. This designee has the right to notice of all meetings of the Board of Directors and to receive reimbursement for all out-of-pocket expenses incurred to attend these meetings. In addition, the designee will be entitled to indemnification to the same extent as our directors.

      Roth Capital Partners Incorporated has advised us that the underwriters do not intend to confirm sales of the shares offered in this offering to any account over which they exercise discretionary authority.

      We, and each of our officers, directors, and shareholders, have agreed not to offer, assign, issue, sell, hypothecate, or otherwise dispose of any shares of our common stock, securities convertible into, or exercisable or exchangeable for, shares of our common stock, or shares of our common stock received upon conversion, exercise, or exchange of these securities, to the public without the prior written consent of Roth Capital Partners Incorporated for a period of between six and 12 months after the date of this prospectus.

      We and Red Kite Ventures Limited, an investment company owned by a trust, the beneficiary of which is Kevin R. Leech, our Chairman and principal shareholder, have also granted to the underwriters an option, exercisable during the 45-day period commencing on the date of this prospectus, to purchase at the public offering price per share, less the underwriting discount, up to an aggregate of 450,000 shares of common stock. To the extent this option is exercised, the first 413,333 shares will be purchased from Red Kite and the remaining shares, if any, will be purchased from us, and the underwriters will become obligated, subject to some conditions, to purchase additional shares of common stock. The underwriters may exercise this right of purchase only for the purpose of covering over-allotments, if any, made in connection with the sale of shares. Purchases of shares of common stock upon exercise of the over-allotment option will result in the realization of additional compensation by the underwriters.

      Roth Capital Partners Incorporated has informed us that it does not expect discretionary sales by the underwriters to exceed five percent of the shares offered by this prospectus.

      The underwriters have reserved for sale up to _______ shares for our employees, directors and certain other persons associated with us. These reserved shares will be sold at the public offering price that appears on the cover of this prospectus. The number of shares available for sale to the general public in the offering will be reduced to the extent reserved shares are purchased by such persons. The underwriters will offer to the general public, on the same terms as other shares offered by this prospectus, any reserved shares that are not purchased by such persons.

      Rules of the Securities and Exchange Commission may limit the ability of the underwriters to bid for or purchase shares before the distribution of the shares is completed. However, the underwriters may engage in the following activities in accordance with those rules:

      o STABILIZING TRANSACTIONS. The underwriters may make bids or purchases for the purpose of pegging, fixing or maintaining the price of the shares, so long as stabilizing bids do not exceed a specified maximum.

      o OVER-ALLOTMENTS AND SYNDICATE COVERAGE TRANSACTIONS. The underwriters may create a short position in the shares by selling more shares than are set forth on the cover page of this prospectus. If a short position is created in connection with the offering, Roth Capital Partners Incorporated may engage in syndicate covering transactions by purchasing shares in the open market. Roth Capital Partners Incorporated may also elect to reduce any short position by exercising all or part of the over-allotment option.

      o PENALTY BIDS. If Roth Capital Partners Incorporated purchases shares in the open market in a stabilizing transaction or syndicate coverage transaction, it may reclaim a selling concession from the underwriters and selling group members who sold those shares as part of this offering.

      Stabilization and syndicate covering transactions may cause the price of the shares to be higher than it would be in the absence of such transactions. The imposition of a penalty bid might also have an effect on the price of the shares if it discourages resales of the shares.

      Neither we nor the underwriters make any representations or predictions as to the effect that the transactions described above may have on the price of the shares. These transactions may occur on the Nasdaq National Market or otherwise. If such transactions are commenced, they may be discontinued without notice at any time.

      We and the underwriters expect that the shares will be ready for delivery on the fourth business day following the date of this prospectus. Under Securities and Exchange Commission regulations, secondary market trades are required to settle in three business days following the trade date (commonly referred to as "T+3"), unless the parties to the trade agree to a different settlement cycle. As noted above, the shares will settle in T+3. Therefore, purchasers who wish to trade on the date of this prospectus or during the next three succeeding business days must specify an alternate settlement cycle at the time of the trade to prevent a failed settlement. Purchasers of the shares who wish to trade shares on the date of this prospectus or during the next 3 succeeding business days should consult their own advisors.


                                  LEGAL MATTERS

      The validity of the issuance of the common stock offered hereby will be passed upon for us by Greenberg Traurig, LLP (New York, New York). Certain matters will be passed upon for the underwriters by Pollet Law, a California corporation (Los Angeles, California).


                                     EXPERTS

      Ernst & Young, independent auditors, have audited the financial statements of Leisure Travel Group, Inc. at October 31, 1999, as set forth in their report. We have included our financial statements in the prospectus and in reliance on Ernst & Young's report, given on their authority as experts in accounting and auditing.

      Ernst & Young, independent auditors, have audited the financial statements of LTG, at October 31, 1999, and the period ended October 31, 1999, as set forth in their reports. We have included these financial statements in the prospectus in reliance on Ernst & Young's report, given on their authority as experts in accounting and auditing.

      Ernst & Young, independent auditors, have audited the financial statements of GHG (Predecessor) at December 31, 1998 and for the two years in the period ending December 31, 1998, and the six months ended June 30, 1999, as set forth in their reports. We have included these financial statements in the prospectus in reliance on Ernst & Young's report, given on their authority as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

      We have filed with the Securities and Exchange Commission a registration statement on Form S-1, including the exhibits, schedules and amendments to this registration statement, under the Securities Act of 1933, as amended, with respect to the shares of common stock to be sold in this offering. This prospectus does not contain all the information set forth in the registration statement. For further information with respect to Leisure Travel Group and the shares of common stock to be sold in this offering, we make reference to the registration statement. Although this prospectus contains all material information regarding Leisure Travel Group, statements contained in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete, and in each instance we make reference to the copy of such contract, agreement or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference.

      You may read and copy all or any portion of the registration statement or any other information we file at the Securities and Exchange Commission's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the Securities and Exchange Commission. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our Securities and Exchange Commission filings, including the registration statement, are also available to you on the Securities and Exchange Commission's Web site (http://www.sec.gov).

      As a result of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended, and, in accordance therewith, will file periodic reports, proxy statements and other information with the Securities and Exchange Commission. Such reports, proxy and information statements and other information may also be inspected at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.

                                             INDEX TO FINANCIAL STATEMENTS

                                                                                                                  PAGE
                                                                                                                  ----

LEISURE TRAVEL GROUP, INC.

Report of Independent Auditors .................................................................................   F-2

Balance Sheet at October 31, 1999 and January 31, 2000 (unaudited) .............................................   F-3

Notes to the Financial Statements ..............................................................................   F-4


LTG

Report of Independent Auditors .................................................................................   F-6

Combined Balance Sheet at October 31, 1999 and January 31, 2000 (unaudited) ....................................   F-7

Combined Statements of Operations for the period ended October 31, 1999
  and the three months ended January 31, 2000 (unaudited) ......................................................   F-8

Combined Statement of Invested Capital for the period ended October 31, 1999
  and the three months ended January 31, 2000 (unaudited) ......................................................   F-9

Combined Statements of Cash Flows for the period ended October 31, 1999 and the three months ended January 31, 2000 (unaudited) ......................................................  F-10

Notes to the Combined Financial Statements .....................................................................  F-11


GRAND HOTEL GROUP (PREDECESSOR)

Report of Independent Auditors .................................................................................  F-19

Combined Balance Sheet at December 31, 1998 ....................................................................  F-20

Combined Statements of Operations for the years ended December 31, 1997 and 1998, the three months ended January 31, 1999 (unaudited) and the six months ended June 30, 1999 ...................  F-21

Combined Statement of Divisional Equity for the years ended December 31, 1997 and 1998 and the six months ended June 30, 1999 .......................................................................  F-22

Combined Statements of Cash Flows for the years ended December 31, 1997 and 1998, the three months ended January 31, 1999 (unaudited) and the six months ended June 30, 1999 ...................  F-23

Notes to the Financial Statements ..............................................................................  F-24

                                 REPORT OF INDEPENDENT AUDITORS

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS
LEISURE TRAVEL GROUP, INC.

      We have audited the accompanying balance sheet of Leisure Travel Group, Inc. at October 31, 1999. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

      We conducted our audit in accordance with United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Leisure Travel Group Inc. at October 31, 1999, in conformity with United States generally accepted accounting principles.


                                                     Ernst & Young


Reading, England
March 8, 2000

                                   LEISURE TRAVEL GROUP, INC.

                                         BALANCE SHEET

                         (US DOLLARS IN THOUSANDS EXCEPT SHARE AMOUNTS)

                                                                     OCTOBER 31   JANUARY 31,
                                                                        1999         2000
                                                                     ----------   -----------
                                                                                  (UNAUDITED)
ASSETS
Current Assets
Cash and cash equivalents .......................................      $  --        $  --
                                                                       -----        -----
                                                                       $  --        $  --
                                                                       =====        =====

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Accounts payable ................................................      $  --        $  --

STOCKHOLDERS' EQUITY
Preferred stock, $0.001 par value, 5,000,000 shares authorized;
  none outstanding at October 31, 1999 and January 31, 2000 .....         --           --
Common stock, $0.001 par value, 25,000,000 shares authorized;
  none outstanding at October 31, 1999 and January 31, 2000 .....         --           --
    Total Stockholders' Equity ..................................         --           --
                                                                       -----        -----
                                                                       $  --        $  --
                                                                       =====        =====

                       See accompanying Notes to the Financial Statements

                           LEISURE TRAVEL GROUP, INC.

                       NOTES TO THE FINANCIAL STATEMENTS


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      DESCRIPTION OF BUSINESS

      Leisure Travel Group, Inc. ("Leisure Travel Group") was incorporated in Delaware in February 2000. Leisure Travel Group has not yet begun trading nor has Leisure Travel Group been capitalized. Upon the effectiveness of an initial public offering, Leisure Travel Group Limited ("LTGL") will acquire 100% of the share capital of Grand Hotel Group Limited ("GHG"), a private limited company organized under the laws of England and Wales and Leisure Travel Group will acquire 100% of the outstanding share capital of "LTGL," a private limited company organized under the laws of England and Wales, in exchange for the issuance of an aggregate of 4,640,000 shares of Leisure Travel Group's common stock. The majority shareholder of both LTGL and GHG is Kevin R. Leech, the Chairman of the Board of Leisure Travel Group.

2. STOCKHOLDERS' EQUITY

      GENERAL

      Leisure Travel Group is authorized to issue up to 25,000,000 shares of common stock, par value $.001 per share, and 5,000,000 shares of preferred stock, par value $.001 per share.

      COMMON STOCK

      Holders of common stock are entitled to one vote for each share held of record on each matter submitted to a vote of stockholders. There is no cumulative voting for the election of directors. Subject to the prior rights of any class or series of preferred stock which may from time to time be outstanding, if any, holders of common stock are entitled to receive ratably, dividends, when, as, and if declared by the Board of Directors out of funds legally available for that purpose and, upon the liquidation, dissolution, or winding up of Leisure Travel Group, are entitled to share ratably in all assets remaining after payment of liabilities and payment of accrued dividends and liquidation preferences on the preferred stock, if any. Holders of common stock have no preemptive rights and have no rights to convert their common stock into any other securities. The outstanding common stock is validly authorized and issued, fully-paid, and nonassessable.

      2000 STOCK OPTION PLAN

      On February 23, 2000, the Board of Directors and a majority of our stockholders adopted our 2000 Stock Option Plan (the "Plan"). We have reserved an aggregate of 1,000,000 shares of common stock for issuance pursuant to options granted under the Plan.

      The term of each option and the manner in which it may be exercised is determined by the Board of Directors or a committee, provided that no option may be exercisable more than 10 years after the date of its grant and, in the case of an incentive option granted to an eligible employee owning more than 10% of our common stock, no more than five years after the date of the grant. In any case, the exercise price of any stock option granted under the Plan will not be less than 85% of the fair market value of the common stock on the date of grant. The exercise price of non-qualified options shall be determined by the Board of Directors or a committee.

                           LEISURE TRAVEL GROUP, INC.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

      Unless the plan shall be earlier suspended or terminated by the Board of Directors, the Plan shall terminate on approximately 10 years from the date of its adoption. Any such termination of the Plan shall not affect the validity of any options previously granted thereunder.

      The exercise price of incentive stock options granted under the Plan must be at least 100% of the fair market value of the common stock on the grant date except that the exercise price of incentive stock options granted to a 10% stockholder must be at least 110% of such fair market value on the date of grant.

                         REPORT OF INDEPENDENT AUDITORS


TO THE BOARD OF DIRECTORS AND SHAREHOLDERS
LTG

     We have audited the accompanying combined balance sheet of LTG at October 31, 1999 and the related combined statements of operations, invested capital and cash flows for the period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of LTG at October 31, 1999 and its combined results of operations and its combined cash flows for the period then ended, in conformity with United States generally accepted accounting principles.



                                                                   ERNST & YOUNG


Reading, England
March 8, 2000

                                       LTG

                             COMBINED BALANCE SHEETS


                            (US DOLLARS IN THOUSANDS)


                                                                                     OCTOBER 31    JANUARY 31,
                                                                                        1999          2000
                                                                                     ----------    -----------
                                                                                                   (UNAUDITED)
ASSETS
Current Assets
Cash and cash equivalents ....................................................        $ 5,599        $ 2,139
Accounts receivable ..........................................................          1,497            971
Receivable from related party ................................................          1,289          1,821
Travel deposits ..............................................................          1,078            981
Inventories ..................................................................            503            554
Prepaid expenses and other current assets ....................................            959            933
                                                                                      -------        -------
    Total current assets .....................................................         10,925          7,399
                                                                                      =======        =======
Equipment and fixtures:
  Freehold land and buildings ................................................         23,001         23,119
  Leasehold land and buildings ...............................................          8,484          8,512
  Fixtures and equipment .....................................................          3,430          3,568
                                                                                      -------        -------
                                                                                       34,915         35,199
  Less accumulated depreciation ..............................................            988          1,277
                                                                                      -------        -------
                                                                                       33,927         33,922
Goodwill, net of accumulated amoritization of $37 and $63 at October 31,
  1999 and January 31, 2000, respectively ....................................          1,067          1,046
Debt issuance cost ...........................................................            416            397
                                                                                      -------        -------
                                                                                      $46,335        $42,764
                                                                                      =======        =======
LIABILITIES AND INVESTED CAPITAL
Current Liabilities
Short term borrowings ........................................................        $ 1,660        $ 1,667
Accounts payable .............................................................          1,360            578
Accrued expenses and other liabilities .......................................          1,230            750
Guest deposits ...............................................................          5,314          2,754
Taxes and social security payable ............................................          1,810          1,786
Deferred income taxes ........................................................             82             83
Capital lease obligations-- current portion ..................................            230            230
                                                                                      -------        -------
    Total current liabilities ................................................         11,686          7,848
Long term debt ...............................................................         33,040         33,192
Capital lease obligations-- noncurrent portion ...............................            396            377
[GRAPHIC OMITTED]

Invested Capital .............................................................          1,213          1,347
                                                                                      -------        -------
                                                                                      $46,335        $42,764
                                                                                      =======        =======









           See accompanying Notes to the Combined Financial Statements

                                       LTG

                        COMBINED STATEMENTS OF OPERATIONS


         (U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                                                   THREE
                                                                            PERIOD                MONTHS
                                                                             ENDED                 ENDED
                                                                           OCTOBER 31,           JANUARY 31,
                                                                             1999                   2000
                                                                          -----------           ------------
                                                                                                 (UNAUDITED)
Revenues:
  Rooms ........................................................          $     7,676           $     5,510
  Retail .......................................................                1,930                 1,180
  Travel .......................................................                6,811                 3,995
  Other ........................................................                  844                   492
                                                                          -----------           -----------
      Total revenues ...........................................               17,261                11,177
Operating costs and expenses:
  Direct cost of revenues ......................................                8,496                 7,950
  Staff costs ..................................................                3,575                 1,107
  Sales and marketing ..........................................                  721                   330
  General and administrative ...................................                2,098                 1,015
  Depreciation  and Amoritization ..............................                  205                   310
                                                                          -----------           -----------
      Total operating cost and
        expenses ...............................................               15,095                10,712
                                                                          -----------           -----------
Operating profit ...............................................                2,166                   465
Interest expense ...............................................                 (494)                 (331)
Interest income and other ......................................                   61                    67
                                                                          -----------           -----------
    Income before income taxes .................................                1,733                   201
Income taxes ...................................................                  520                    71
                                                                          -----------           -----------
Net income .....................................................          $     1,213           $       130
                                                                          ===========           ===========














           See accompanying Notes to the Combined Financial Statements

                                       LTG

                     COMBINED STATEMENTS OF INVESTED CAPITAL

                            (US DOLLARS IN THOUSANDS)


                                                                    INVESTED
                                                                    CAPITAL
                                                                    ---------

Net income for the period ending October 31, 1999 ................   $1,213
                                                                     ------

Balance at October 31, 1999 ......................................    1,213

Net income (unaudited) ...........................................      130

Currency translation adjustment (unaudited) ......................        4
                                                                     ------

Comprehensive income (unaudited) .................................      134
                                                                     ------

Balance at January 31, 2000 (unaudited) ..........................   $1,347
                                                                     ======


           See accompanying Notes to the Combined Financial Statements

                                       LTG

                        COMBINED STATEMENTS OF CASH FLOWS

                            (US DOLLARS IN THOUSANDS)

                                                                                 THREE
                                                                  PERIOD         MONTHS
                                                                   ENDED         ENDED
                                                                OCTOBER 31,     JANUARY 31,
                                                                   1999          2000
                                                                ----------     ------------
                                                                                (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income ................................................     $  1,213         $    130
Adjustments to reconcile net income
  to net cash provided by operating activities:
    Depreciation ..........................................          168              282
    Amortization ..........................................           37               28
    Amoritization of debt issuance costs ..................         --                 19
    Changes in operating assets and liabilities:
      Accounts receivable .................................       (1,485)             526
      Receivable from related parties .....................       (1,289)            (532)
      Travel deposits .....................................          552               97
      Inventory ...........................................         (503)             (51)
      Prepaid expenses and other current assets ...........         (855)              26
      Guest deposits ......................................        1,546           (2,560)
      Accounts payable ....................................        1,316             (782)
      Accrued expenses and other liabilities ..............        1,200             (480)
      Deferred income taxes ...............................           82             --
      Taxes and social security payable ...................        1,679              (24)
                                                                --------         --------
Net cash provided by (used in) operating activities .......        3,661           (3,321)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of equipment and fixtures .......................      (32,918)            (120)
Purchase of subsidiary ....................................        2,314             --
                                                                --------         --------
Net cash used in investing activities .....................      (30,604)            (120)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of debt .........................................         (420)            --
Proceeds from issuance of debt ............................       33,460             --
Payment of capital lease obligation .......................          (82)             (19)
Payment of debt issuance cost .............................         (416)            --
                                                                --------         --------
Net cash provided by (used in) financing activities .......       32,542              (19)
                                                                --------         --------
Net increase (decrease) in cash and cash equivalents ......        5,599           (3,460)
Cash and cash equivalents at the beginning of the period ..         --              5,599
                                                                --------         --------
Cash and cash equivalents at the end of the period ........     $  5,599         $  2,139
                                                                ========         ========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the period for interest ..................     $     60         $     15
                                                                ========         ========

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING ACTIVITIES
Equipment acquired under capital leases ...................     $    677         $   --
                                                                ========         ========

                See accompanying Notes to the Combined Financial Statements

                                       LTG

                   NOTES TO THE COMBINED FINANCIAL STATEMENTS

     (INFORMATION FOR THE THREE MONTHS ENDED JANUARY 31, 2000 IS UNAUDITED)


1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF PRESENTATION

      These financial statements comprise a combination of the financial statements of Leisure Travel Group Limited ("LTGL") and Grand Hotel Group ("GHG") which are entities under common control and which, together, are hereinafter referred to as "LTG." LTGL was formed in May 1999 but did not begin commercial operations until July 1, 1999 when it acquired Miss Ellie's World Travel Limited and GHG was formed in October 1998 but did not commence commercial operations until it acquired the five holiday resort hotels ("Grand Hotel Group (predecessor)") on June 30, 1999 as discussed below. The financial statements of LTGL include the results of Miss Ellie's World Travel Limited and the financial statements of GHG include the results of the hotels comprising Grand Hotel Group (predecessor) from July 1, 1999.

      DESCRIPTION OF BUSINESS

      In July 1999, LTGL acquired all of the issued and outstanding share capital of Miss Ellie's World Travel Limited. In exchange for such capital, LTGL paid an aggregate of $1,667,000 to the former stockholders of Miss Ellie's World Travel Limited. LTGL funded the acquisition through a loan from Red Kite Ventures Limited, an investment company beneficially owned by Red Kite Trust, the beneficiary of which is Kevin R. Leech. The acquisition resulted in the recording of $1,109,000 of goodwill. The terms of the acquisition provided for certain earnout provisions whereby we may be required to pay additional cash to the former stockholders of Miss Ellie's World Travel Limited equal to the pre-tax income of Miss Ellie's World Travel Limited earned for the 12 month period from April 1999 through March 2000.

      Effective June 30, 1999, GHG purchased from a subsidiary of The Rank Group plc substantially all of the operating assets relating to five hotels, including the properties, equipment, concessions, inventory, customer lists and records. GHG is 85% owned by Cygnet Ventures Limited, a Guernsey corporation controlled by Kevin R. Leech and 15% owned by certain other members of the Company's management team. In consideration for the sale of such assets, GHG paid The Rank Group plc $30.7 million, of which $13.9 million was paid in cash and the balance of $16.8 million was paid by GHG's issuance of a non-interest-bearing promissory note due in 2002. The note was secured by an irrevocable letter of credit issued by Citibank, N.A. in favor of Butlins Limited, a subsidiary of The Rank Group plc. The issuance of the letter of credit was obtained through the personal guaranty of Kevin R. Leech. GHG financed its cash payment of the purchase price through loans obtained from Arab Bank plc and Irish Nationwide Building Society secured by charges granted by GHG, including mortgages on the purchased hotels.

      EQUIPMENT AND FIXTURES

      Property and equipment are stated at cost. Costs of improvements are capitalized. Costs of normal repairs and maintenance are charged to expense as incurred. Upon the sale or retirement of property and equipment, the cost and related accumulated depreciation are removed from the respective accounts, and the resulting gain or loss, if any, is included in income.

                                       LTG

     (INFORMATION FOR THE THREE MONTHS ENDED JANUARY 31, 2000 IS UNAUDITED)


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

      Depreciation is provided on a straight-line basis over the estimated useful life of the assets. Leasehold improvements are amortized over the shorter of the asset life or lease term. The service lives of assets are as follows:

Freehold land and buildings        50 years

Leasehold land and buildings       Over shorter of the useful life or the lease
                                   term

Fixtures and equipment             3-20 years

      Equipment financed under a capital lease and accumulated amortization related to the leased assets were $677,000 and $3,000, respectively. There were no capital leases at December 31, 1998. Amortization related to capital leases is included in depreciation expense.

      INCOME TAXES

      Income taxes are accounted for in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." Under the asset and liability method of SFAS No. 109, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to carry forward losses and differences between the financial statement carrying amounts of existing assets and liabilities, and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred income tax assets are recorded at their likely realizable amount.

      USE OF ESTIMATES

      The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      GOODWILL

      Goodwill and other intangible assets are amortized on a systematic basis over the estimated useful lives of such assets, generally five years. Goodwill has been calculated as the excess of the purchase consideration paid over the fair value of the net assets acquired. The carrying amount of goodwill is reviewed on a regular basis for indicators of impairment. Should indicators of impairment exist, such impairment will be reviewed through the examination of discounted cash flows.

      FAIR VALUE OF FINANCIAL INSTRUMENTS

      The carrying amounts for the LTG's financial instruments, including cash, accounts receivable, accounts payable, accrued expenses and long-term debt approximate fair values.

      However, considerable judgment is required in interpreting market data to develop estimates of fair value. Therefore, the estimates are not necessarily indicative of the amounts which could be realized or would be paid in a current market exchange. The effect of using different market assumptions and/or estimation methodologies may be material to the estimated fair value amount.

                                       LTG

     (INFORMATION FOR THE THREE MONTHS ENDED JANUARY 31, 2000 IS UNAUDITED)


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

      CASH AND CASH EQUIVALENTS

      LTG considers investments in highly liquid instruments purchased with an original maturity of 90 days or less to be cash equivalents. Such amounts are stated at cost which approximates market value.

      As of October 31, 1999 and January 31, 2000, LTG's cash equivalents consisted of $1,773,000 and $821,000, respectively, of weekly treasury deposits, $1,620,000 and none, respectively, of monthly treasury deposits and $806,000 and $324,000, respectively, of money market funds. There were no unrealized gains or unrealized losses as of October 31, 1999 and January 31, 2000.

      CONCENTRATION OF CREDIT RISK

      LTG performs ongoing credit evaluations of its customers' financial condition and, generally, does not require collateral on accounts receivable. When required, LTG maintains allowances for credit losses and such losses have been within management's expectations. There was no allowance for doubtful accounts established for the periods presented and write-offs of accounts receivable have not been significant.

      There were no significant customers for any of the periods presented.

      REVENUE RECOGNITION

      Net revenues from providing hotel accommodations are recognized when our guests check out after their designated vacation stay and make payment. Net revenues from providing travel services include commissions and markups on travel products and services, volume bonuses received from travel suppliers, cancellation fees and other ancillary fees such as travel insurance premiums. Such revenues are recognized upon commencement of travel.

      ADVERTISING COSTS

      Costs related to advertising are expensed as incurred. Advertising expense was $322,000 and $375,000 for the period ending October 31, 1999 and the three months ending January 31, 2000, respectively.

      INVENTORY

      Stocks are stated at the lower of cost, which is calculated on a first in first out basis or net realisable value.

      PENSION PLAN

      LTG operates a defined contribution pension scheme. The pension costs relating to the scheme represent the contributions payable by LTG's subsidiaries. The contributions are expensed as they become payable in accordance with the rules of the plan. Amounts charged to expense relating to the plan for the period ending October 31, 1999 and the three months ending January 31, 2000 was $48,000 and $58,000, respectively.

      LTG's subsidiary also contributed to four private pensions for directors and senior employees totaling $6,000 and none for the period ended October 31, 1999 and the three months ending January 31, 2000.

                                       LTG

     (INFORMATION FOR THE THREE MONTHS ENDED JANUARY 31, 2000 IS UNAUDITED)


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

      FOREIGN CURRENCY TRANSLATION

      The functional currency of LTG is the pound sterling. On combination, these financial statements are translated into US dollars, in accordance with SFAS No. 52 "Foreign Currency Translation," the reporting currency of LTG using period-end rates for their balance sheets and average rates for the period for their statements of operations and cash flows. Translation gains and losses arising on translation are recorded in invested capital as other comprehensive income.

      There have been no transaction gains or losses in the periods presented.

      LTG has not entered into any hedging transactions or derivatives in the periods presented.

      NEW ACCOUNTING PRONOUNCEMENTS

      The Financial Accounting Standards Board has issued SFAS 133, which has not yet been adopted by LTG. SFAS 133, "Accounting for Derivative Instruments and Hedging Activities" is effective for fiscal years beginning after June 15, 2000. This standard requires all derivatives to be recognized as either assets or liabilities on the balance sheet at their fair values. It also prescribes the accounting to be followed for the changes in the fair values of derivatives depending upon their intended use and resulting designation. It supersedes or amends the existing standards which deal with hedge accounting and derivatives. LTG does not expect the effect that adopting this standard will have on the U.S. GAAP amounts reported in its financial statements.

2. INCOME TAXES

      Deferred income taxes reflect the net tax effects of temporary difference between the carrying amounts of assets and liabilities for financial reporting purposes and the amount used for income tax purposes.

      LTG's deferred tax liabilities are as follows (US dollars in thousands):

                                                                  OCTOBER 31,
                                                                     1999
                                                                  -----------
Deferred tax liabilities:
  Tax depreciation in excess of book depreciation ..............      $82
                                                                      ===

                                       LTG

     (INFORMATION FOR THE THREE MONTHS ENDED JANUARY 31, 2000 IS UNAUDITED)


2. INCOME TAXES--(CONTINUED)

      A reconciliation of the income tax provision at the statutory rate to the income tax provision at the effective tax rate is as follows (US dollars in thousands):

                                                                 PERIOD ENDED
                                                               OCTOBER 31, 1999
                                                               ----------------
    Income taxes computed at the UK statutory rate ...........        $426
    Non-qualifying depreciation expense ......................          40
    Qualifying depreciation expense, net of capital ..........          54
                                                                      ----
              Total ..........................................        $520
                                                                      ====

3. LONG-TERM DEBT

      In consideration for the purchase of Miss Ellie's World Travel Limited, the Company paid an aggregate of $1,667,000 to the former stockholders of Miss Ellie's World Travel Limited. LTGL funded the acquisition through a loan from Red Kite Ventures Limited, an investment company beneficially owned by Red Kite Trust, the beneficiaries of which are members of the family of Kevin R. Leech. Upon the effectiveness of the offering, the loan will be exchanged for a number of the Company's common shares equal to the outstanding loan balance divided by the Company's initial public offering price.

      In consideration for the purchase of the assets of The Rank Group plc, as discussed in Note 1, GHG issued 100 redeemable non-voting shares to The Rank Group plc and discharged a liability of The Rank Group plc to Butlin's Limited, a subsidiary of The Rank Group plc, in the amount of approximately $30.7 million, of which approximately $13.9 million was paid in cash and the balance of approximately $16.8 million was settled by GHG's issuance to Butlin's Limited of a non-interest-bearing promissory note due 2002. The GHG note is secured by an irrevocable letter of credit issued by Citibank, N.A. in favor of Butlin's Limited.

      In connection with the purchase of the hotels discussed above, LTG entered into an agreement with Arab Bank plc and Irish Nationwide Building Society whereby the company was to draw down on a loan of up to (pound)10 million ($16.2 million) or 70% of the purchase cost of the hotels (exclusive of any goodwill attributed to the purchase). The facility matures five years from the date of drawdown. The facility is to be repaid in instalments of $4,048,000 each on the second, third and fourth anniversaries of the drawndown date with the remainder due upon maturity.

      The loan is secured by assets (including property), share capital and $13.7 million in key man life insurance on Kevin Leech. There are various financial and non-financial covenants that must be maintained on a quarterly and annual basis.

      Upon completion of the acquisition, LTG executed its right to draw down on the facility for the entire $16.2 million at an interest rate of 1.75% over LIBOR (7.50% as at October 31, 1999).

      LTG also entered into a $161,000 loan with Cygnet, a company controlled by Kevin Leech, due in 2002 which bears interest at 2% over the HSBC base rate (7.25% as at October 31, 1999). The loan is unsecured and is to be used for working capital purposes.

                                       LTG

     (INFORMATION FOR THE THREE MONTHS ENDED JANUARY 31, 2000 IS UNAUDITED)


3. LONG-TERM DEBT--(CONTINUED)

      The five year payout of the long-term debt discussed above is as follows (US dollars in thousands):

              YEARS ENDING OCTOBER 31:
              ------------------------
                2000 ....................................     $  --
                2001 ....................................       4,048
                2002 ....................................       4,048
                2003 ....................................      21,048
                2004 ....................................       4,048
                                                              -------
                                                              $33,192
                                                              =======


4. COMMITMENTS

      LTG leases facilities and equipment, under noncancelable operating leases which expire at various times. Following is a schedule of future minimum lease payments under both operating and capital leases at October 31, 1999 (US dollars in thousands):

                                                     OPERATING          CAPITAL
YEARS ENDING OCTOBER 31:                              LEASES             LEASES
------------------------                             ---------          -------
    2000 ...........................................  $   91              $306
    2001 ...........................................      91               306
    2002 ...........................................      87               169
    2003 ...........................................      69                 5
    2004 ...........................................      58                 2
    Thereafter .....................................   2,568                --
                                                      ------              ----
    Total minimum payments required ................  $2,964               788
                                                      ======
    Less amount representing interest ..............                      (162)
                                                                          ----
    Present value of future lease payments .........                       626
    Less current portion ...........................                      (230)
                                                                          ----
    Noncurrent portion .............................                      $396
                                                                          ====


      Rent expense, net of rental income was $99,000 and $59,000 for the period ended October 31, 1999 and the three months ending January 31, 2000, respectively.

                                       LTG

     (INFORMATION FOR THE THREE MONTHS ENDED JANUARY 31, 2000 IS UNAUDITED)


5.  SEGMENTAL INFORMATION

      LTG's businesses are organized, managed and internally reported as separate leisure and travel segments which are reportable under SFAS 131, "Disclosures about Segments of an Enterprise and Related Information." The leisure group operates five holiday resort hotels situated near major seaside resorts in England and Wales. The travel group offers travel-related services and accommodations in a variety of holiday destinations in Europe. North America and South Africa.

      The accounting policies of the segments are the same as those described in the summary of significant accounting policies. We evaluate performance and allocate resources based on segment operating income. There were no intersegment sales during the periods presented. All sales to external customers were made to customers within the United Kingdom and all long-lived assets were held within the United Kingdom. No individual customer accounted for over 10% of net revenues for the periods presented.

                                                                    THREE MONTHS
                                                   PERIOD ENDED         ENDED
                                                    OCTOBER 31,      JANUARY 31,
                                                       1999             2000
                                                   ------------     ------------
                                                     (US DOLLARS IN THOUSANDS)
Net sales:
  Leisure segment .............................      $10,450         $ 7,182
  Travel segment ..............................        6,811           3,995
                                                     -------         -------
    Net sales .................................      $17,261         $11,177
                                                     =======         =======
Segmental income:
  Leisure segment .............................      $ 2,022         $   491
  Travel segment ..............................          144             (26)
                                                     -------         -------
    Total operating income ....................        2,166             465
  Interest expense ............................         (494)           (331)
  Interest income and other ...................           61              67
  Provision for income taxes ..................          520              71
                                                     -------         -------
    Net income ................................      $ 1,213         $   130
                                                     =======         =======
Expenditures for long-lived assets:
  Leisure segment .............................      $32,797         $   120
  Travel segment ..............................          121            --
                                                     -------         -------
    Total expenditures for long-lived assets ..      $32,918         $   120
                                                     =======         =======
Depreciation and amortization:
  Leisure segment .............................      $   128         $   243
  Travel segment ..............................           77              67
                                                     -------         -------
    Total depreciation and amortization .......      $   205         $   310
                                                     =======         =======


                                                   OCTOBER 31,      JANUARY 31,
                                                      1999             2000
                                                   -----------      ------------
Total assets:
  Leisure segment .............................      $42,043         $38,696
  Travel segment ..............................        4,292           4,068
                                                     -------         -------
    Total assets ..............................      $46,335         $42,764
                                                     =======         =======

                                       LTG

     (INFORMATION FOR THE THREE MONTHS ENDED JANUARY 31, 2000 IS UNAUDITED)


6.  SUBSEQUENT EVENTS

     In February 2000, LTGL acquired all of the issued and outstanding share capital of Ilios Travel Limited, a private company organized under the laws of England and Wales. In exchange for such capital, LTGL paid an aggregate of $526,000 to the former stockholders of Ilios Travel Limited. LTGL funded this acquisition through a loan from Red Kite Ventures Limited.


     Upon the effectiveness of an initial public offering and the capitalization of the $1,667,000 loan from Red Kite Ventures Limited to LTGL for the acquisition of Miss Ellie's World Travel Limited, LTGL will acquire 49% of the share capital of trrravel.com Limited from ci4net.com, Inc., a company controlled by Kevin R. Leech, in exchange for the issuance of 220,000 shares of our common stock.

                       REPORT OF INDEPENDENT AUDITORS


TO THE BOARD OF DIRECTORS AND SHAREHOLDERS
GRAND HOTEL GROUP LIMITED


     We have audited the accompanying combined balance sheet of Grand Hotel Group (Predecessor) at December 31, 1998 and the related combined statements of operations, divisional equity and cash flows for each of the two years in the period ending December 31, 1998 and the six months ended June 30, 1999. These financial statements are the responsibility of the Grand Hotel Group (Predecessor) management. Our responsibility is to express an opinion on these financial statements based on our audits.


     We conducted our audits in accordance with United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of Grand Hotel Group (Predecessor) at December 31, 1998 and the combined results of its operations and its combined cash flows for each of the two years in the period ending December 31, 1998 and the six months ended June 30, 1999 in conformity with United States generally accepted accounting principles.


                                                                   ERNST & YOUNG



Reading, England
March 8, 2000

                       GRAND HOTEL GROUP (PREDECESSOR)

                                  BALANCE SHEET


                            (US DOLLARS IN THOUSANDS)



                                                                   DECEMBER 31,
                                                                      1998
                                                                   ------------
ASSETS
Current Assets
Cash and cash equivalents .................................         $  --
Accounts receivable .......................................             232
Inventories ...............................................             990
Prepaid expenses and other current assets .................             328
                                                                    -------
    Total current assets ..................................           1,550

Equipment and fixtures:
  Freehold land and buildings .............................          18,015
  Leasehold land and buildings ............................           6,285
  Fixtures and equipment ..................................          19,714
                                                                    -------
                                                                     44,014
  Less accumulated depreciation ...........................          18,614
                                                                    -------
                                                                    $26,950
                                                                    =======




LIABILITIES AND DIVISIONAL EQUITY
Current Liabilities
Accounts payable ..........................................         $ 1,288
Accrued expenses and other liabilities ....................             849
Guest deposits ............................................             886
Taxes and social security payable .........................             335
Deferred income taxes .....................................             158
                                                                    -------
    Total current liabilities .............................           3,516


DIVISIONAL EQUITY
Divisional equity .........................................          22,093
Accumulated Other Comprehensive Income ....................           1,341
                                                                    -------
    Total Divisional equity ...............................          23,434
                                                                    -------
                                                                    $26,950
                                                                    =======







               See accompanying Notes to the Financial Statements

                       GRAND HOTEL GROUP (PREDECESSOR)

                            STATEMENTS OF OPERATIONS


                            (US DOLLARS IN THOUSANDS)

                                                                          THREE          SIX
                                                   YEAR ENDED            MONTHS         MONTHS
                                                  DECEMBER 31,            ENDED         ENDED
                                             ----------------------     JANUARY 31,    JUNE 30,
                                               1997          1998          1999          1999
                                             --------      --------      --------      --------
Revenues:
  Rooms ...................................  $ 24,499      $ 23,967      $  5,592      $  8,208
  Retail ..................................     8,390         7,555         1,800         2,910
  Other ...................................       896           924           214           408
                                             --------      --------      --------      --------
      Total revenues ......................    33,785        32,446         7,606        11,526
Operating costs and expenses:
  Direct cost of revenues .................     8,051         7,583         1,954         2,797
  Staff costs .............................     9,155         8,840         2,149         4,288
  Sales and marketing .....................     1,325         2,001           472           483
  General and administrative ..............     6,645         6,634         1,590         3,349
  Corporate allocations ...................     1,802           910           312           792
  Depreciation ............................     2,104         1,945           346           929
                                             --------      --------      --------      --------
      Total operating cost and expenses ...    28,982        27,913         6,823        12,638
                                             --------      --------      --------      --------
    Operating profit (loss) ...............     4,803         4,533           783        (1,112)
Interest expense, net .....................      --            --            --            --
                                             --------      --------      --------      --------
    Income (loss) before income taxes .....     4,803         4,533           783        (1,112)
Income taxes ..............................     2,027         1,859           321          --
                                             --------      --------      --------      --------
    Net income (loss) .....................  $  2,776      $  2,674      $    462      $ (1,112)
                                             ========      ========      ========      ========








               See accompanying Notes to the Financial Statements

                       GRAND HOTEL GROUP (PREDECESSOR)

                         STATEMENT OF DIVISIONAL EQUITY


                            (US DOLLARS IN THOUSANDS)

                                                     ACCUMULATED
                                                        OTHER
                                        DIVISIONAL  COMPREHENSIVE
                                          EQUITY        INCOME         TOTAL
                                         --------      --------      --------
Balance at January 1, 1997 .........     $ 24,010      $  2,289      $ 26,299
Net income .........................        2,776          --           2,776
Currency translation adjustment ....         --          (1,178)       (1,178)
                                                                     --------
  Comprehensive income .............                                    1,598
Net decrease in amount due to parent       (3,064)                     (3,064)
                                         --------      --------      --------
Balance at December 31, 1997 .......       23,722         1,111        24,833
Net income .........................        2,674          --           2,674
Currency translation adjustment ....         --             230           230
  Comprehensive income .............                                    2,904
Net decrease in amount due to parent       (4,303)                     (4,303)
                                         --------      --------      --------
Balance at December 31, 1998 .......       22,093         1,341        23,434
Net loss ...........................       (1,112)         --          (1,112)
Currency translation adjustment ....         --          (2,069)       (2,069)
                                                                     --------
  Comprehensive income .............                                   (3,181)
Net decrease in amount due to parent       (1,688)         --          (1,688)
                                                       --------      --------
Balance at June 30, 1999 ...........       19,293          (728)       18,565
                                         ========      ========      ========













               See accompanying Notes to the Financial Statements

                         GRAND HOTEL GROUP (PREDECESSOR)

                            STATEMENTS OF CASH FLOWS


                            (US DOLLARS IN THOUSANDS)

                                                                                         THREE          SIX
                                                                  YEAR ENDED            MONTHS         MONTHS
                                                                 DECEMBER 31,            ENDED         ENDED
                                                            ----------------------     JANUARY 31,    JUNE 30,
                                                              1997          1998          1999          1999
                                                            --------      --------      --------      --------
                                                                                       (UNAUDITED)
Cash flows from operating activities
Net income/(loss) ....................................      $ 2,776       $ 2,674       $   462       $(1,112)
Adjustments to reconcile net income
  (loss) to net cash provided by operating activities:
    Depreciation .....................................        2,104         1,945           346           929
    Changes in operating assets and liabilities:
      Accounts receivable ............................          109           114            52            79
      Inventory ......................................           92          (168)           47           447
      Prepaid expenses and other current assets ......         (324)          424            68          (467)
      Guest deposits .................................          301          (620)         (186)        1,982
      Accounts payable ...............................          529          (179)          (77)         (260)
      Accrued expenses and other liabilities .........          621           206           (10)         (605)
      Deferred income taxes ..........................         --             158          --            (158)
      Taxes and social security payable ..............          (15)          129            25           900
                                                            -------       -------       -------       -------
Net cash provided by operating activities ............        6,193         4,683           727         1,735
Cash flows from investing activities
Purchases of equipment and fixtures ..................       (3,129)         (378)         (152)          (47)
                                                            -------       -------       -------       -------
Net cash used in investing activities ................       (3,129)         (378)         (152)          (47)
                                                            -------       -------       -------       -------
Cash flows from financing activities
Change in divisional equity ..........................       (3,064)       (4,305)         (575)       (1,688)
                                                            -------       -------       -------       -------
Net cash used in financing activities ................       (3,064)       (4,305)         (575)       (1,688)
                                                            -------       -------       -------       -------
Net increase in cash and cash equivalents ............         --            --            --            --
Cash and cash equivalents at the
  beginning of the period ............................         --            --            --            --
                                                            -------       -------       -------       -------
Cash and cash equivalents at the
  end of the period ..................................      $  --         $  --             $--       $  --
                                                            =======       =======       =======       =======









               See accompanying Notes to the Financial Statements

                        GRAND HOTEL GROUP (PREDECESSOR)

                       NOTES TO THE FINANCIAL STATEMENTS

     (INFORMATION FOR THE THREE MONTHS ENDED JANUARY 31, 1999 IS UNAUDITED)


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      DESCRIPTION OF BUSINESS

      Grand Hotel Group Limited ("Grand Hotel Group"), is a United Kingdom corporation which owns five holiday resort Hotel located in Wales and the Northern and Southern regions of England. The hotels, which are situated near major seaside resorts, have 1,274 available rooms and offer popular priced vacation accommodations, including food and entertainment, for week-end and lengthier stays. They cater primarily to mature couples and groups seeking short holiday breaks of between three to four days.

      Grand Hotel Group is 85% owned by Cygnet Ventures Limited, a Guernsey corporation controlled by Kevin R. Leech, and 15% owned by other members of Grand Hotel Group's management team. On June 30, 1999, Grand Hotel Group purchased from Rank Holidays Division Limited, a subsidiary of The Rank Group plc, substantially all of the operating assets relating to five hotels formerly known as the Butlin's Provincial Hotels ("Grand Hotel Group (Predecessor)"). As consideration for these assets, Grand Hotel Group paid the seller the sum of $30.7 million, of which $13.9 million was paid in cash and the balance of $16.8 million was evidenced by a Grand Hotel Group non-interest bearing note due 2002. The purchase note was secured by an irrevocable letter of credit issued by Citibank N.A. in favor of Butlins Limited, a subsidiary of The Rank Group plc. Such financial accommodation was obtained through the personal guaranty of Kevin
R. Leech, secured by his pledge of personally owned securities unrelated to the Company.

      GHG has entered into an agreement whereby, upon completion of a proposed initial public offering by Leisure Travel Group, Inc ("Leisure Travel Group"), a company principally owned by Kevin Leech, Leisure Travel Group Limited ("LTGL") will acquire all the outstanding share capital of Grand Hotel Group in exchange for 94,468 ordinary shares of LTGL and Leisure Travel Group will acquire all the outstanding share capital of LTGL, including the 94,468 ordinary shares mentioned above, in exchange for 4,640,000 shares of Leisure Travel Group's common stock. Additionally, Leisure Travel Group will arrange for the repayment of the (pound)10.4 million ($16.8 million) purchase note. The combination will be accounted for using pooling of interest principles as a combination of entities under common control.

      BASIS OF PRESENTATION

      These financial statements have been prepared to show the performance of Grand Hotel Group (Predecessor) for the two years in the period ended December 31, 1998 and the six months ended June 30, 1999, reflecting the respective periods of ownership by The Rank Group plc.

      FOREIGN CURRENCY TRANSLATION

      The functional currency of Grand Hotel Group (Predecessor) is the pound sterling. For reporting purposes, these financial statements are translated into US dollars in accordance with Statement of Financial Accounting Standards ("SFAS") No. 52, "Foreign Currency Translation," using period-end rates for their balance sheets and average rates for the period for their statements of operations and cash flows. Translation gains and losses arising on translation are recorded in invested capital as other comprehensive income.

      There have been no transaction gains of losses in the periods presented.

      Grand Hotel Group (Predecessor) has not entered into any hedging transactions or derivatives in the periods presented.

     (INFORMATION FOR THE THREE MONTHS ENDED JANUARY 31, 1999 IS UNAUDITED)


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

      EQUIPMENT AND FIXTURES

      Property and equipment are stated at cost. Costs of improvements are capitalized. Costs of normal repairs and maintenance are charged to expense as incurred. Upon the sale or retirement of property and equipment, the cost and related accumulated depreciation are removed from the respective accounts, and the resulting gain or loss, if any, is included in income.

      Depreciation is provided on a straight-line basis over the estimated useful life of the assets. Leasehold improvements are amortized over the shorter of the asset life or lease term. The service lives of assets are as follows:

      Freehold land and buildings              50 years

      Leasehold land and buildings             Over shorter of the useful life
                                               or the lease term

      Fixtures and equipment                   3-20 years

      INCOME TAXES

      Income taxes are accounted for in accordance with SFAS No. 109, "Accounting for Income Taxes." Under the asset and liability method of SFAS No. 109, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to carry forward losses and differences between the financial statement carrying amounts of existing assets and liabilities, and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred income tax assets are recorded at their likely realizable amount.

      USE OF ESTIMATES

      The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      FAIR VALUE OF FINANCIAL INSTRUMENTS

      The carrying amounts for the financial instruments of Grand Hotel Group (Predecessor), including cash, accounts receivable, accounts payable, accrued expenses and long-term debt approximate fair values.

      However, considerable judgment is required in interpreting market data to develop estimates of fair value. Therefore, the estimates are not necessarily indicative of the amounts which could be realized or would be paid in a current market exchange. The effect of using different market assumptions and/or estimation methodologies may be material to the estimated fair value amount.

      CASH AND CASH EQUIVALENTS

      Grand Hotel Group (Predecessor) considers investments in highly liquid instruments purchased with an original maturity of 90 days or less to be cash equivalents. Such amounts are stated at cost which approximates market value.

     (INFORMATION FOR THE THREE MONTHS ENDED JANUARY 31, 1999 IS UNAUDITED)


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

      CONCENTRATION OF CREDIT RISK

      Grand Hotel Group (Predecessor) performs ongoing credit evaluations of its customers' financial condition and, generally, does not require collateral on accounts receivable. When required, the Grand Hotel Group (Predecessor) maintains allowances for credit losses and such losses have been within management's expectations. There was no allowance for doubtful accounts established for the periods presented and write-offs of accounts receivable have not been significant.

      There were no significant customers for any of the periods presented.

      REVENUES

      Net revenues from providing hotel accommodations are recognized when our guests check out after their designated vacation stay and make payment. Net revenues from providing travel services include commissions and markups on travel products and services, volume bonuses received from travel suppliers, cancellation fees and other ancillary fees such as travel insurance premiums. Such revenues are recognized upon commencement of travel.

      ADVERTISING COSTS

      Costs related to advertising are expensed as incurred. There was no direct advertising expense in the periods presented as these costs were part of the corporate allocations.

      INVENTORY

      Inventories are stated at the lower of cost, which is calculated on a first in first out basis, or net realisable value.

      NEW ACCOUNTING PRONOUNCEMENTS

      The Financial Accounting Standards Board has issued SFAS 133 "Accounting for Derivative Instruments and Hedging Activities", which has not yet been adopted by Grand Hotel Group (Predecessor). SFAS 133 is effective for fiscal years beginning after June 15, 2000. This standard requires all derivatives to be recognized as either assets or liabilities on the balance sheet at their fair values. It also prescribes the accounting to be followed for the changes in the fair values of derivatives depending upon their intended use and resulting designation. It supersedes or amends the existing standards which deal with hedge accounting and derivatives. Grand Hotel Group (Predecessor) does not expect the effect that adopting this standard will have on the amounts reported in its financial statements.

2. INCOME TAXES

      Deferred income taxes reflect the net tax effects of temporary difference between the carrying amounts of assets and liabilities for financial reporting purposes and the amount used for income tax purposes.

      Significant components of the deferred tax liabilities of Grand Hotel Group (Predecessor) are as follows (US dollars in thousands):

                                                               DECEMBER 31,
                                                                   1998
                                                               ------------
      Deferred tax liabilities:
        Tax depreciation in excess of book depreciation .....      $158
                                                                   ----
      Net deferred tax liabilities: .........................      $158
                                                                   ====

     (INFORMATION FOR THE THREE MONTHS ENDED JANUARY 31, 1999 IS UNAUDITED)


2. INCOME TAXES--(CONTINUED)

      A reconciliation of the income tax provision at the statutory rate to the income tax provision at the effective tax rate is as follows (US dollars in thousands):

                                                     YEARS ENDED DECEMBER 31,     SIX MONTHS
                                                    -------------------------       ENDED
                                                        1997         1998       JUNE 30, 1999
                                                       ------        ------     -------------
Income taxes computed at the UK statutory rate ...     $1,514        $1,405        $ (531)
Non-qualifying depreciation expense ..............        439           401           188
Qualifying depreciation expense, net of capital ..         74            53             5
Non recognizable loss due to sale of hotels ......       --            --             338
                                                       ------        ------        ------
      Total ......................................     $2,027        $1,859        $ --
                                                       ======        ======        ======

3. COMMITMENTS

      Grand Hotel Group (Predecessor) leases facilities and equipment, under noncancelable operating leases which expire at various times. Following is a schedule of future minimum lease payments under operating leases at December 31, 1998 (US dollars in thousands):

                                                                  OPERATING
YEARS ENDING OCTOBER 31:                                           LEASES
------------------------                                          ----------
    1999 .......................................................   $  106
    2000 .......................................................      151
    2001 .......................................................      151
    2002 .......................................................      144
    2003 .......................................................      114
    Thereafter .................................................    4,356
                                                                   ------
    Total minimum payments required ............................   $5,022
                                                                   ======

      Rent expense, net of rental income was approximately $100,000 in 1997, $103,000 in 1998 and $52,000 for the six months ended June 30, 1999.

================================================================================




                                3,000,000 SHARES


                           LEISURE TRAVEL GROUP, INC.



                                  COMMON STOCK






                                -----------------


                                   PROSPECTUS


                                -----------------




                              ROTH CAPITAL PARTNERS
                             I N C O R P O R A T E D






                                         , 2000






     UNTIL ___________, 2000 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THE DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

================================================================================

                                     PART II


                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the costs and expenses in connection with the sale and distribution of the securities being registered, other than underwriting discounts and commissions.

      SEC registration fee ................................         $ 10,929.60
      NASD filing fee .....................................         $  4,640.00
      Nasdaq National Market listing fee ..................         $ 72,875.00
      Transfer Agent Fees .................................         $ 15,000.00*
      Cost of Printing and Engraving ......................         $225,000.00*
      Legal Fees and Expenses .............................         $250,000.00*
      Accounting Fees and Expenses ........................         $150,000.00*
      Blue Sky Fees and Expenses ..........................         $ 15,000.00*
      Miscellaneous .......................................         $  6,555.40*
                                                                    -----------
            Total .........................................         $750,000.00*
                                                                    ===========
----------------------
  *  Estimated


ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.


     Section 145(a) of the Delaware General Corporation Law (the "General Corporation Law") provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no cause to believe his or her conduct was unlawful.


     Section 145(b) of the General Corporation Law provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses actually and reasonably incurred by him or her in connection with the defense or settlement of such action or suit if he or she acted under similar standards as set forth above, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine that despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to be indemnified for such expenses which the court shall deem proper.


     Section 145 of the General Corporation Law further provides that to the extent a director or officer of a corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in subsections (a) and (b) or in the defense of any claim, issue or matter therein, he or she shall be indemnified against expenses actually and reasonably incurred by him or her in connection therewith; that indemnification provided for by
Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and that the corporation may purchase and maintain insurance on behalf of such person against any liability asserted against him or her or incurred by him or her in any such capacity or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liabilities under such Section 145.

     Section 102(b)(7) of the General Corporation Law provides that a corporation in its original certificate of incorporation or an amendment thereto validly approved by stockholders may eliminate or limit personal liability of members of its board of directors or governing body for monetary damages for breach of a director's fiduciary duty. However, no such provision may eliminate or limit the liability of a director for breaching his or her duty of loyalty, failing to act in good faith, engaging in intentional misconduct or knowingly violating a law, paying a dividend or approving a stock repurchase or redemption which was illegal, or obtaining an improper personal benefit. A provision of this type has no effect on the availability of equitable remedies, such as injunction or rescission, for breach of fiduciary duty. Our Certificate of Incorporation contains such a provision.


     Article Thirteenth of our Certificate of Incorporation eliminates the personal liability of directors and/or officers to us or our stockholders for monetary damages for breach of fiduciary duty as a director; provided that such elimination of the personal liability of a director and/or officer does not apply to: (i) any breach of such person's duty of loyalty to us or our stockholders; (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) actions prohibited under Section 174 of the General Corporation Law (i.e., liabilities imposed upon directors who vote for or assent to the unlawful payment of dividends, unlawful repurchases or redemption of stock, unlawful distribution of our assets to the stockholders without the prior payment or discharge of our debts or obligations, or unlawful making or guaranteeing of loans to directors and/or officers); or
(iv) any transaction from which the director derived an improper personal benefit. In addition, Article Fourteenth of our Certificate of Incorporation and
Article VI of our bylaws provide that we shall indemnify our corporate personnel, directors and officers to the fullest extent permitted by the General Corporation Law, as amended from time to time.


     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us as disclosed above, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is therefore unenforceable.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

     None.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

          (A)  EXHIBITS.

 EXHIBIT NO.                                    DESCRIPTION
 -----------                                    -----------


   **1.1 Form of Underwriting Agreement between Leisure Travel Group, Inc. and Roth Capital Partners Incorporated (the "Representative").

    *3.1    Certificate of Incorporation of the Company.

    *3.2    By-Laws of the Company.

   **4.1    Specimen Common Stock Certificate.

   **4.2 Form of Representative's Warrant Agreement between Leisure Travel Group, Inc. and the Representative, including form of Representative's Warrant therein.

   **5.1    Opinion of Greenberg Traurig, LLP.

  **10.1 Employment Agreement, dated as of ________, between Leisure Travel Group, Inc. and Raymond J. Peel.

  **10.2 Employment Agreement, dated as of ________, between Leisure Travel Group, Inc. and Rod Rogers.

  **10.3 Employment Agreement, dated as of ________, between Leisure Travel Group, Inc. and David Marriott.

    10.4 Agreement and Plan of Share Exchange, dated as of March 9, 2000, by and among Leisure Travel Group, Inc., Leisure Travel Group Limited and the Shareholders listed therein.

   *10.5    Leisure Travel Group, Inc. 2000 Stock Option Plan.

   *10.6    Form of Incentive Stock Option Agreement.

   *10.7    Form of Non-qualified Stock Option Agreement.

  **10.8 Asset Sale Agreement, dated June 30, 1999, between Rank Holidays Division Limited and Grand Hotel Group Limited.

 EXHIBIT NO.                                    DESCRIPTION
 -----------                                    -----------


   *10.9 Loan Agreement, dated June 30, 1999, among Grand Hotel Group Limited, Arab Bank plc and Irish Nationwide Building Society.

   *10.10 Inter-creditor Agreement, dated June 30, 1999, between Grand Hotel Group Limited, Cygnet Ventures Limited, Arab Bank plc and Irish Nationwide Building Society.

   *10.11 Share Sale Agreement, dated July 5, 1999, among Ellen Doherty, Ellen Doherty Settlement 1997 and Leisure Travel Group Limited.

   *10.12 Sale Agreement, dated July 5, 1999, between Ellen Doherty and Leisure Travel Group Limited.

   *10.13 Agreement for the Acquisition of the Issued Share Capital of Ilios Travel Limited, dated January 2000, between Nita Eugenie Anne Beecroft and Leisure Travel Group Limited.

    23.1    Consent of Ernst & Young.

    23.2    Consent of Ernst & Young.

    23.3    Consent of Ernst & Young.

  **23.4 Consent of Greenberg Traurig, LLP (included in the opinion filed as Exhibit 5.1).

    24.1 Power of Attorney (set forth on signature page of the Registration Statement).

   *27.1    Financial Data Schedule.


--------------------


* Filed with Form S-1 originally filed with the Securities and Exchange Commission on March 10, 2000.

**    To be filed by amendment.



          (B)  FINANCIAL STATEMENT SCHEDULES.

     All financial statement schedules have been omitted because the required information is not applicable or not present in amounts sufficient to require submission of the schedule, or because the information required is included in the financial statements or the notes thereto.

ITEM 17.  UNDERTAKINGS.

     The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.


     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit of proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.


     The undersigned registrant hereby undertakes that:


      (1) For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497 (h) under the Securities Act of 1933, as amended, shall be deemed to be part of this registration statement as of the time it was declared effective.

      (2) For the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Pre-effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of New York, State of New York on this th__ day of May, 2000.


                                     LEISURE TRAVEL GROUP, INC.

                                     By:  /s/ RAYMOND J. PEEL
                                          -------------------------------------
                                          RAYMOND J. PEEL
                                          PRESIDENT AND CHIEF EXECUTIVE OFFICER



                                POWER OF ATTORNEY

      KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Raymond J. Peel and Philip Mason, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and any other regulatory authority, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act, this Pre-effective Amendment No. 1 to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.


           SIGNATURE                              TITLE                        DATE
           ---------                              -----                        ----
/s/     RAYMOND J. PEEL                   President and Chief               May __, 2000
----------------------------------        Executive Officer
        RAYMOND J. PEEL                   (Principal Executive Officer)


/s/      STEPHEN LAST                     Executive Vice President          May __, 2000
----------------------------------        and Chief Financial Officer
         STEPHEN LAST                     (Principal Financial and
                                          Accounting Officer)


/s/     KEVIN R. LEECH                    Chairman of the Board             May __, 2000
----------------------------------
        KEVIN R. LEECH


/s/      PHILIP MASON                     Director                          May __, 2000
----------------------------------
         PHILIP MASON


/s/    RAYMOND J. PEEL                    Director                          May __, 2000
----------------------------------
       RAYMOND J. PEEL


/s/      ROD RODGERS                      Director                          May __, 2000
----------------------------------
         ROD RODGERS


/s/      Stephen Last                     Director                          May __, 2000
----------------------------------
         STEPHEN LAST

                                  EXHIBIT INDEX

  EXHIBIT NO.                                  DESCRIPTION
  -----------                                  -----------

    **1.1 Form of Underwriting Agreement between Leisure Travel Group, Inc. and Roth Capital Partners Incorporated (the "Representative").

     *3.1     Certificate of Incorporation of the Company.

     *3.2     By-Laws of the Company.

    **4.1     Specimen Common Stock Certificate.

    **4.2 Form of Representative's Warrant Agreement between Leisure Travel Group, Inc. and the Representative, including form of Representative's Warrant therein.

    **5.1     Opinion of Greenberg Traurig, LLP.

   **10.1 Employment Agreement, dated as of _______, between Leisure Travel Group, Inc. and Raymond J. Peel.

   **10.2 Employment Agreement, dated as of _______, between Leisure Travel Group, Inc. and Rod Rogers.

   **10.3 Employment Agreement, dated as of _______, between Leisure Travel Group, Inc. and David Marriott.

     10.4 Agreement and Plan of Share Exchange, dated as of March 9, 2000, by and among Leisure Travel Group, Inc., Leisure Travel Group Limited and the Shareholders listed therein.

    *10.5     Leisure Travel Group, Inc. 2000 Stock Option Plan.

    *10.6     Form of Incentive Stock Option Agreement.

    *10.7     Form of Non-qualified Stock Option Agreement.

   **10.8 Asset Sale Agreement, dated June 30, 1999, between Rank Holidays Division Limited and Grand Hotel Group Limited.

    *10.9 Loan Agreement, dated June 30, 1999, among Grand Hotel Group Limited, Arab Bank plc and Irish Nationwide Building Society.

    *10.10 Inter-creditor Agreement, dated June 30, 1999, between Grand Hotel Group Limited, Cygnet Ventures Limited, Arab Bank plc and Irish Nationwide Building Society.

    *10.11 Share Sale Agreement, dated July 5, 1999, among Ellen Doherty, Ellen Doherty Settlement 1997 and Leisure Travel Group Limited.

    *10.12 Sale Agreement, dated July 5, 1999, between Ellen Doherty and Leisure Travel Group Limited.

    *10.13 Agreement for the Acquisition of the Issued Share Capital of Ilios Travel Limited, dated January 2000, between Nita Eugenie Anne Beecroft and Leisure Travel Group Limited.

     23.1     Consent of Ernst & Young.

     23.2     Consent of Ernst & Young.

     23.3     Consent of Ernst & Young.

   **23.4 Consent of Greenberg Traurig, LLP (included in the opinion filed as Exhibit 5.1).

     24.1 Power of Attorney (set forth on signature page of the Registration Statement).

    *27.1     Financial Data Schedule.
----------
 * Filed with Form S-1 originally filed with the Securities and Exchange Commission on March 10, 2000.

**    To be filed by amendment.